UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 29, 2020

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: July 29, 2020

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Barclays PLC

Interim Results Announcement

30 June 2020

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839.

Notes

The terms Barclays or Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the six months ended 30 June 2020 to the corresponding six months of 2019 and balance sheet analysis as at 30 June 2020 with comparatives relating to 31 December 2019 and 30 June 2019. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary that can be accessed at home.barclays/investor-relations/reports-and-events/latest-financial-results.

The information in this announcement, which was approved by the Board of Directors on 28 July 2020, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2019, which contained an unmodified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished as a Form 6-K to the US Securities and Exchange Commission (SEC) as soon as practicable following their publication. Once furnished with the SEC, a copy of the Form 6-K will be available from the SEC’s website at www.sec.gov.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Non-IFRS performance measures

Barclays management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 88 to 97 for further information and calculations of non-IFRS performance measures included throughout this document, and the most directly comparable IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by members of the management of the Group (including, without limitation, during management presentations to financial analysts) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group’s future financial position, income growth, assets, impairment charges, provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend payout ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets, estimates of capital expenditures, plans and objectives for future operations, projected employee numbers, IFRS impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. The forward-looking statements speak only as at the date on which they are made and such statements may be affected by changes in legislation, the development of standards and interpretations under IFRS, including evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions; the effects of any volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entity within the Group or any securities issued by such entities; direct and indirect impacts of the coronavirus (COVID-19) pandemic; instability as a result of the exit by the UK from the European Union and the disruption that may subsequently result in the UK and globally; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual financial position, future results, dividend payments, capital, leverage or other regulatory ratios or other financial and non-financial metrics or performance measures may differ materially from the statements or guidance set forth in the Group’s forward-looking statements. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in our filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the fiscal year ended 31 December 2019 and our 2020 Interim Results Announcement for the six months ended 30 June 2020 filed on Form 6-K), which are available on the SEC’s website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of any relevant jurisdiction, (including, without limitation, the UK and the US), in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Performance Highlights

Open for business during the COVID-19 pandemic, helping support the economy

COVID-19 support Supporting customers, business, the community, and our colleagues	● c.600k payment holidays1 provided to customers, including c.121k in UK mortgages, c.157k in UK credit cards, c.106k in UK personal loans and point of sale finance, and c.216k in US credit cards
●   Provided c.£22bn of COVID-19 support for UK businesses, including enabling c.£7.7bn of government backed Bounce Back Loans1, lending c.£2.5bn under the CBILS programmes1,2 and facilitating c.£11.7bn of commercial paper issuance1

● Helped businesses and institutions to access the global capital markets, including raising c.£620bn of new issuance in the second quarter
● £45m of the £100m Community Aid Package distributed to charities and 817 branches remained open throughout the COVID-19 pandemic, over three-quarters of the branch network
● 70k of 88k colleagues working from home

Diversified business model delivered a resilient operating performance in H120

Despite the impacts of the COVID-19 pandemic, Barclays delivered a H120 Group profit before tax of £1.3bn (H119: £3.0bn), resulting in a return on tangible equity (RoTE) of 2.9% (H119: 9.1%) and earnings per share (EPS) of 4.0p (H119: 12.1p). Pre-provision profits (profit before tax excluding credit impairment charges) increased 27% to £5.0bn, while credit impairment charges increased to £3.7bn (H119: £0.9bn)

Income Strong CIB income offsetting challenges in Barclays UK and CC&P	Group income of £11.6bn up 8% versus prior year
● Corporate and Investment Bank (CIB) income of £6.9bn up 31% versus prior year driven by a standout performance in Markets
● Consumer, Cards and Payments (CC&P) income of £1.7bn down 21% versus prior year primarily due to lower balances and consumer spending volumes
● Barclays UK income of £3.2bn down 11% versus prior year reflecting lower interest rates and UK cards balances, COVID-19 customer support actions and the removal of certain fees
Costs Improved cost: income ratio	Group total operating expenses of £6.6bn down 4% versus prior year
● Cost efficiencies and cost discipline contributed to positive cost: income jaws of 12% resulting in an improved cost: income ratio of 57% (H119: 64%)
Credit impairment charges Increased impairment provisioning driving higher coverage ratios across portfolios	Credit impairment charges increased to £3.7bn (H119: £0.9bn), including £1.6bn in Q220
● The charge reflects £0.6bn in respect of single name wholesale loan charges in the period and £2.4bn impact from revised IFRS 9 scenarios
●  Impairment coverage ratio for the unsecured consumer lending portfolio increased to 12.0% (FY19: 8.1%). Coverage for exposures to selected industry sectors regarded as particularly vulnerable to the COVID-19 pandemic increased to 4.0% (FY19: 2.3%)

Capital, liquidity and TNAV Strong capital and liquidity position	Common equity tier 1 (CET1) ratio of 14.2% (December 2019: 13.8%)
● The increase over the first half of the year reflects profits, regulatory measures and cancellation of the full year 2019 dividend payment, partially offset by higher Risk Weighted Assets (RWAs)
● Headroom of 3.0% above revised Maximum Distributable Amount (MDA) hurdle, which has reduced to 11.2%3
● Tangible net asset value (TNAV) per share increased to 284p (December 2019: 262p)

Group outlook

Group outlook Given the uncertain economic outlook and low interest rate environment, the second half of the year is expected to continue to be challenging	● Income in Barclays UK and CC&P is expected to gradually recover from Q220 levels, but certain headwinds, including from the low interest rate environment, are likely to persist into 2021
● After a strong performance in H120 the CIB franchise is well positioned for the future
● Impairment in H220 is expected to remain above the level experienced in recent years, but to be below the H120 impairment charge assuming no change in macroeconomic forecasts
● Continued focus on cost discipline, but short-term headwinds remain from spend on COVID-19 initiatives
● In H220 there may be headwinds to the CET1 ratio from procyclical effects on RWAs, and reduced benefit from transitional relief on IFRS 9 impairment
● The Board will decide on future dividends and its capital returns policy at FY20

1	Payment holiday data as at 22 July 2020. Business lending and commercial paper issuance data as at 27 July 2020.
2	The Coronavirus Business Interruption Loan Scheme (CBILS) and the Coronavirus Large Business Interruption Loan Scheme programmes (together the CBILS programmes).
3	Barclays’ MDA hurdle reduced to 11.2% in July 2020, and will fluctuate through the cycle given recent regulatory changes.

Barclays Group results
for the half year ended	30.06.20	30.06.19
	£m	£m	% Change
Total income	11,621	10,790	8
Credit impairment charges	(3,738)	(928)
Net operating income	7,883	9,862	(20)
Operating expenses	(6,563)	(6,758)	3
Litigation and conduct	(30)	(114)	74
Total operating expenses	(6,593)	(6,872)	4
Other net (expenses)/income	(18)	24
Profit before tax	1,272	3,014	(58)
Tax charge	(113)	(545)	79
Profit after tax	1,159	2,469	(53)
Non-controlling interests	(37)	(34)	(9)
Other equity instrument holders	(427)	(363)	(18)
Attributable profit	695	2,072	(66)

Performance measures
Return on average tangible shareholders' equity	2.9%	9.1%
Average tangible shareholders' equity (£bn)	48.6	45.7
Cost: income ratio	57%	64%
Loan loss rate (bps)	207	54
Basic earnings per share	4.0p	12.1p
Dividend per share	-	3.0p

Performance measures excluding litigation and conduct1
Profit before tax	1,302	3,128	(58)
Attributable profit	710	2,158	(67)
Return on average tangible shareholders' equity	2.9%	9.4%
Cost: income ratio	56%	63%
Basic earnings per share	4.1p	12.6p

	As at 30.06.20	As at 31.12.19	As at 30.06.19
Balance sheet and capital management2	£bn	£bn	£bn
Tangible net asset value per share	284p	262p	275p
Common equity tier 1 ratio	14.2%	13.8%	13.4%
Common equity tier 1 capital	45.4	40.8	42.9
Risk weighted assets	319.0	295.1	319.1
Average UK leverage ratio	4.7%	4.5%	4.7%
UK leverage ratio	5.2%	5.1%	5.1%

Funding and liquidity
Group liquidity pool (£bn)	298	211	238
Liquidity coverage ratio	186%	160%	156%
Loan: deposit ratio	76%	82%	82%

1	Refer to pages 88 to 97 for further information and calculations of performance measures excluding litigation and conduct.
2	Refer to pages 48 to 53 for further information on how capital, RWAs and leverage are calculated.

Group Chief Executive Officer’s Review

“This has been a period focussed on supporting our customers, clients and the UK economy through the COVID-19 pandemic – providing the people and businesses that we serve with a bridge to recovery in every way we can.

Since late March, we have helped to deliver around £22bn of vitally important COVID-19 government support measures to UK businesses to help fund them, including 250k government backed Bounce Back Loans totalling c.£7.7bn, c.£2.5bn under the CBILS programmes and c.£11.7bn of commercial paper issuance.1

To help consumers with their short-term household finances more than 600k payment holidays1 have been provided along with other fee waivers and support measures. We have also already distributed £45m of our £100m Community Aid Package to COVID-19 related charities in the UK, US and India to help rebuild communities.

Our CIB is taking a leading role helping clients to access capital markets to raise equity and debt, underwriting c.£620bn of new issuance in the quarter. In the equity capital markets, where we are a UK leader and broker to 40 of the FTSE 100 and FTSE 250 companies, we supported UK companies to raise £4.0bn as they navigate this crisis.

I remain very proud of the dedication and diligence of our 88k colleagues who have been working extremely hard to help our clients and customers through these tough times, playing our full part in the recovery efforts and delivering support at scale.

The reason that we have been able to support the economy as extensively as we have and remain financially resilient is because of our diversified universal banking model. Our strength in diversification has delivered pre-provision profits of £5.0bn and, even after impairment, we remain profitable. Income increased 8% to £11.6bn for the half, with total costs down 4% to £6.6bn resulting in positive jaws of 12%, and an improved cost to income ratio of 57% versus prior year.

In our CIB, income increased 31% to £6.9bn driven by strong performance in our Markets business, particularly in FICC (up 83%) and Equities (up 26%), and an 8% increase in Banking fees income through continued momentum in both debt and equity capital markets.

Our consumer business income decreased by 11% in Barclays UK and 21% in CC&P as a result of the lower interest rate environment, fewer interest earning balances, reduced payments activity and action to provide support for customers.

Credit impairment charges increased to £3.7bn in the first half due to the forecast impact of COVID-19. However, our improved pre-impairment performance ensured that we still delivered £1.3bn profit before tax for the first half of 2020, post impairment.

In the quarter Group total income decreased 4% year-on-year to £5.3bn, with total costs down 6% to £3.3bn. Following our £1.6bn quarterly credit impairment charge, profit before tax was £359m, and Group RoTE was 0.7%, with EPS of 0.5p.

Our CET1 ratio stands at 14.2% which underscores the strength of our balance sheet. Although we will remain well capitalised and ahead of our minimum requirements, we may experience stronger capital headwinds in the second half of the year. The Board will decide on future dividends and capital returns at the year-end 2020.

While the remainder of 2020 will be challenging, our diversified model means we can remain financially resilient and continue to support our customers and clients.”

James E Staley, Group Chief Executive Officer

1	Payment holiday data as at 22 July 2020. Business lending and commercial paper issuance data as at 27 July 2020.

Group Finance Director’s Review

Group performance

●	Statutory RoTE was 2.9% (H119: 9.1%) and statutory EPS was 4.0p (H119: 12.1p)
●
Profit before tax was £1,272m (H119: £3,014m). Excluding litigation and conduct, profit before tax was £1,302m (H119: £3,128m), as positive operating leverage from an 8% increase in income and 3% reduction in operating expenses was offset by materially higher credit impairment charges

●	Pre-provision profits increased 27% to £5,010m, benefitting from the Group’s diversified business model, as strong performance in CIB more than offset income headwinds in Barclays UK and CC&P
●
Total income increased 8% to £11,621m. Barclays UK income decreased 11% due to ongoing margin pressure, including COVID-19 customer support actions, base rate reductions, lower UK cards interest earning lending (IEL) and overdraft balances, as well as lower income due to the removal of certain fees in overdrafts and UK cards. Barclays International income increased 16%, with CIB income up 31% and CC&P income down 21%. Within CIB, Markets income increased due to a strong performance across FICC and Equities. Banking fees income increased reflecting a strong performance in debt and equity capital markets, while there was a reduction in Corporate income driven by fair value losses, margin compression and carry costs on hedges. CC&P income decreased primarily as a result of lower balances on co-branded cards and a c.£100m valuation loss on Barclays’ preference shares in Visa Inc.

●
Credit impairment charges increased to £3,738m (H119: £928m). This increase primarily reflects £591m in respect of single name wholesale loan charges and £2.4bn impact from revised IFRS 9 scenarios (the “COVID-19 scenarios”) reflecting forecast deterioration in macroeconomic variables (including a prolonged period of heightened UK and US unemployment), partially offset by the estimated impact of central bank, government and other support measures

●
Operating expenses decreased 3% to £6,563m reflecting cost efficiencies and continued cost discipline in the current environment. The Group delivered positive cost: income jaws of 11% which resulted in the Group cost: income ratio, excluding litigation and conduct, reducing to 56% (H119: 63%). The Group accrued compensation costs reflective of business performance, resulting in a compensation: income ratio of 32.2% (H119: 34.4%)

●
The effective tax rate was 8.9% (H119: 18.1%). This reflects the tax benefit recognised for a re-measurement of UK deferred tax assets as a result of the UK corporation tax rate being maintained at 19%. The Group’s effective tax rate for the full year is expected to be around 20%, excluding litigation and conduct

●	Attributable profit was £695m (H119: £2,072m). Excluding litigation and conduct, attributable profit was £710m (H119: £2,158m), generating a RoTE of 2.9% (H119: 9.4%) and EPS of 4.1p (H119: 12.6p)
●
Total assets increased to £1,385bn (December 2019: £1,140bn), primarily due to a £78bn increase in derivative assets (with a corresponding increase in derivative liabilities), £52bn increase in cash collateral and settlement balances, and £26bn increase in financial assets at fair value through the income statement. The low interest rate environment has resulted in significant decreases in forward interest rate curves which coupled with increased client activity and the appreciation of period end USD against GBP has resulted in rising asset values. Loans and advances have also increased by £16bn, which reflects the £7.1bn of lending under the government backed Bounce Back Loan Scheme (BBLS) and the CBILS which Barclays UK has provided to support businesses through the COVID-19 pandemic

●	TNAV per share increased to 284p (December 2019: 262p) reflecting 4.0p of statutory EPS and positive reserve movements, including retirement benefit re-measurements and currency translation reserves

Group capital and leverage

●	The CET1 ratio increased to 14.2% (December 2019: 13.8%)
–
CET1 capital increased by £4.6bn to £45.4bn reflecting resilient capital generation through £4.9bn of profits after tax, excluding credit impairment charges and a £1.0bn increase due to the cancellation of the full year 2019 dividend

–
Impairment charges of £3.7bn before tax were partially offset by a £1.3bn increase in IFRS 9 transitional relief after tax, which was driven by £1.2bn in Q220 due to both the new impairment charges and the implementation of new regulatory measures which allow for 100% relief on increases in stage 1 and stage 2 impairment throughout 2020 and 2021

	–	RWAs increased by £23.9bn to £319.0bn primarily due to higher market volatility and client activity within CIB as well as a reduction in credit quality, partially offset by lower CC&P balances
●	The average UK leverage ratio increased to 4.7% (December 2019: 4.5%) primarily driven by the increase in CET1 capital. The average leverage exposure increased to £1,149bn (December 2019: £1,143bn)
●
The UK leverage ratio increased to 5.2% (December 2019: 5.1%) primarily driven by the increase in CET1 capital, partially offset by an increase in leverage exposure. The leverage exposure increased by £63bn to £1,071bn, primarily driven by an increase in IFRS total assets, partially offset by the Prudential Regulation Authority’s (PRA) early adoption of CRR II settlement netting

Group funding and liquidity

●
The liquidity pool was £298bn (December 2019: £211bn) and the liquidity coverage ratio (LCR) remained significantly above the 100% regulatory requirement at 186% (December 2019: 160%), equivalent to a surplus of £135bn (December 2019: £78bn). The increase in the liquidity pool, LCR and surplus is driven by a 12% growth in customer deposits and actions to maintain a prudent funding and liquidity position in the current environment

●
Wholesale funding outstanding, excluding repurchase agreements, was £181.9bn (December 2019: £147.1bn). The Group issued £4.8bn equivalent of minimum requirement for own funds and eligible liabilities (MREL) instruments from Barclays PLC (the Parent company) during the year. The Group is well advanced in its MREL issuance plans, with a Barclays PLC MREL ratio of 32.4% as at 30 June 2020 (December 2019: 31.2%) relative to an estimated requirement (including requisite buffers) of c.29.7% by 1 January 2022

Other matters

●
As at 30 June 2020, the Group held a provision of £774m relating to Payment Protection Insurance (PPI). Since the provision increase in 2019, 70% of the items outstanding as at 30 September 2019 have been resolved (including invalid items) and observations from these resolved complaints continue to support the provision level

Dividends and capital returns

●
In response to a request from the PRA, and to preserve additional capital for use in serving Barclays customers and clients through the extraordinary challenges presented by the COVID-19 pandemic, the Board agreed to cancel the 6.0p per ordinary share full year 2019 dividend. The Board also decided that for 2020 Barclays would suspend its current capital returns policy and accordingly will not undertake any interim ordinary share dividend payments, regulatory accruals of ordinary share dividends, or share buybacks. The Board will decide on future dividends and its capital returns policy at year-end 2020

Outlook and guidance

●	Given the uncertain economic outlook and low interest rate environment, the second half of the year is expected to continue to be challenging
	–	Income in Barclays UK and CC&P is expected to gradually recover from Q220 levels, but certain headwinds including from the low interest rate environment, are likely to persist into 2021
	–	The CIB performance in the first half benefitted from increased issuance activity and trading volumes, with the franchise well positioned for the future
	–	Impairment in H220 is expected to remain above the level experienced in recent years, but to be below the H120 credit impairment charge assuming no change in macroeconomic forecasts
●	Continued focus on cost discipline, but short-term headwinds remain from spend on COVID-19 initiatives
●
In H220 there may be headwinds to the Group’s CET1 ratio from procyclical effects on RWAs, and reduced benefit from transitional relief on IFRS 9 impairment. However, the Group’s CET1 ratio will continue to be managed to maintain an appropriate headroom above the MDA hurdle

●	The Group continues to target a RoTE1 of >10% and cost: income ratio of <60% over time, but targets remain subject to change depending on the evolution of the COVID-19 pandemic

Tushar Morzaria, Group Finance Director

1	Excluding litigation and conduct.

Results by Business

Barclays UK	Half year ended	Half year ended
	30.06.20	30.06.19
Income statement information	£m	£m	% Change
Net interest income	2,637	2,907	(9)
Net fee, commission and other income	534	641	(17)
Total income	3,171	3,548	(11)
Credit impairment charges	(1,064)	(421)
Net operating income	2,107	3,127	(33)
Operating expenses	(2,041)	(2,021)	(1)
Litigation and conduct	(11)	(44)	75
Total operating expenses	(2,052)	(2,065)	1
Other net income	13	-
Profit before tax	68	1,062	(94)
Attributable profit	52	750	(93)

	As at 30.06.20	As at 31.12.19	As at 30.06.19
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	202.0	193.7	189.1
Total assets	287.6	257.8	259.0
Customer deposits at amortised cost	225.7	205.5	200.9
Loan: deposit ratio	92%	96%	97%
Risk weighted assets	77.9	74.9	76.2
Period end allocated tangible equity	10.3	10.3	10.3

	Half year ended	Half year ended
Key facts	30.06.20	30.06.19
Average loan to value of mortgage portfolio1	52%	50%
Average loan to value of new mortgage lending1	68%	67%
Number of branches	904	972
Mobile banking active customers	8.7m	7.9m
30 day arrears rate - Barclaycard Consumer UK	2.0%	1.8%

Performance measures
Return on average allocated tangible equity	1.0%	14.5%
Average allocated tangible equity (£bn)	10.2	10.3
Cost: income ratio	65%	58%
Loan loss rate (bps)	101	43
Net interest margin	2.69%	3.11%

Performance measures excluding litigation and conduct2	£m	£m	% Change
Profit before tax	79	1,106	(93)
Attributable profit	60	782	(92)
Return on average allocated tangible equity	1.2%	15.1%
Cost: income ratio	64%	57%

1	Average loan to value of mortgages is balance weighted and reflects both residential and buy-to-let (BTL) mortgage portfolios within the Home Loans portfolio.
2	Refer to pages 88 to 97 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays UK	Half year ended	Half year ended
	30.06.20	30.06.19
Analysis of total income	£m	£m	% Change
Personal Banking	1,794	1,910	(6)
Barclaycard Consumer UK	803	987	(19)
Business Banking	574	651	(12)
Total income	3,171	3,548	(11)

Analysis of credit impairment charges
Personal Banking	(264)	(88)
Barclaycard Consumer UK	(697)	(315)
Business Banking	(103)	(18)
Total credit impairment charges	(1,064)	(421)

	As at 30.06.20	As at 31.12.19	As at 30.06.19
Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn
Personal Banking	154.9	151.9	147.3
Barclaycard Consumer UK	11.5	14.7	15.1
Business Banking	35.6	27.1	26.7
Total loans and advances to customers at amortised cost	202.0	193.7	189.1

Analysis of customer deposits at amortised cost
Personal Banking	169.6	159.2	156.3
Barclaycard Consumer UK	0.1	-	-
Business Banking	56.0	46.3	44.6
Total customer deposits at amortised cost	225.7	205.5	200.9

Barclays UK continued to support customers during H120, increasing lending by £8.3bn, predominantly through £7.1bn of BBLS and CBILS. Customer deposits grew by £20.2bn, reflecting the impact from payment holidays, lower customer spending levels and the deposit of BBLS and CBILS loan proceeds, demonstrating franchise strength. Digital investment continues to transform customer interactions, providing continuity of service and resilience through the lockdown. During H120 Barclays UK provided c.350k payment holidays to customers across material portfolios. These comprised £0.7bn UK cards balances (5% of the portfolio), £0.6bn UK personal loan balances (11% of the portfolio), and £14.9bn mortgage balances (10% of the portfolio).

Income statement – H120 compared to H119

●	Profit before tax, excluding litigation and conduct, was £79m (H119: £1,106m). RoTE was 1.2% (H119: 15.1%) reflecting a challenging operating environment
●
Total income decreased 11% to £3,171m. Net interest income reduced 9% to £2,637m (resulting in a lower net interest margin (NIM) of 2.69% (H119: 3.11%)) reflecting COVID-19 customer support actions, the interval between Q120 base rate reductions and deposit re-pricing, as well as ongoing lower UK cards IEL and overdraft balances. Net fee, commission and other income decreased 17% to £534m, due to the removal of certain fees in overdrafts and UK cards, and planned lower debt sales

	–	Personal Banking income decreased 6% to £1,794m, reflecting deposit margin compression, COVID-19 customer support actions, and lower overdraft balances and fees
	–	Barclaycard Consumer UK income decreased 19% to £803m as reduced borrowing and spend levels by customers resulted in a lower level of IEL balances, as well as planned lower debt sales
–
Business Banking income decreased 12% to £574m due to deposit margin compression, lower transactional fee volumes as a result of COVID-19 and related customer support actions, partially offset by lending and deposit balance growth

●
Credit impairment charges increased to £1,064m (H119: £421m) reflecting forecast deterioration in macroeconomic variables in the COVID-19 scenarios, partially offset by the estimated impact of central bank, government and other support measures

●	Operating expenses increased 1% to £2,041m as efficiency savings were more than offset by COVID-19 pandemic related costs

Balance sheet – 30 June 2020 compared to 31 December 2019

●
Loans and advances to customers at amortised cost increased 4% to £202.0bn predominantly through £7.1bn of BBLS and CBILS lending, £1.9bn of mortgage growth and the £2.2bn transfer of the Barclays Partner Finance portfolio from Barclays International1 with effect from 1 April 2020, partially offset by lower UK cards balances

●	Customer deposits at amortised cost increased 10% to £225.7bn due to lower spending levels, the impact of payment holidays, as well as the deposit of BBLS and CBILS loan proceeds
●	RWAs increased to £77.9bn (December 2019: £74.9bn) principally driven by the transfer of the Barclays Partner Finance portfolio1 and growth in mortgages

1	Refer to Segmental reporting note page 64 for further information. The 2019 comparative figures have not been restated.

Barclays International	Half year ended	Half year ended
	30.06.20	30.06.19
Income statement information	£m	£m	% Change
Net interest income	1,845	1,917	(4)
Net trading income	4,020	2,160	86
Net fee, commission and other income	2,789	3,396	(18)
Total income	8,654	7,473	16
Credit impairment charges	(2,619)	(492)
Net operating income	6,035	6,981	(14)
Operating expenses	(4,405)	(4,641)	5
Litigation and conduct	(11)	(30)	63
Total operating expenses	(4,416)	(4,671)	5
Other net income	10	31	(68)
Profit before tax	1,629	2,341	(30)
Attributable profit	997	1,620	(38)

	As at 30.06.20	As at 31.12.19	As at 30.06.19
Balance sheet information	£bn	£bn	£bn
Loans and advances at amortised cost	138.1	132.8	134.8
Trading portfolio assets	109.5	113.3	120.0
Derivative financial instrument assets	306.8	228.9	243.8
Financial assets at fair value through the income statement	154.3	128.4	154.7
Cash collateral and settlement balances	130.8	79.4	101.3
Other assets	236.3	178.6	196.8
Total assets	1,075.8	861.4	951.4
Deposits at amortised cost	241.2	210.0	212.0
Derivative financial instrument liabilities	307.6	228.9	243.0
Loan: deposit ratio	57%	63%	64%
Risk weighted assets	231.2	209.2	214.8
Period end allocated tangible equity	31.6	29.6	30.2

	Half year ended	Half year ended
Performance measures	30.06.20	30.06.19
Return on average allocated tangible equity	6.2%	10.5%
Average allocated tangible equity (£bn)	32.4	30.8
Cost: income ratio	51%	63%
Loan loss rate (bps)	368	72
Net interest margin	3.67%	3.95%

Performance measures excluding litigation and conduct1	£m	£m	% Change
Profit before tax	1,640	2,371	(31)
Attributable profit	1,005	1,644	(39)
Return on average allocated tangible equity	6.2%	10.7%
Cost: income ratio	51%	62%

1	Refer to pages 88 to 97 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays International
Corporate and Investment Bank	Half year ended	Half year ended
	30.06.20	30.06.19
Income statement information	£m	£m	% Change
FICC	3,326	1,822	83
Equities	1,238	984	26
Markets	4,564	2,806	63
Advisory	239	353	(32)
Equity capital markets	247	187	32
Debt capital markets	881	727	21
Banking fees	1,367	1,267	8
Corporate lending	172	368	(53)
Transaction banking	830	859	(3)
Corporate	1,002	1,227	(18)
Total income	6,933	5,300	31
Credit impairment charges	(1,320)	(96)
Net operating income	5,613	5,204	8
Operating expenses	(3,370)	(3,479)	3
Litigation and conduct	(3)	(26)	88
Total operating expenses	(3,373)	(3,505)	4
Other net income	3	15	(80)
Profit before tax	2,243	1,714	31
Attributable profit	1,514	1,178	29

	As at 30.06.20	As at 31.12.19	As at 30.06.19
Balance sheet information	£bn	£bn	£bn
Loans and advances at amortised cost	104.9	92.0	92.1
Trading portfolio assets	109.3	113.3	119.9
Derivative financial instrument assets	306.7	228.8	243.7
Financial assets at fair value through the income statement	153.7	127.7	154.1
Cash collateral and settlement balances	129.7	78.5	100.4
Other assets	205.5	155.3	168.1
Total assets	1,009.8	795.6	878.3
Deposits at amortised cost	173.9	146.2	145.4
Derivative financial instrument liabilities	307.6	228.9	242.9
Risk weighted assets	198.3	171.5	175.9

	Half year ended	Half year ended
Performance measures	30.06.20	30.06.19
Return on average allocated tangible equity	11.0%	9.3%
Average allocated tangible equity (£bn)	27.7	25.5
Cost: income ratio	49%	66%

Performance measures excluding litigation and conduct1	£m	£m	% Change
Profit before tax	2,246	1,740	29
Attributable profit	1,516	1,199	26
Return on average allocated tangible equity	11.0%	9.4%
Cost: income ratio	49%	66%

1	Refer to pages 88 to 97 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays International
Consumer, Cards and Payments	Half year ended	Half year ended
	30.06.20	30.06.19
Income statement information	£m	£m	% Change
Net interest income	1,176	1,385	(15)
Net fee, commission, trading and other income	545	788	(31)
Total income	1,721	2,173	(21)
Credit impairment charges	(1,299)	(396)
Net operating income	422	1,777	(76)
Operating expenses	(1,035)	(1,162)	11
Litigation and conduct	(8)	(4)
Total operating expenses	(1,043)	(1,166)	11
Other net income	7	16	(56)
(Loss)/profit before tax	(614)	627
Attributable (loss)/profit	(517)	442

	As at 30.06.20	As at 31.12.19	As at 30.06.19
Balance sheet information	£bn	£bn	£bn
Loans and advances at amortised cost	33.2	40.8	42.7
Total assets	66.0	65.8	73.1
Deposits at amortised cost	67.3	63.8	66.6
Risk weighted assets	32.9	37.7	38.9

	Half year ended	Half year ended
Key facts	30.06.20	30.06.19
30 day arrears rate – Barclaycard US	2.4%	2.4%
US cards customer FICO score distribution
<660	14%	14%
>660	86%	86%
Total number of Barclaycard payments clients	c.368,000	383,382
Value of payments processed (£bn)1	156	174

Performance measures
Return on average allocated tangible equity	(21.9%)	16.6%
Average allocated tangible equity (£bn)	4.7	5.3
Cost: income ratio	61%	54%
Loan loss rate (bps)	714	176

Performance measures excluding litigation and conduct2	£m	£m	% Change
(Loss)/profit before tax	(606)	631
Attributable (loss)/profit	(511)	445
Return on average allocated tangible equity	(21.7%)	16.7%
Cost: income ratio	60%	53%

1	Includes £124bn (H119: £135bn) of merchant acquiring payments.
2	Refer to pages 88 to 97 for further information and calculations of performance measures excluding litigation and conduct.

Barclays International continued to support its customers and clients through the COVID-19 pandemic by providing or facilitating lending, through the range of support programmes which have been introduced, as well as enabling the raising of debt and equity financing in the capital markets. Support actions, including over 200k payment holidays, have also been introduced to help customers and clients through the difficulties they may be experiencing. Despite the challenging operating environment, Barclays International delivered a RoTE of 6.2%, excluding litigation and conduct, reflecting the benefits of a diversified business model.

Income statement – H120 compared to H119

●	Profit before tax, excluding litigation and conduct, decreased 31% to £1,640m with a RoTE of 6.2% (H119: 10.7%), reflecting a RoTE of 11.0% (H119: 9.4%) in CIB and (21.7)% (H119: 16.7%) in CC&P
●	Total income increased to £8,654m (H119: £7,473m)
	–	CIB income increased 31% to £6,933m
–
Markets income of £4,564m (H119: £2,806m) was the best ever first half of the year on a comparable basis1. FICC income increased 83% to £3,326m driven by strong performances in macro and credit, reflecting increased client activity and spread widening. Equities income increased 26% to £1,238m driven by cash and derivatives due to higher levels of client activity and volatility. This Markets performance reflected an increase in market share in Q1202

–
Banking fees income increased 8% to £1,367m due to a strong performance in debt and equity capital markets, representing the best ever first half of the year on a comparable basis for these businesses1, partially offset by lower fee income in advisory which was impacted by a reduced fee pool3

–
Within Corporate, Transaction banking income decreased 3% to £830m as deposit balance growth was more than offset by margin compression. Corporate lending income decreased by 53% to £172m reflecting the impact of c.£180m of losses on fair value lending positions and c.£50m of losses on mark-to-market and carry costs on related hedges in H120

–
CC&P income decreased 21% to £1,721m as the impacts of the COVID-19 pandemic resulted in lower balances on co-branded cards, margin compression and reduced payments activity. Q220 included a c.£100m valuation loss on Barclays’ preference shares in Visa Inc. resulting from the Q220 Supreme Court ruling concerning charges paid by merchants

●	Credit impairment charges increased to £2,619m (H119: £492m)
–
CIB credit impairment charges increased to £1,320m (H119: £96m), reflecting £591m in respect of single name wholesale loan charges and impacts from the COVID-19 scenarios, partially offset by the estimated impact of central bank, government and other support measures

–
CC&P credit impairment charges increased to £1,299m (H119: £396m) reflecting forecast deterioration in macroeconomic variables in the COVID-19 scenarios, partially offset by the estimated impact of central bank, government and other support measures

●	Operating expenses decreased 5% to £4,405m
	–	CIB operating expenses decreased 3% to £3,370m due to cost efficiencies and discipline in the current environment
	–	CC&P operating expenses decreased 11% to £1,035m reflecting cost efficiencies and lower marketing spend due to the impacts of the COVID-19 pandemic

Balance sheet – 30 June 2020 compared to 31 December 2019

●	Loans and advances increased £5.3bn to £138.1bn due to increased lending within CIB, partially offset by lower card balances in CC&P
●
Derivative financial instrument assets and liabilities increased £77.9bn to £306.8bn and £78.7bn to £307.6bn respectively driven by a decrease in major interest rate curves and increased trading volumes

●	Cash collateral and settlements increased £51.4bn to £130.8bn predominantly due to increased activity
●	Financial assets at fair value through the income statement increased £25.9bn to £154.3bn driven by increased secured lending
●	Other assets increased £57.7bn to £236.3bn predominantly due to an increase in cash at central banks and securities within the liquidity pool
●	Deposits at amortised cost increased £31.2bn to £241.2bn due to CIB clients increasing liquidity
●	RWAs increased to £231.2bn (December 2019: £209.2bn) primarily due to increased market volatility, client activity and a reduction in credit quality within CIB, partially offset by lower CC&P balances

1	Period covering Q114 – Q220. Pre 2014 financials were not restated following re-segmentation in Q116.
2
Data Source: Coalition, Q120 Competitor Analysis. Market share represents Barclays share of the total industry Revenue Pool. Analysis is based on Barclays internal business structure and internal revenues.

3	Data source: Dealogic for the period covering 1 January to 30 June 2020.

Head Office	Half year ended	Half year ended
	30.06.20	30.06.19
Income statement information	£m	£m	% Change
Net interest income	(259)	(206)	(26)
Net fee, commission and other income	55	(25)
Total income	(204)	(231)	12
Credit impairment charges	(55)	(15)
Net operating income	(259)	(246)	(5)
Operating expenses	(117)	(96)	(22)
Litigation and conduct	(8)	(40)	80
Total operating expenses	(125)	(136)	8
Other net expenses	(41)	(7)
Loss before tax	(425)	(389)	(9)
Attributable loss	(354)	(298)	(19)

	As at 30.06.20	As at 31.12.19	As at 30.06.19
Balance sheet information	£bn	£bn	£bn
Total assets	21.7	21.0	22.4
Risk weighted assets	9.9	11.0	28.1
Period end allocated tangible equity	7.4	5.6	7.0

	Half year ended	Half year ended
Performance measures	30.06.20	30.06.19
Average allocated tangible equity (£bn)	6.0	4.6

Performance measures excluding litigation and conduct1	£m	£m	% Change
Loss before tax	(417)	(349)	(19)
Attributable loss	(355)	(268)	(32)

Income statement – H120 compared to H119

●	Loss before tax, excluding litigation and conduct, was £417m (H119: £349m). Including litigation and conduct charges of £8m (H119: £40m), loss before tax was £425m (H119: £389m)
●
Total income was an expense of £204m (H119: £231m), which included mark-to-market losses on legacy investments, treasury items and funding costs of legacy capital instruments, partially offset by hedge accounting gains and recognition of dividends on Barclays’ stake in Absa Group Limited

●
Credit impairment charges increased to £55m (H119: £15m) due to impacts from the COVID-19 scenarios on the Italian home loan portfolio, partially offset by the estimated impact of central bank, government and other support measures

●	Operating expenses were £117m (H119: £96m), which included £45m of charitable donations from Barclays’ COVID-19 Community Aid Package
●	Other net expenses were £41m (H119: £7m), which included a fair value loss on an investment in an associate

Balance sheet – 30 June 2020 compared to 31 December 2019

●	RWAs decreased to £9.9bn (December 2019: £11.0bn) driven by the reduction in value of Barclays’ stake in Absa Group Limited

1	Refer to pages 88 to 97 for further information and calculations of performance measures excluding litigation and conduct.

Quarterly Results Summary

Barclays Group
	Q220	Q120	Q419	Q319	Q219	Q119	Q418	Q318
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,892	2,331	2,344	2,445	2,360	2,258	2,296	2,388
Net fee, commission and other income	3,446	3,952	2,957	3,096	3,178	2,994	2,777	2,741
Total income	5,338	6,283	5,301	5,541	5,538	5,252	5,073	5,129
Credit impairment charges	(1,623)	(2,115)	(523)	(461)	(480)	(448)	(643)	(254)
Net operating income	3,715	4,168	4,778	5,080	5,058	4,804	4,430	4,875
Operating costs	(3,310)	(3,253)	(3,308)	(3,293)	(3,501)	(3,257)	(3,624)	(3,329)
UK bank levy	-	-	(226)	-	-	-	(269)	-
Operating expenses	(3,310)	(3,253)	(3,534)	(3,293)	(3,501)	(3,257)	(3,893)	(3,329)
Guaranteed Minimum Pensions (GMP) charge	-	-	-	-	-	-	(140)	-
Litigation and conduct	(20)	(10)	(167)	(1,568)	(53)	(61)	(60)	(105)
Total operating expenses	(3,330)	(3,263)	(3,701)	(4,861)	(3,554)	(3,318)	(4,093)	(3,434)
Other net (expenses)/income	(26)	8	20	27	27	(3)	37	20
Profit before tax	359	913	1,097	246	1,531	1,483	374	1,461
Tax charge	(42)	(71)	(189)	(269)	(297)	(248)	(75)	(192)
Profit/(loss) after tax	317	842	908	(23)	1,234	1,235	299	1,269
Non-controlling interests	(21)	(16)	(42)	(4)	(17)	(17)	(83)	(43)
Other equity instrument holders	(206)	(221)	(185)	(265)	(183)	(180)	(230)	(176)
Attributable profit/(loss)	90	605	681	(292)	1,034	1,038	(14)	1,050

Performance measures
Return on average tangible shareholders' equity	0.7%	5.1%	5.9%	(2.4%)	9.0%	9.2%	(0.1%)	9.4%
Average tangible shareholders' equity (£bn)	50.2	47.0	46.4	48.4	46.2	45.2	44.3	44.6
Cost: income ratio	62%	52%	70%	88%	64%	63%	81%	67%
Loan loss rate (bps)	179	223	60	52	56	54	77	30
Basic earnings/(loss) per share	0.5p	3.5p	3.9p	(1.7p)	6.0p	6.1p	(0.1p)	6.1p

Performance measures excluding litigation and conduct1	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	379	923	1,264	1,814	1,584	1,544	434	1,566
Attributable profit	106	604	803	1,233	1,074	1,084	48	1,135
Return on average tangible shareholders' equity	0.8%	5.1%	6.9%	10.2%	9.3%	9.6%	0.4%	10.2%
Cost: income ratio	62%	52%	67%	59%	63%	62%	79%	65%
Basic earnings per share	0.6p	3.5p	4.7p	7.2p	6.3p	6.3p	0.3p	6.6p

Balance sheet and capital management2	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	1,385.1	1,444.3	1,140.2	1,290.4	1,232.8	1,193.5	1,133.3	1,170.8
Tangible net asset value per share	284p	284p	262p	274p	275p	266p	262p	260p
Common equity tier 1 ratio	14.2%	13.1%	13.8%	13.4%	13.4%	13.0%	13.2%	13.2%
Common equity tier 1 capital	45.4	42.5	40.8	41.9	42.9	41.4	41.1	41.7
Risk weighted assets	319.0	325.6	295.1	313.3	319.1	319.7	311.9	316.2
Average UK leverage ratio	4.7%	4.5%	4.5%	4.6%	4.7%	4.6%	4.5%	4.6%
Average UK leverage exposure	1,148.7	1,176.2	1,142.8	1,171.2	1,134.6	1,105.5	1,110.0	1,119.0
UK leverage ratio	5.2%	4.5%	5.1%	4.8%	5.1%	4.9%	5.1%	4.9%
UK leverage exposure	1,071.1	1,178.7	1,007.7	1,099.8	1,079.4	1,065.0	998.6	1,063.5

Funding and liquidity
Group liquidity (£bn)	298	237	211	226	238	232	227	213
Liquidity coverage ratio	186%	155%	160%	151%	156%	160%	169%	161%
Loan: deposit ratio	76%	79%	82%	82%	82%	80%	83%	83%

1	Refer to pages 88 to 97 for further information and calculations of performance measures excluding litigation and conduct.
2	Refer to pages 48 to 53 for further information on how capital, RWAs and leverage are calculated.

Quarterly Results by Business

Barclays UK
	Q220	Q120	Q419	Q319	Q219	Q119	Q418	Q318
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,225	1,412	1,478	1,503	1,438	1,469	1,513	1,529
Net fee, commission and other income	242	292	481	343	333	308	350	367
Total income	1,467	1,704	1,959	1,846	1,771	1,777	1,863	1,896
Credit impairment charges	(583)	(481)	(190)	(101)	(230)	(191)	(296)	(115)
Net operating income	884	1,223	1,769	1,745	1,541	1,586	1,567	1,781
Operating costs	(1,018)	(1,023)	(1,023)	(952)	(1,022)	(999)	(1,114)	(988)
UK bank levy	-	-	(41)	-	-	-	(46)	-
Operating expenses	(1,018)	(1,023)	(1,064)	(952)	(1,022)	(999)	(1,160)	(988)
Litigation and conduct	(6)	(5)	(58)	(1,480)	(41)	(3)	(15)	(54)
Total operating expenses	(1,024)	(1,028)	(1,122)	(2,432)	(1,063)	(1,002)	(1,175)	(1,042)
Other net income/(expenses)	13	-	-	-	(1)	1	(2)	1
(Loss)/profit before tax	(127)	195	647	(687)	477	585	390	740
Attributable (loss)/profit	(123)	175	438	(907)	328	422	241	510

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	202.0	195.7	193.7	193.2	189.1	187.5	187.6	186.7
Total assets	287.6	267.5	257.8	257.9	259.0	253.1	249.7	252.0
Customer deposits at amortised cost	225.7	207.5	205.5	203.3	200.9	197.3	197.3	195.8
Loan: deposit ratio	92%	96%	96%	97%	97%	96%	96%	96%
Risk weighted assets	77.9	77.7	74.9	76.8	76.2	76.6	75.2	74.8
Period end allocated tangible equity1	10.3	10.3	10.3	10.4	10.3	10.5	10.2	10.1

Performance measures
Return on average allocated tangible equity1	(4.8%)	6.9%	17.0%	(34.9%)	12.7%	16.3%	9.6%	20.1%
Average allocated tangible equity (£bn)1	10.3	10.1	10.3	10.4	10.3	10.4	10.1	10.1
Cost: income ratio	70%	60%	57%	132%	60%	56%	63%	55%
Loan loss rate (bps)	111	96	38	20	47	40	61	24
Net interest margin	2.48%	2.91%	3.03%	3.10%	3.05%	3.18%	3.20%	3.22%

Performance measures excluding litigation and conduct2	£m	£m	£m	£m	£m	£m	£m	£m
(Loss)/profit before tax	(121)	200	705	793	518	588	405	794
Attributable (loss)/profit	(118)	178	481	550	358	424	253	558
Return on average allocated tangible equity1	(4.6%)	7.0%	18.7%	21.2%	13.9%	16.4%	10.1%	22.0%
Cost: income ratio	69%	60%	54%	52%	58%	56%	62%	52%

1	Q120 has been restated to reflect allocated tangible equity being calculated as 13.0% of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets.
2	Refer to pages 88 to 97 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays UK	Q220	Q120	Q419	Q319	Q219	Q119	Q418	Q318
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	826	968	1,064	1,035	946	964	998	1,021
Barclaycard Consumer UK	367	436	533	472	497	490	522	551
Business Banking	274	300	362	339	328	323	343	324
Total income	1,467	1,704	1,959	1,846	1,771	1,777	1,863	1,896

Analysis of credit impairment (charges)/releases
Personal Banking	(130)	(134)	(71)	(36)	(36)	(52)	(44)	(8)
Barclaycard Consumer UK	(396)	(301)	(108)	(49)	(175)	(140)	(250)	(88)
Business Banking	(57)	(46)	(11)	(16)	(19)	1	(2)	(19)
Total credit impairment charges	(583)	(481)	(190)	(101)	(230)	(191)	(296)	(115)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	154.9	153.4	151.9	150.1	147.3	145.9	146.0	145.4
Barclaycard Consumer UK	11.5	13.6	14.7	14.9	15.1	15.0	15.3	15.3
Business Banking	35.6	28.7	27.1	28.2	26.7	26.6	26.3	26.0
Total loans and advances to customers at amortised cost	202.0	195.7	193.7	193.2	189.1	187.5	187.6	186.7

Analysis of customer deposits at amortised cost
Personal Banking	169.6	161.4	159.2	157.9	156.3	154.1	154.0	153.4
Barclaycard Consumer UK	0.1	-	-	-	-	-	-	-
Business Banking	56.0	46.1	46.3	45.4	44.6	43.2	43.3	42.4
Total customer deposits at amortised cost	225.7	207.5	205.5	203.3	200.9	197.3	197.3	195.8

Barclays International
	Q220	Q120	Q419	Q319	Q219	Q119	Q418	Q318
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	847	998	965	1,059	1,017	900	984	965
Net trading income	1,660	2,360	929	1,110	1,016	1,144	837	1,103
Net fee, commission and other income	1,503	1,286	1,558	1,581	1,870	1,526	1,400	1,222
Total income	4,010	4,644	3,452	3,750	3,903	3,570	3,221	3,290
Credit impairment charges	(1,010)	(1,609)	(329)	(352)	(247)	(245)	(354)	(143)
Net operating income	3,000	3,035	3,123	3,398	3,656	3,325	2,867	3,147
Operating costs	(2,186)	(2,219)	(2,240)	(2,282)	(2,435)	(2,206)	(2,441)	(2,277)
UK bank levy	-	-	(174)	-	-	-	(210)	-
Operating expenses	(2,186)	(2,219)	(2,414)	(2,282)	(2,435)	(2,206)	(2,651)	(2,277)
Litigation and conduct	(11)	-	(86)	-	(11)	(19)	(33)	(32)
Total operating expenses	(2,197)	(2,219)	(2,500)	(2,282)	(2,446)	(2,225)	(2,684)	(2,309)
Other net income	4	6	17	21	13	18	32	12
Profit before tax	807	822	640	1,137	1,223	1,118	215	850
Attributable profit/(loss)	468	529	397	799	832	788	(21)	687

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	138.1	167.0	132.8	138.1	134.8	130.9	127.2	132.4
Trading portfolio assets	109.5	101.6	113.3	119.4	120.0	117.2	104.0	124.6
Derivative financial instrument assets	306.8	341.5	228.9	286.0	243.8	217.3	222.1	214.8
Financial assets at fair value through the income statement	154.3	188.4	128.4	158.0	154.7	153.5	144.7	147.8
Cash collateral and settlement balances	130.8	153.2	79.4	112.5	101.3	97.8	74.3	94.3
Other assets	236.3	201.5	178.6	195.6	196.8	202.3	189.8	186.3
Total assets	1,075.8	1,153.2	861.4	1,009.6	951.4	919.0	862.1	900.2
Deposits at amortised cost	241.2	263.3	210.0	217.6	212.0	215.5	197.2	200.3
Derivative financial instrument liabilities	307.6	338.8	228.9	283.3	243.0	213.5	219.6	213.7
Loan: deposit ratio	57%	63%	63%	63%	64%	61%	65%	66%
Risk weighted assets	231.2	237.9	209.2	223.1	214.8	216.1	210.7	214.6
Period end allocated tangible equity1	31.6	33.1	29.6	31.4	30.2	30.6	29.9	30.2

Performance measures
Return on average allocated tangible equity1	5.6%	6.8%	5.1%	9.9%	10.7%	10.4%	(0.3%)	8.8%
Average allocated tangible equity (£bn)1	33.5	31.2	30.9	32.2	31.1	30.5	31.3	31.1
Cost: income ratio	55%	48%	72%	61%	63%	62%	83%	70%
Loan loss rate (bps)	284	377	96	99	72	73	107	41
Net interest margin	3.43%	3.93%	4.29%	4.10%	3.91%	3.99%	3.98%	3.87%

Performance measures excluding litigation and conduct2	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	818	822	726	1,137	1,234	1,137	248	882
Attributable profit	476	529	461	801	840	804	13	713
Return on average allocated tangible equity1	5.7%	6.8%	6.0%	10.0%	10.8%	10.6%	0.2%	9.2%
Cost: income ratio	55%	48%	70%	61%	62%	62%	82%	69%

1	Q120 has been restated to reflect allocated tangible equity being calculated as 13.0% of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets.
2	Refer to pages 88 to 97 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays International

Corporate and Investment Bank	Q220	Q120	Q419	Q319	Q219	Q119	Q418	Q318
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
FICC	1,468	1,858	726	816	920	902	570	688
Equities	674	564	409	494	517	467	375	471
Markets	2,142	2,422	1,135	1,310	1,437	1,369	945	1,159
Advisory	84	155	202	221	221	132	242	151
Equity capital markets	185	62	56	86	104	83	53	55
Debt capital markets	463	418	322	381	373	354	330	313
Banking fees	732	635	580	688	698	569	625	519
Corporate lending	61	111	202	195	216	152	243	197
Transaction banking	381	449	397	424	444	415	412	416
Corporate	442	560	599	619	660	567	655	613
Other	-	-	-	-	-	-	(74)	(56)
Total income	3,316	3,617	2,314	2,617	2,795	2,505	2,151	2,235
Credit impairment (charges)/releases	(596)	(724)	(30)	(31)	(44)	(52)	(35)	3
Net operating income	2,720	2,893	2,284	2,586	2,751	2,453	2,116	2,238
Operating costs	(1,680)	(1,690)	(1,691)	(1,712)	(1,860)	(1,619)	(1,835)	(1,712)
UK bank levy	-	-	(156)	-	-	-	(188)	-
Operating expenses	(1,680)	(1,690)	(1,847)	(1,712)	(1,860)	(1,619)	(2,023)	(1,712)
Litigation and conduct	(3)	-	(79)	(4)	(7)	(19)	(23)	(32)
Total operating expenses	(1,683)	(1,690)	(1,926)	(1,716)	(1,867)	(1,638)	(2,046)	(1,744)
Other net income	3	-	1	12	3	12	15	4
Profit before tax	1,040	1,203	359	882	887	827	85	498
Attributable profit/(loss)	694	820	193	609	596	582	(84)	431

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	104.9	128.2	92.0	95.8	92.1	90.6	86.4	93.3
Trading portfolio assets	109.3	101.5	113.3	119.3	119.9	117.2	104.0	124.5
Derivative financial instruments assets	306.7	341.4	228.8	286.0	243.7	217.3	222.1	214.8
Financial assets at fair value through the income statement	153.7	187.8	127.7	157.3	154.1	152.9	144.2	147.3
Cash collateral and settlement balances	129.7	152.2	78.5	111.6	100.4	96.9	73.4	93.3
Other assets	205.5	171.4	155.3	171.5	168.1	163.2	160.4	153.8
Total assets	1,009.8	1,082.5	795.6	941.5	878.3	838.1	790.5	827.0
Deposits at amortised cost	173.9	198.4	146.2	152.1	145.4	151.4	136.3	137.6
Derivative financial instrument liabilities	307.6	338.7	228.9	283.2	242.9	213.5	219.6	213.7
Risk weighted assets	198.3	201.7	171.5	184.9	175.9	176.6	170.9	175.9

Performance measures
Return on average allocated tangible equity1	9.6%	12.5%	3.0%	9.1%	9.2%	9.3%	(1.3%)	6.6%
Average allocated tangible equity (£bn)1	29.0	26.2	25.8	26.9	25.8	25.1	26.0	25.9
Cost: income ratio	51%	47%	83%	66%	67%	65%	95%	78%

Performance measures excluding litigation and conduct2	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	1,043	1,203	438	886	894	846	108	530
Attributable profit/(loss)	696	820	251	614	601	598	(57)	456
Return on average allocated tangible equity1	9.6%	12.5%	3.9%	9.2%	9.3%	9.5%	(0.9%)	7.0%
Cost: income ratio	51%	47%	80%	65%	67%	65%	94%	77%

1	Q120 has been restated to reflect allocated tangible equity being calculated as 13.0% of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets.
2	Refer to pages 88 to 97 for further information and calculations of performance measures excluding litigation and conduct.

Analysis of Barclays International

Consumer, Cards and Payments	Q220	Q120	Q419	Q319	Q219	Q119	Q418	Q318
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	513	663	717	720	720	665	664	691
Net fee, commission, trading and other income	181	364	421	413	388	400	406	364
Total income	694	1,027	1,138	1,133	1,108	1,065	1,070	1,055
Credit impairment charges	(414)	(885)	(299)	(321)	(203)	(193)	(319)	(146)
Net operating income	280	142	839	812	905	872	751	909
Operating costs	(506)	(529)	(549)	(570)	(575)	(587)	(606)	(565)
UK bank levy	-	-	(18)	-	-	-	(22)	-
Operating expenses	(506)	(529)	(567)	(570)	(575)	(587)	(628)	(565)
Litigation and conduct	(8)	-	(7)	4	(4)	-	(10)	-
Total operating expenses	(514)	(529)	(574)	(566)	(579)	(587)	(638)	(565)
Other net income	1	6	16	9	10	6	17	8
(Loss)/profit before tax	(233)	(381)	281	255	336	291	130	352
Attributable (loss)/profit	(226)	(291)	204	190	236	206	63	256

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	33.2	38.8	40.8	42.3	42.7	40.3	40.8	39.1
Total assets	66.0	70.7	65.8	68.1	73.1	80.9	71.6	73.2
Deposits at amortised cost	67.3	64.9	63.8	65.5	66.6	64.1	60.9	62.7
Risk weighted assets	32.9	36.2	37.7	38.2	38.9	39.5	39.8	38.7

Performance measures
Return on average allocated tangible equity1	(20.2%)	(23.5%)	15.9%	14.2%	17.8%	15.4%	4.8%	19.8%
Average allocated tangible equity (£bn)1	4.5	5.0	5.1	5.3	5.3	5.4	5.3	5.2
Cost: income ratio	74%	52%	50%	50%	52%	55%	60%	54%
Loan loss rate (bps)	455	846	273	283	180	182	290	138

Performance measures excluding litigation and conduct2	£m	£m	£m	£m	£m	£m	£m	£m
(Loss)/profit before tax	(225)	(381)	288	251	340	291	140	352
Attributable (loss)/profit	(220)	(291)	210	187	239	206	70	257
Return on average allocated tangible equity1	(19.6%)	(23.5%)	16.3%	14.0%	18.0%	15.4%	5.4%	19.9%
Cost: income ratio	73%	52%	50%	50%	52%	55%	59%	54%

1	Q120 has been restated to reflect allocated tangible equity being calculated as 13.0% of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets.
2	Refer to pages 88 to 97 for further information and calculations of performance measures excluding litigation and conduct.

Head Office
	Q220	Q120	Q419	Q319	Q219	Q119	Q418	Q318
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	(180)	(79)	(99)	(117)	(95)	(111)	(201)	(106)
Net fee, commission and other income	41	14	(11)	62	(41)	16	190	49
Total income	(139)	(65)	(110)	(55)	(136)	(95)	(11)	(57)
Credit impairment (charges)/releases	(30)	(25)	(4)	(8)	(3)	(12)	7	4
Net operating expenses	(169)	(90)	(114)	(63)	(139)	(107)	(4)	(53)
Operating costs	(106)	(11)	(45)	(59)	(44)	(52)	(69)	(64)
UK bank levy	-	-	(11)	-	-	-	(13)	-
Operating expenses	(106)	(11)	(56)	(59)	(44)	(52)	(82)	(64)
GMP charge	-	-	-	-	-	-	(140)	-
Litigation and conduct	(3)	(5)	(23)	(88)	(1)	(39)	(12)	(19)
Total operating expenses	(109)	(16)	(79)	(147)	(45)	(91)	(234)	(83)
Other net (expenses)/income	(43)	2	3	6	15	(22)	7	7
Loss before tax	(321)	(104)	(190)	(204)	(169)	(220)	(231)	(129)
Attributable loss	(255)	(99)	(154)	(184)	(126)	(172)	(234)	(147)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	21.7	23.6	21.0	22.9	22.4	21.4	21.5	18.6
Risk weighted assets	9.9	10.0	11.0	13.4	28.1	27.0	26.0	26.8
Period end allocated tangible equity1	7.4	6.0	5.6	5.5	7.0	4.5	4.9	4.2

Performance measures
Average allocated tangible equity (£bn)1	6.4	5.6	5.2	5.8	4.8	4.3	2.9	3.4

Performance measures excluding litigation and conduct2	£m	£m	£m	£m	£m	£m	£m	£m
Loss before tax	(318)	(99)	(167)	(116)	(168)	(181)	(219)	(110)
Attributable loss	(252)	(103)	(139)	(118)	(124)	(144)	(218)	(136)

1	Q120 has been restated to reflect allocated tangible equity being calculated as 13.0% of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets.
2	Refer to pages 88 to 97 for further information and calculations of performance measures excluding litigation and conduct.

Performance Management

Margins and balances
	Half year ended 30.06.20			Half year ended 30.06.19
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	2,637	197,023	2.69	2,907	188,377	3.11
Barclays International1	1,848	101,286	3.67	1,947	99,478	3.95
Total Barclays UK and Barclays International	4,485	298,309	3.02	4,854	287,855	3.40
Other2	(262)			(236)
Total Barclays Group	4,223			4,618

1	Barclays International margins include interest earning lending balances within the investment banking business.
2	Other includes Head Office and non-lending related investment banking businesses not included in Barclays International margins.

The Group’s combined product and equity structural hedge notional as at 30 June 2020 was £174bn, with an average duration of 2.5 to 3 years. Group net interest income includes gross structural hedge contributions of £0.9bn (H119: £0.9bn) and net structural hedge contributions of £0.6bn (H119: £0.2bn). Gross structural hedge contributions represent the absolute level of interest earned from the fixed receipts on the basket of swaps in the structural hedge, while the net structural hedge contributions represent the net interest earned on the difference between the structural hedge rate and prevailing floating rates.

The Group net interest margin decreased 38bps to 3.02%. Barclays UK net interest margin decreased 42bps to 2.69% reflecting COVID-19 customer support actions, the customer communications interval between Q120 base rate reductions and deposit re-pricing, as well as a change in business mix due to balance growth in Mortgages and ongoing lower UK cards IEL and overdraft balances. Barclays International net interest margin decreased 28bps to 3.67% reflecting a change in the business mix of lower cards balances and increased lending in the CIB.

Quarterly analysis for Barclays UK and Barclays International	Net interest income	Average customer assets	Net interest margin
Three months ended 30.06.20	£m	£m	%
Barclays UK	1,225	199,039	2.48
Barclays International1	868	101,706	3.43
Total Barclays UK and Barclays International	2,093	300,745	2.80

Three months ended 31.03.20
Barclays UK	1,412	195,204	2.91
Barclays International1	980	100,171	3.93
Total Barclays UK and Barclays International	2,392	295,375	3.26

Three months ended 31.12.19
Barclays UK	1,478	193,610	3.03
Barclays International1	1,036	95,819	4.29
Total Barclays UK and Barclays International	2,514	289,429	3.45

Three months ended 30.09.19
Barclays UK	1,503	192,262	3.10
Barclays International1	1,038	100,589	4.10
Total Barclays UK and Barclays International	2,541	292,851	3.44

Three months ended 30.06.19
Barclays UK	1,438	189,172	3.05
Barclays International1	980	100,645	3.91
Total Barclays UK and Barclays International	2,418	289,817	3.35

1	Barclays International margins include interest earning lending balances within the investment banking business.

Risk Management

Risk management and principal risks

The roles and responsibilities of the business groups, Risk and Compliance, in the management of risk in the firm are defined in the Enterprise Risk Management Framework. The purpose of the framework is to identify the principal risks of the Group, the process by which the Group sets its appetite for these risks in its business activities, and the consequent limits which it places on related risk taking.

The framework identifies eight principal risks: credit risk; market risk; treasury and capital risk; operational risk; model risk; conduct risk; reputation risk; and legal risk. Further detail on these risks and how they are managed is available in the Barclays PLC Annual Report 2019 (pages 127 to 146) or online at home.barclays/annualreport. There have been no significant changes to these principal risks or previously identified material existing and emerging risks in the period, save that details of an additional material risk identified in H120 which potentially impacts more than one principal risk are set out below.

The following section also gives an overview of credit risk, market risk, and treasury and capital risk for the period.

Risks relating to the impact of COVID-19

The COVID-19 pandemic has had, and continues to have, a material impact on businesses around the world and the economic environments in which they operate. There are a number of factors associated with the pandemic and its impact on global economies that could have a material adverse effect on (among other things) the profitability, capital and liquidity of financial institutions such as Barclays.

The COVID-19 pandemic has caused disruption to the Group’s customers, suppliers and staff globally. Most jurisdictions in which the Group operates have implemented severe restrictions on the movement of their respective populations, with a resultant significant impact on economic activity in those jurisdictions. These restrictions are being determined by the governments of individual jurisdictions (including through the implementation of emergency powers) and impacts (including the timing of implementation and any subsequent lifting of restrictions) may vary from jurisdiction to jurisdiction. It remains unclear how this will evolve through 2020 (including whether there will be subsequent waves of the COVID-19 pandemic and whether and in what manner previously lifted restrictions will be re-imposed) and the Group continues to monitor the situation closely. However, despite the COVID-19 contingency plans established by the Group, its ability to conduct business may be adversely affected by disruptions to its infrastructure, business processes and technology services, resulting from the unavailability of staff due to illness or the failure of third parties to supply services. This may cause significant customer detriment, costs to reimburse losses incurred by the Group’s customers, potential litigation costs (including regulatory fines, penalties and other sanctions), and reputational damage.

In many of the jurisdictions in which the Group operates, schemes have been initiated by central banks, national governments and regulators to provide financial support to parts of the economy most impacted by the COVID-19 pandemic. These schemes have been designed and implemented at pace, meaning lenders (including Barclays) continue to address operational issues which have arisen in connection with the implementation of the schemes, including resolving the interaction between the schemes and existing law and regulation. In addition, the details of how these schemes will impact the Group’s customers and therefore the impact on the Group remains uncertain at this stage. However, certain actions (such as the introduction of payment holidays for certain consumer lending products or the cancellation or waiver of fees associated with certain products) may negatively impact the effective interest rate earned on certain of the Group’s portfolios and lower fee income being earned on certain products. Lower interest rates globally will negatively impact net interest income earned on certain of the Group’s portfolios. Both of these factors may in turn negatively impact the Group’s profitability. Furthermore, the introduction of, and participation in, central-bank supported loan and other financing schemes introduced as a result of the COVID-19 pandemic may negatively impact the Group’s RWAs, level of impairment and, in turn, capital position (particularly when any transitional relief applied to the calculation of RWAs and impairment expires). This may be exacerbated if the Group is required by any government or regulator to offer forbearance or additional financial relief to borrowers.

As these schemes and other financial support schemes provided by national governments (such as job retention and furlough schemes) expire, are withdrawn or are no longer supported, the Group may experience a higher volume of defaults and delinquencies in certain portfolios and may initiate collection and enforcement actions to recover defaulted debts. Where defaulting borrowers are harmed by the Group’s conduct, this may give rise to civil legal proceedings, including class actions, regulatory censure, potentially significant fines and other sanctions, and reputational damage. Other legal disputes may also arise between the Group and defaulting borrowers relating to matters such as breaches or enforcement of legal rights or obligations arising under loan and other credit agreements. Adverse findings in any such matters may result in the Group’s rights not being enforced as intended. For further details on legal risk and legal, competition and regulatory matters, refer to Note 20 on page 81.

The actions taken by various governments and central banks, in particular in the United Kingdom and the United States, may indicate a view on the potential severity of any economic downturn and post recovery environment, which from a commercial, regulatory and risk perspective could be significantly different to past crises and persist for a prolonged period. The COVID-19 pandemic has led to a weakening in gross domestic product (GDP) in most jurisdictions in which the Group operates and an expectation of higher unemployment and lower house prices in those same jurisdictions. These factors all have a significant impact on the modelling of expected credit losses (ECL) by the Group. As a result, the Group has experienced higher ECLs during the first half of 2020 compared to prior periods and this trend may continue in the second half of 2020. The economic environment remains uncertain and future impairment charges may be subject to further volatility (including from changes to macroeconomic variable forecasts) depending on the longevity of the COVID-19 pandemic and related containment measures, as well as the longer term effectiveness of central bank, government and other support measures. For further details on macroeconomic variables used in the calculation of ECLs, refer to page 32. In addition, ECLs may be adversely impacted by increased levels of default for single name exposures in certain sectors directly impacted by the COVID-19 pandemic (such as the oil and gas, retail, airline, and hospitality and leisure sectors).

Furthermore, the Group relies on models to support a broad range of business and risk management activities, including informing business decisions and strategies, measuring and limiting risk, valuing exposures (including the calculation of impairment), conducting stress testing and assessing capital adequacy. Models are, by their nature, imperfect and incomplete representations of reality because they rely on assumptions and inputs, and so they may be subject to errors affecting the accuracy of their outputs and/or misused. This may be exacerbated when dealing with unprecedented scenarios, such as the COVID-19 pandemic, due to the lack of reliable historical reference points and data. For further details on model risk, refer to page 136 of the Barclays PLC Annual Report 2019.

The disruption to economic activity globally caused by the COVID-19 pandemic could adversely impact the Group’s other assets such as goodwill and intangibles, and the value of Barclays PLC’s investments in subsidiaries. It could also impact the Group’s income due to lower lending and transaction volumes due to volatility or weakness in the capital markets. Other potential risks include credit rating migration which could negatively impact the Group’s RWAs and capital position, and potential liquidity stress due to (among other things) increased customer drawdowns, notwithstanding the significant initiatives that governments and central banks have put in place to support funding and liquidity. Furthermore, a significant increase in the utilisation of credit cards by Barclaycard customers could have a negative impact on the Group’s RWAs and capital position.

Central bank and government actions and other support measures taken in response to the COVID-19 pandemic may also create restrictions in relation to capital. For example, on 31 March 2020 in response to a request from the PRA and to preserve additional capital for use in serving Barclays’ customers and clients, the Board agreed to cancel the 6.0p per ordinary share full year 2019 dividend that was due for payment on 3 April 2020. In addition, the Board decided that for 2020 Barclays PLC will not undertake any interim ordinary share dividend payments, accrual of ordinary share dividends, or share buybacks. Restrictions imposed by governments and/or regulators may further limit management’s flexibility in managing the business and taking action in relation to capital distributions and capital allocation.

Any and all such events mentioned above could have a material adverse effect on the Group’s business, financial condition, results of operations, prospects, liquidity, capital position and credit ratings (including potential credit rating agency changes of outlooks or ratings), as well as on the Group’s customers, employees and suppliers.

Credit Risk

Loans and advances at amortised cost by stage

The table below presents an analysis of loans and advances at amortised cost by gross exposure, impairment allowance, impairment charge and coverage ratio by stage allocation and business segment as at 30 June 2020. Also included are off-balance sheet loan commitments and financial guarantee contracts by gross exposure, impairment allowance and coverage ratio by stage allocation as at 30 June 2020.

Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to the drawn exposure to the extent that the allowance does not exceed the exposure, as ECL is not reported separately. Any excess is reported on the liability side of the balance sheet as a provision. For wholesale portfolios, the impairment allowance on the undrawn exposure is reported on the liability side of the balance sheet as a provision.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 30.06.20	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	147,369	26,022	2,613	176,004	327	1,672	1,129	3,128	172,876
Barclays International	17,714	6,200	1,838	25,752	427	1,335	1,400	3,162	22,590
Head Office	4,649	660	916	6,225	8	54	354	416	5,809
Total Barclays Group retail	169,732	32,882	5,367	207,981	762	3,061	2,883	6,706	201,275
Barclays UK	28,658	5,562	1,131	35,351	24	88	133	245	35,106
Barclays International	76,750	38,205	2,571	117,526	237	802	934	1,973	115,553
Head Office	2,977	-	38	3,015	-	-	37	37	2,978
Total Barclays Group wholesale1	108,385	43,767	3,740	155,892	261	890	1,104	2,255	153,637
Total loans and advances at amortised cost	278,117	76,649	9,107	363,873	1,023	3,951	3,987	8,961	354,912
Off-balance sheet loan commitments and financial guarantee contracts2	284,807	63,327	1,569	349,703	122	571	48	741	348,962
Total3	562,924	139,976	10,676	713,576	1,145	4,522	4,035	9,702	703,874

	As at 30.06.20				Half year ended 30.06.20
	Coverage ratio				Loan impairment charge and loan loss rate4
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge		Loan loss rate
	%	%	%	%	£m		bps
Barclays UK	0.2	6.4	43.2	1.8		875		100
Barclays International	2.4	21.5	76.2	12.3		1,230		961
Head Office	0.2	8.2	38.6	6.7		55		178
Total Barclays Group retail	0.4	9.3	53.7	3.2		2,160		209
Barclays UK	0.1	1.6	11.8	0.7		102		58
Barclays International	0.3	2.1	36.3	1.7		910		156
Head Office	-	-	97.4	1.2		-		-
Total Barclays Group wholesale1	0.2	2.0	29.5	1.4		1,012		131
Total loans and advances at amortised cost	0.4	5.2	43.8	2.5		3,172		175
Off-balance sheet loan commitments and financial guarantee contracts2	-	0.9	2.0	0.2		409
Other financial assets subject to impairment3						157
Total4	0.2	3.2	37.6	1.4		3,738

1
Includes Wealth and Private Banking exposures measured on an individual basis, and excludes Business Banking exposures that are managed on a collective basis. The net impact is a difference in total exposure of £1,195m of balances reported as wholesale loans on page 27 in the Loans and advances at amortised cost by product disclosure.

2	Excludes loan commitments and financial guarantees of £7.4bn carried at fair value.
3
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £215.6bn and impairment allowance of £176m. This comprises £37m ECL on £209.2bn stage 1 assets, £24m on £6.3bn stage 2 fair value through other comprehensive income assets, cash collateral and settlement balances and £115m on £115m stage 3 other assets.

4
H120 loan impairment charge represents six months of impairment charge, annualised to calculate the loan loss rate. The loan loss rate for H120 is 207bps after applying the total impairment charge of £3,738m.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.19	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	143,097	23,198	2,446	168,741	198	1,277	974	2,449	166,292
Barclays International	27,886	4,026	1,875	33,787	352	774	1,359	2,485	31,302
Head Office	4,803	500	826	6,129	5	36	305	346	5,783
Total Barclays Group retail	175,786	27,724	5,147	208,657	555	2,087	2,638	5,280	203,377
Barclays UK	27,891	2,397	1,124	31,412	16	38	108	162	31,250
Barclays International	92,615	8,113	1,615	102,343	136	248	447	831	101,512
Head Office	2,974	-	37	3,011	-	-	35	35	2,976
Total Barclays Group wholesale1	123,480	10,510	2,776	136,766	152	286	590	1,028	135,738
Total loans and advances at amortised cost	299,266	38,234	7,923	345,423	707	2,373	3,228	6,308	339,115
Off-balance sheet loan commitments and financial guarantee contracts2	321,140	19,185	935	341,260	97	170	55	322	340,938
Total3	620,406	57,419	8,858	686,683	804	2,543	3,283	6,630	680,053

	As at 31.12.19				Year ended 31.12.19
	Coverage ratio				Loan impairment charge and loan loss rate4
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge		Loan loss rate
	%	%	%	%	£m			bps
Barclays UK	0.1	5.5	39.8	1.5		661		39
Barclays International	1.3	19.2	72.5	7.4		999		296
Head Office	0.1	7.2	36.9	5.6		27		44
Total Barclays Group retail	0.3	7.5	51.3	2.5		1,687		81
Barclays UK	0.1	1.6	9.6	0.5		33		11
Barclays International	0.1	3.1	27.7	0.8		113		11
Head Office	-	-	94.6	1.2		-		-
Total Barclays Group wholesale1	0.1	2.7	21.3	0.8		146		11
Total loans and advances at amortised cost	0.2	6.2	40.7	1.8		1,833		53
Off-balance sheet loan commitments and financial guarantee contracts2	-	0.9	5.9	0.1		71
Other financial assets subject to impairment3						8
Total4	0.1	4.4	37.1	1.0		1,912

1
Includes Wealth and Private Banking exposures measured on an individual basis, and excludes Business Banking exposures that are managed on a collective basis. The net impact is a difference in total exposure of £6,434m of balances reported as wholesale loans on page 27 in the Loans and advances at amortised cost by product disclosure.

2	Excludes loan commitments and financial guarantees of £17.7bn carried at fair value.
3
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £149.3bn and impairment allowance of £24m. This comprises £12m ECL on £148.5bn stage 1 assets, £2m on £0.8bn stage 2 fair value through other comprehensive income assets, cash collateral and settlement balances and £10m on £10m stage 3 other assets.

4	The loan loss rate is 55bps after applying the total impairment charge of £1,912m.

Loans and advances at amortised cost by product

The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance with stage allocation by asset classification.

		Stage 2
As at 30.06.20	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	134,612	17,464	1,765	1,042	20,271	2,258	157,141
Credit cards, unsecured loans and other retail lending	35,829	11,825	361	557	12,743	3,463	52,035
Wholesale loans	107,676	39,631	3,291	713	43,635	3,386	154,697
Total	278,117	68,920	5,417	2,312	76,649	9,107	363,873

Impairment allowance
Home loans	22	47	15	21	83	397	502
Credit cards, unsecured loans and other retail lending	768	2,515	146	286	2,947	2,535	6,250
Wholesale loans	233	812	80	29	921	1,055	2,209
Total	1,023	3,374	241	336	3,951	3,987	8,961

Net exposure
Home loans	134,590	17,417	1,750	1,021	20,188	1,861	156,639
Credit cards, unsecured loans and other retail lending	35,061	9,310	215	271	9,796	928	45,785
Wholesale loans	107,443	38,837	3,193	684	42,714	2,331	152,488
Total	277,094	65,564	5,158	1,976	72,698	5,120	354,912

Coverage ratio	%	%	%	%	%	%	%
Home loans	-	0.3	0.8	2.0	0.4	17.6	0.3
Credit cards, unsecured loans and other retail lending	2.1	21.3	40.4	51.3	23.1	73.2	12.0
Wholesale loans	0.2	2.0	3.0	4.1	2.1	31.2	1.4
Total	0.4	4.9	4.8	14.5	5.2	43.8	2.5

As at 31.12.19
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	135,713	14,733	1,585	725	17,043	2,155	154,911
Credit cards, unsecured loans and other retail lending	46,012	9,759	496	504	10,759	3,409	60,180
Wholesale loans	117,541	9,374	374	684	10,432	2,359	130,332
Total	299,266	33,866	2,455	1,913	38,234	7,923	345,423

Impairment allowance
Home loans	22	37	14	13	64	346	432
Credit cards, unsecured loans and other retail lending	542	1,597	159	251	2,007	2,335	4,884
Wholesale loans	143	284	9	9	302	547	992
Total	707	1,918	182	273	2,373	3,228	6,308

Net exposure
Home loans	135,691	14,696	1,571	712	16,979	1,809	154,479
Credit cards, unsecured loans and other retail lending	45,470	8,162	337	253	8,752	1,074	55,296
Wholesale loans	117,398	9,090	365	675	10,130	1,812	129,340
Total	298,559	31,948	2,273	1,640	35,861	4,695	339,115

Coverage ratio	%	%	%	%	%	%	%
Home loans	-	0.3	0.9	1.8	0.4	16.1	0.3
Credit cards, unsecured loans and other retail lending	1.2	16.4	32.1	49.8	18.7	68.5	8.1
Wholesale loans	0.1	3.0	2.4	1.3	2.9	23.2	0.8
Total	0.2	5.7	7.4	14.3	6.2	40.7	1.8

Total customers on payment holidays amounted to £21.9bn in balances, of which 69% are in Stage 1. If these customers moved from Stage 1 to Stage 2, it would result in an estimated ECL impact of £214m. Staging criteria are broadly consistent with the criteria outlined in the Barclays PLC Annual Report 2019.

Loans and advances at amortised cost by selected sectors

The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance, with gross exposure and stage allocation for selected industry sectors within the wholesale loans portfolio. The industry sectors have been selected based upon the level of management focus they have received following the onset of the COVID-19 pandemic.

	Gross exposure				Impairment allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 30.06.20	£m	£m	£m	£m	£m	£m	£m	£m
Air travel	1,018	462	69	1,549	-	14	25	39
Hospitality and leisure	3,567	3,600	236	7,403	18	121	75	214
Oil and gas	1,427	2,389	407	4,223	19	99	185	303
Retail	2,954	2,260	297	5,511	37	46	101	184
Shipping	355	369	6	730	1	8	3	12
Transportation	818	358	119	1,295	4	21	46	71
Total	10,139	9,438	1,134	20,711	79	309	435	823
Total of Wholesale exposures	9%	22%	33%	13%	34%	34%	41%	37%

	Gross exposure				Impairment allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.19	£m	£m	£m	£m	£m	£m	£m	£m
Air travel	194	31	26	251	-	-	24	24
Hospitality and leisure	4,321	851	199	5,371	8	18	29	55
Oil and gas	2,539	612	136	3,287	8	24	47	79
Retail	3,395	777	207	4,379	11	24	85	120
Shipping	357	52	7	416	1	-	3	4
Transportation	873	82	89	1,044	5	5	54	64
Total	11,679	2,405	664	14,748	33	71	242	346
Total of Wholesale exposures	10%	23%	28%	11%	23%	24%	44%	35%

The coverage ratio for selected sectors has increased from 2.3% as at 31 December 2019 to 4.0% as at 30 June 2020. Exposure to UK commercial real estate of £9.0bn, excluding government backed schemes, was in line with 31 December 2019 (£9.1bn). Coverage increased from 0.56% to 0.85% in the period.

Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees

The following tables present a reconciliation of the opening to the closing balance of the exposure and impairment allowance. An explanation of the terms 12-month ECL, lifetime ECL and credit-impaired is included in the Barclays PLC Annual Report 2019 on page 259. Transfers between stages in the table have been reflected as if they had taken place at the beginning of the year. The movements are measured over a 6-month period.

Loans and advances at amortised cost
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Home loans	£m	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2020	135,713	22	17,043	64	2,155	346	154,911	432
Transfers from Stage 1 to Stage 2	(7,161)	(1)	7,161	1	-	-	-	-
Transfers from Stage 2 to Stage 1	2,985	7	(2,985)	(7)	-	-	-	-
Transfers to Stage 3	(99)	-	(288)	(8)	387	8	-	-
Transfers from Stage 3	24	-	112	1	(136)	(1)	-	-
Business activity in the year	9,928	1	277	1	-	-	10,205	2
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(2,752)	(6)	(355)	32	(2)	62	(3,109)	88
Final repayments	(4,026)	(1)	(694)	(1)	(137)	(9)	(4,857)	(11)
Disposals	-	-	-	-	-	-	-	-
Write-offs1	-	-	-	-	(9)	(9)	(9)	(9)
As at 30 June 20202	134,612	22	20,271	83	2,258	397	157,141	502

Credit cards, unsecured loans and other retail lending
As at 1 January 2020	46,012	542	10,759	2,007	3,409	2,335	60,180	4,884
Transfers from Stage 1 to Stage 2	(6,228)	(124)	6,228	124	-	-	-	-
Transfers from Stage 2 to Stage 13	2,977	465	(2,977)	(465)	-	-	-	-
Transfers to Stage 3	(261)	(12)	(796)	(325)	1,057	337	-	-
Transfers from Stage 3	36	10	62	9	(98)	(19)	-	-
Business activity in the year	3,645	45	215	44	15	6	3,875	95
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes3	(6,800)	(128)	(410)	1,595	136	814	(7,074)	2,281
Final repayments	(2,059)	(22)	(155)	(22)	(125)	(36)	(2,339)	(80)
Disposals4	(1,493)	(8)	(183)	(20)	(86)	(57)	(1,762)	(85)
Write-offs1	-	-	-	-	(845)	(845)	(845)	(845)
As at 30 June 20202	35,829	768	12,743	2,947	3,463	2,535	52,035	6,250

1
In H120, gross write-offs amounted to £953m (H119: £951m) and post write-off recoveries amounted to £15m (H119: £73m). Net write-offs represent gross write-offs less post write-off recoveries and amounted to £938m (H119: £878m).

2
Other financial assets subject to impairment excluded from the tables above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £215.6bn (December 2019: £149.3bn) and impairment allowance of £176m (December 2019: £24m). This comprises £37m ECL (December 2019: £12m) on £209.2bn Stage 1 assets (December 2019: £148.5m), £24m (December 2019: £2m) on £6.3bn Stage 2 fair value through other comprehensive income assets, cash collateral and settlement assets (December 2019: £0.8bn) and £115m (December 2019: £10m) on £115m Stage 3 other assets (December 2019: £10m).

3
Transfers and risk parameter changes include a £253m net release in ECL arising from a reclassification of £2.4bn gross loans and advances from Stage 2 to Stage 1 in Credit cards, unsecured loans and other retail lending resulting from a review of probability of default models in the period. Barclays continually reviews the output of models to determine appropriateness of the ECL calculation, including reviews of model monitoring, external benchmarking and experience of model operation over an extended period of time.

4	Disposals reported within Credit cards, unsecured loans and other retail lending portfolio include sale of motor financing business within the Barclays Partner Finance business.

Loans and advances at amortised cost
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Wholesale loans	£m	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2020	117,541	143	10,432	302	2,359	547	130,332	992
Transfers from Stage 1 to Stage 2	(27,187)	(63)	27,187	63	-	-	-	-
Transfers from Stage 2 to Stage 1	2,076	20	(2,076)	(20)	-	-	-	-
Transfers to Stage 3	(832)	(3)	(653)	(44)	1,485	47	-	-
Transfers from Stage 3	251	9	250	7	(501)	(16)	-	-
Business activity in the year	23,797	22	4,316	213	42	12	28,155	247
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	15,311	124	5,831	415	360	601	21,502	1,140
Final repayments	(23,281)	(19)	(1,643)	(15)	(260)	(37)	(25,184)	(71)
Disposals	-	-	(9)	-	-	-	(9)	-
Write-offs1	-	-	-	-	(99)	(99)	(99)	(99)
As at 30 June 20202	107,676	233	43,635	921	3,386	1,055	154,697	2,209

Reconciliation of ECL movement to impairment charge/(release) for the period								£m
Home loans								79
Credit cards, unsecured loans and other retail lending								2,296
Wholesale loans								1,316
ECL movement excluding assets derecognised due to disposals and write-offs								3,691
Recoveries and reimbursements3								(294)
Exchange and other adjustments4								(225)
Impairment charge on loan commitments and other financial guarantees								409
Impairment charge on other financial assets2								157
As at 30 June 2020								3,738

1
In H120, gross write-offs amounted to £953m (H119: £951m) and post write-off recoveries amounted to £15m (H119: £73m). Net write-offs represent gross write-offs less post write-off recoveries and amounted to £938m (H119: £878m).

2
Other financial assets subject to impairment excluded from the tables above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £215.6bn (December 2019: £149.3bn) and impairment allowance of £176m (December 2019: £24m). This comprises £37m ECL (December 2019: £12m) on £209.2bn Stage 1 assets (December 2019: £148.5m), £24m (December 2019: £2m) on £6.3bn Stage 2 fair value through other comprehensive income assets, cash collateral and settlement assets (December 2019: £0.8bn) and £115m (December 2019: £10m) on £115m Stage 3 other assets (December 2019: £10m).

3	Recoveries and reimbursements includes a net gain in relation to reimbursements from financial guarantee contracts held with third parties of £279m and post write off recoveries of £15m.
4	Includes foreign exchange and interest and fees in suspense.

Loan commitments and financial guarantees
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Home loans	£m	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2020	9,542	-	500	-	4	-	10,046	-
Net transfers between stages	(93)	-	93	-	-	-	-	-
Business activity in the year	136	-	-	-	-	-	136	-
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(875)	-	(6)	-	(1)	-	(882)	-
Limit management	(117)	-	(16)	-	-	-	(133)	-
As at 30 June 2020	8,593	-	571	-	3	-	9,167	-

Credit cards, unsecured loans and other retail lending
As at 1 January 2020	125,759	35	6,238	71	250	14	132,247	120
Net transfers between stages	(4,914)	39	4,613	(38)	301	(1)	-	-
Business activity in the year	4,012	2	94	1	1	1	4,107	4
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	9,357	(4)	248	123	(312)	8	9,293	127
Limit management	(5,402)	(1)	(277)	(1)	(34)	(3)	(5,713)	(5)
As at 30 June 2020	128,812	71	10,916	156	206	19	139,934	246

Wholesale loans
As at 1 January 2020	185,839	62	12,447	99	681	41	198,967	202
Net transfers between stages	(38,868)	(22)	37,836	15	1,032	7	-	-
Business activity in the year	24,882	7	3,389	30	107	-	28,378	37
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	11,805	11	1,026	289	(221)	(19)	12,610	281
Limit management	(36,256)	(7)	(2,858)	(18)	(239)	-	(39,353)	(25)
As at 30 June 2020	147,402	51	51,840	415	1,360	29	200,602	495

Measurement uncertainty

The Group uses a five-scenario model to calculate ECL. Absent the conditions surrounding the COVID-19 pandemic, a Baseline scenario is typically generated based on an external consensus forecast assembled from key sources, including HM Treasury (short- and medium-term forecasts), Bloomberg (based on median of economic forecasts) and the Urban Land Institute (for US House Prices). In addition, two adverse scenarios (Downside 1 and Downside 2) and two favourable scenarios (Upside 1 and Upside 2) are derived, with associated probability weightings. The adverse scenarios are typically calibrated to a similar severity to internal stress tests, whilst also considering IFRS 9 specific sensitivities and non-linearity Downside 2 is typically benchmarked to the Bank of England’s annual cyclical scenarios and to the most severe scenario from Moody’s inventory, but is not designed to be the same. The favourable scenarios are generally calibrated to be symmetric to the adverse scenarios, subject to a ceiling calibrated to relevant recent favourable benchmark scenarios. The scenarios include eight economic variables (GDP, unemployment, House Price Index (HPI) and base rates in both the UK and US markets), and expanded variables using statistical models based on historical correlations. The upside and downside shocks are designed to evolve over a five-year stress horizon, with all five scenarios converging to a steady state after approximately eight years. To calculate ECL a probability weight is assigned to each scenario.

Following the onset of the COVID-19 pandemic, the Group generated a Baseline scenario in March 2020 that reflected the most recent economic forecasts available in the market (combined with internal assumptions) and estimated impacts from significant support measures taken by Barclays, central banks and governments across the Group’s key markets. This scenario assumed a strong contraction in GDP and a sharp rise in unemployment in 2020 across both the UK and US, and required a recalibration of probability weights. This scenario was superseded by a further revised Baseline scenario generated in June 2020, based broadly on the latest economic forecasts which recognise some impacts from the various support measures still in place across the Group’s key markets. Upside and downside scenarios were also regenerated in June 2020 (together with the revised Baseline scenario, the “COVID-19 scenarios”). The downside scenarios reflect slower economic growth than the Baseline with social distancing measures continuing to drag GDP. Economic growth begins to recover later in 2020 in Downside 1 but only in 2021 in the Downside 2 scenario. The upside scenarios reflect a faster rebound in economic growth than the Baseline with a sharp decrease in infection rates and an almost fully reopened economy. Scenario weights were also revised in June 2020 with greater weight being applied to the tail scenarios (Upside 2 and Downside 2). This reflects the significant range of uncertainty in the economic environment compared to previous quarters given the conditions surrounding the COVID-19 pandemic.

The economic environment remains uncertain and future impairment charges may be subject to further volatility (including from changes to macroeconomic variable forecasts) depending on the longevity of the COVID-19 pandemic and related containment measures, as well as the longer term effectiveness of central bank, government and other support measures.

The tables below show the key macroeconomic variables used in the COVID-19 Baseline scenario and the probability weights applied to each respective scenario.

Baseline average macroeconomic variables used in the calculation of ECL
	2020	2021	2022	Expected Worst Point
As at 30.06.20%		%	%	%
UK GDP1	(8.7)	6.1	2.9	(51.4)
UK unemployment2	6.6	6.5	4.4	8.0
UK HPI3	0.6	2.0	-	(1.5)
UK bank rate	0.2	0.1	0.1	0.1
US GDP1	(4.2)	4.4	(0.3)	(30.4)
US unemployment4	9.3	7.6	5.5	13.4
US HPI5	1.1	1.8	(0.8)	(1.9)
US federal funds rate	0.5	0.3	0.3	0.3

As at 31.03.20
UK GDP1	(8.0)	6.3	1.3	(51.5)
UK unemployment2	6.7	4.5	3.7	8.0
UK HPI3	(3.5)	2.6	2.7	(6.5)
UK bank rate	0.1	0.3	0.3	0.1
US GDP1	(6.4)	4.4	3.2	(45.0)
US unemployment4	12.9	7.5	3.8	17.0
US HPI5	-	0.7	0.8	(0.3)
US federal funds rate	0.3	0.3	0.3	0.3

1	Average Real GDP seasonally adjusted change in year (31.03.20 based on Barclays Global Economic Forecasts); expected worst point is the minimum seasonally adjusted quarterly annualised rate.
2	Average UK unemployment rate 16-year+.
3	Change in average yearly UK HPI = Halifax All Houses, All Buyers index, relative to prior year end; worst point is based on cumulative drawdown in year relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5
Change in average yearly US HPI = FHFA house price index, relative to prior year end; worst point is based on cumulative drawdown in year relative to prior year end. (31.03.20 based on QoQ average growth rates).

Scenario probability weighting
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 30.06.20
Scenario probability weighting	20.3	22.4	25.4	17.5	14.4
As at 31.03.20
Scenario probability weighting	5.0	20.8	46.7	21.0	6.5
As at 31.12.19
Scenario probability weighting	10.1	23.1	40.8	22.7	3.3

Macroeconomic variables (specific bases)1
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 30.06.20%		%	%	%	%
UK GDP2	32.7	26.4	5.4	1.6	1.2
UK unemployment3	3.5	3.6	4.9	9.6	10.9
UK HPI4	45.3	27.2	2.3	(15.0)	(33.4)
UK bank rate3	0.1	0.1	0.2	0.3	0.2
US GDP2	19.1	13.5	3.3	2.0	(3.1)
US unemployment3	4.1	4.4	6.3	15.4	18.7
US HPI4	32.3	20.9	2.3	(8.8)	(19.7)
US federal funds rate3	0.3	0.3	0.3	0.4	0.4

As at 31.12.19
UK GDP2	4.2	2.9	1.6	0.2	(4.7)
UK unemployment3	3.4	3.8	4.2	5.7	8.7
UK HPI4	46.0	32.0	3.1	(8.2)	(32.4)
UK bank rate3	0.5	0.5	0.7	2.8	4.0
US GDP2	4.2	3.3	1.9	0.4	(3.4)
US unemployment3	3.0	3.5	3.9	5.3	8.5
US HPI4	37.1	23.3	3.0	0.5	(19.8)
US federal funds rate3	1.5	1.5	1.7	3.0	3.5

As at 30.06.19
UK GDP2	4.5	3.1	1.7	0.3	(4.1)
UK unemployment3	3.4	3.9	4.3	5.7	8.8
UK HPI4	46.4	32.6	3.2	(0.5)	(32.1)
UK bank rate3	0.8	0.8	1.0	2.5	4.0
US GDP2	4.8	3.7	2.1	0.4	(3.3)
US unemployment3	3.0	3.4	3.7	5.2	8.4
US HPI4	36.9	30.2	4.1	-	(17.4)
US federal funds rate3	2.3	2.3	2.7	3.0	3.5

1
UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HPI = Halifax All Houses, All Buyers Index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA house price index. Forecast period based on 20 quarters from Q3 2020.

2
Upside scenario is the highest annual average growth rate based on seasonally adjusted quarterly annualised rate; 5-year average in Baseline; downside is the lowest annual average growth rate based on seasonally adjusted quarterly annualised rate.

3	Lowest yearly average in Upside scenarios; 5-year average in Baseline; highest yearly average in Downside scenarios.
4	Cumulative growth (trough to peak) in Upside scenarios; 5-year average in Baseline; cumulative fall (peak-to-trough) in Downside scenarios.

Macroeconomic variables (5-year averages)1
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 30.06.20%		%	%	%	%
UK GDP	8.9	7.2	5.4	5.2	2.8
UK unemployment	4.0	4.3	4.9	6.2	7.2
UK HPI	7.8	5.0	2.3	(1.4)	(5.5)
UK bank rate	0.4	0.3	0.2	0.1	0.1
US GDP	5.9	4.4	3.3	2.7	1.8
US unemployment	4.4	5.1	6.3	8.4	10.9
US HPI	5.8	3.9	2.3	(0.5)	(3.1)
US federal funds rate	0.6	0.5	0.3	0.3	0.3

As at 31.12.19
UK GDP	3.2	2.4	1.6	0.8	(0.7)
UK unemployment	3.5	3.9	4.2	5.4	7.7
UK HPI	7.9	5.7	3.1	(1.1)	(6.5)
UK bank rate	0.5	0.5	0.7	2.5	3.7
US GDP	3.5	2.8	1.9	1.0	(0.5)
US unemployment	3.1	3.6	3.9	5.0	7.5
US HPI	6.5	4.3	3.0	1.3	(3.7)
US federal funds rate	1.6	1.7	1.7	2.9	3.4

As at 30.06.19
UK GDP	3.4	2.6	1.7	0.9	(0.6)
UK unemployment	3.7	4.0	4.3	5.1	7.9
UK HPI	7.9	5.8	3.2	0.9	(6.4)
UK bank rate	0.8	0.8	1.0	2.3	3.7
US GDP	3.7	3.0	2.1	1.1	(0.5)
US unemployment	3.1	3.5	3.7	4.7	7.4
US HPI	6.5	5.4	4.1	2.4	(2.6)
US federal funds rate	2.3	2.3	2.7	3.0	3.4

1
UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HPI = Halifax All Houses, All Buyers Index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA house price index. For GDP and HPI, numbers represent average of seasonally adjusted quarterly annualised rates. Forecast period based on 20 quarters from Q3 2020.

The following table provides a breakdown of the key drivers of the Group’s loan impairment charge.

Drivers of loan impairment charge
	Q120	Q220	Total
	£m	£m	£m
Impairment charge generated using scenarios before COVID-19	370	424	794
Single name wholesale loan charges	405	186	591
Loan impairment charge prior to impact of COVID-19 scenarios	775	610	1,385

Impact of COVID-19 scenarios and weights	1,190	1,163	2,353
Specific charge in respect of exposures to selected sectors	300	(150)	150
Incorporation of provision for UK economic uncertainty	(150)	-	(150)
Total loan impairment charge	2,115	1,623	3,738

The impact of the COVID-19 scenarios and weighting adjustments has resulted in a £2,353m increase in ECL from the pre-COVID scenarios, primarily driven by forecasts for a prolonged period of UK and US unemployment.

Estimated effects from the significant support measures provided by Barclays, central banks and governments across the Group’s key markets as a result of the COVID-19 pandemic have been factored into the calculation of the Group’s loan impairment charge.

The £300m provision taken in Q120 in respect of oil price risk has been released given the Q2 rebound in oil prices and residual risk on the energy sector has been recognised in a Q2 charge of c.£150m under the COVID-19 scenarios and weights. A specific charge of £150m in respect of exposures to selected sectors represents additional provisions taken in Q220 in response to the current slowdown, in particular in the hospitality and retail sectors.

The £150m provision for UK economic uncertainty held at the year-end was incorporated within the updated scenarios in Q1.

ECL under 100% weighted scenarios for modelled portfolios

The table below shows the ECL assuming scenarios have been 100% weighted. Model exposures are allocated to a stage based on the individual scenario rather than through a probability-weighted approach as required for Barclays reported impairment allowances. As a result, it is not possible to back solve to the final reported weighted ECL from the individual scenarios as a balance may be assigned to a different stage dependent on the scenario. Model exposure uses exposure at default (EAD) values and is not directly comparable to gross exposure used in prior disclosures. For Credit cards, unsecured loans and other retail lending, an average EAD measure is used (12 month or lifetime, depending on stage allocation in each scenario). Therefore, the model exposure movement into Stage 2 is higher than the corresponding Stage 1 reduction.

All ECL using a model is included, with the exception of Treasury assets (£30m of ECL), non-modelled exposures and management adjustments.

Model exposures allocated to Stage 3 do not change in any of the scenarios as the transition criteria relies only on observable evidence of default as at 30 June 2020 and not on macroeconomic scenarios.

The Downside 2 scenario represents a global recession with substantial falls in both UK and US GDP. Unemployment in UK and US markets rises to 11% and 19% respectively and there are substantial falls in asset prices including housing.

Under the Downside 2 scenario, model exposure moves between stages as the economic environment weakens. This can be seen in the movement of £50bn of model exposure into Stage 2 between the Weighted and Downside 2 scenario. ECL increases in Stage 2 predominantly due to unsecured portfolios as economic conditions deteriorate.

	Scenarios
As at 30.06.20	Weighted	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model Exposure (£m)
Home loans	125,380	128,154	127,314	126,404	122,433	112,937
Credit cards, unsecured loans and other retail lending	58,303	63,114	62,525	61,361	58,654	55,410
Wholesale loans	122,594	144,825	145,491	140,318	115,054	93,598
Stage 1 Model ECL (£m)
Home loans	15	7	8	10	25	273
Credit cards, unsecured loans and other retail lending	592	558	612	636	665	649
Wholesale loans	293	330	317	293	283	271
Stage 1 Coverage (%)
Home loans	-	-	-	-	-	0.2
Credit cards, unsecured loans and other retail lending	1.0	0.9	1.0	1.0	1.1	1.2
Wholesale loans	0.2	0.2	0.2	0.2	0.2	0.3
Stage 2 Model Exposure (£m)
Home loans	20,058	17,284	18,124	19,034	23,005	32,501
Credit cards, unsecured loans and other retail lending	23,620	14,746	17,298	21,270	26,748	32,457
Wholesale loans	67,528	45,296	44,631	49,804	75,067	96,523
Stage 2 Model ECL (£m)
Home loans	75	48	48	55	70	194
Credit cards, unsecured loans and other retail lending	3,715	2,124	2,643	3,527	4,950	6,562
Wholesale loans	2,385	1,378	1,484	1,873	3,349	4,790
Stage 2 Coverage (%)
Home loans	0.4	0.3	0.3	0.3	0.3	0.6
Credit cards, unsecured loans and other retail lending	15.7	14.4	15.3	16.6	18.5	20.2
Wholesale loans	3.5	3.0	3.3	3.8	4.5	5.0
Stage 3 Model Exposure (£m)
Home loans	1,750	1,750	1,750	1,750	1,750	1,750
Credit cards, unsecured loans and other retail lending	2,928	2,928	2,928	2,928	2,928	2,928
Wholesale loans1	1,864	1,864	1,864	1,864	1,864	1,864
Stage 3 Model ECL (£m)
Home loans	330	271	273	315	380	465
Credit cards, unsecured loans and other retail lending	2,346	2,277	2,309	2,345	2,392	2,449
Wholesale loans1	91	80	83	93	96	109
Stage 3 Coverage (%)
Home loans	18.9	15.5	15.6	18.0	21.7	26.6
Credit cards, unsecured loans and other retail lending	80.1	77.8	78.9	80.1	81.7	83.6
Wholesale loans1	4.9	4.3	4.5	5.0	5.2	5.8
Total Model ECL (£m)
Home loans	420	326	329	380	475	932
Credit cards, unsecured loans and other retail lending	6,653	4,959	5,564	6,508	8,007	9,660
Wholesale loans1	2,769	1,788	1,884	2,259	3,728	5,170
Total Model ECL	9,842	7,073	7,777	9,147	12,210	15,762

1	Material wholesale loan defaults are individually assessed across different recovery strategies.

Reconciliation to total ECL	£m
Total model ECL	9,842
ECL from individually assessed impairments on stage 3 loans	1,026
ECL from non-modelled and other management adjustments1	(1,166)
Total ECL	9,702

1
Management adjustments of £1.2bn materially reflect estimated impacts from the significant support measures provided by Barclays, central banks and governments across the Group’s key markets as a result of the COVID-19 pandemic. Some impacts from these support measures are recognised in the COVID-19 scenarios used to calculate modelled ECL. However, given the uncertain economic environment and the unprecedented policy response to the pandemic, management have reviewed the output of the models across key portfolios to assess the appropriateness of the total ECL and to more fully estimate the impact given the longevity of support measures. Such assessments are inherently uncertain and actual credit losses may differ from the ECL depending on the evolution of the COVID-19 pandemic.

The dispersion of results around the Baseline is an indication of uncertainty around future projections. The disclosure highlights the results of the alternative scenarios enabling the reader to understand the extent of the impact on exposure and ECL from the upside/downside scenarios. Consequently, the use of five scenarios with associated weightings results in a total weighted ECL uplift from the Baseline ECL of 8%.

	Scenarios
As at 31.12.19	Weighted	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model Exposure (£m)
Home loans	137,929	139,574	138,992	138,249	136,454	132,505
Credit cards, unsecured loans and other retail lending	68,619	69,190	69,012	68,388	68,309	67,015
Wholesale loans	160,544	162,717	162,058	161,111	157,720	143,323
Stage 1 Model ECL (£m)
Home loans	6	4	5	5	7	19
Credit cards, unsecured loans and other retail lending	505	490	495	495	511	528
Wholesale loans	209	162	174	188	271	297
Stage 1 Coverage (%)
Home loans	-	-	-	-	-	-
Credit cards, unsecured loans and other retail lending	0.7	0.7	0.7	0.7	0.7	0.8
Wholesale loans	0.1	0.1	0.1	0.1	0.2	0.2
Stage 2 Model Exposure (£m)
Home loans	16,889	15,245	15,826	16,570	18,364	22,314
Credit cards, unsecured loans and other retail lending	13,406	11,449	12,108	13,075	15,663	19,615
Wholesale loans	15,947	13,773	14,433	15,380	18,770	33,168
Stage 2 Model ECL (£m)
Home loans	41	33	34	36	47	170
Credit cards, unsecured loans and other retail lending	1,844	1,412	1,562	1,771	2,384	4,285
Wholesale loans	414	285	323	374	579	1,427
Stage 2 Coverage (%)
Home loans	0.2	0.2	0.2	0.2	0.3	0.8
Credit cards, unsecured loans and other retail lending	13.8	12.3	12.9	13.5	15.2	21.8
Wholesale loans	2.6	2.1	2.2	2.4	3.1	4.3
Stage 3 Model Exposure (£m)
Home loans	1,670	1,670	1,670	1,670	1,670	1,670
Credit cards, unsecured loans and other retail lending	3,008	3,008	3,008	3,008	3,008	3,008
Wholesale loans1	1,489	1,489	1,489	1,489	1,489	1,489
Stage 3 Model ECL (£m)
Home loans	268	262	264	266	272	316
Credit cards, unsecured loans and other retail lending	2,198	2,154	2,174	2,195	2,235	2,292
Wholesale loans1	118	111	114	117	127	128
Stage 3 Coverage (%)
Home loans	16.0	15.7	15.8	15.9	16.3	18.9
Credit cards, unsecured loans and other retail lending	73.1	71.6	72.3	73.0	74.3	76.2
Wholesale loans1	7.9	7.4	7.6	7.9	8.5	8.6
Total Model ECL (£m)
Home loans	315	299	303	307	326	505
Credit cards, unsecured loans and other retail lending	4,547	4,056	4,231	4,461	5,130	7,105
Wholesale loans1	741	558	611	679	977	1,852
Total Model ECL	5,603	4,913	5,145	5,447	6,433	9,462

1	Material wholesale loan defaults are individually assessed across different recovery strategies.

Reconciliation to total ECL1	£m
Total model ECL	5,603
ECL from individually assessed impairments on stage 3 loans	419
ECL from non-modelled and other management adjustments	608
Total ECL	6,630

1
The table has been re-presented to separately show the impact of individually assessed impairments of £419m. This was included in the Barclays PLC Annual Report 2019 with non-modelled and other adjustments of £268m. Non-modelled and other adjustments are now disclosed within the other management adjustments category of £608m.

Analysis of specific portfolios and asset types

Secured home loans

The UK home loan portfolio primarily comprises first lien mortgages and accounts for 92% (December 2019: 92%) of the Group’s total home loans balance.

Home loans principal portfolios	Barclays UK
	As at 30.06.20	As at 31.12.19
Gross loans and advances (£m)	145,205	143,259
90 day arrears rate, excluding recovery book (%)	0.2	0.2
Annualised gross charge-off rate - 180 days past due (%)	0.5	0.6
Recovery book proportion of outstanding balances (%)	0.6	0.5
Recovery book impairment coverage ratio (%)	3.5	5.3

Average marked to market LTV
Balance weighted (%)	51.5	51.1
Valuation weighted (%)	37.5	37.3

New lending	Half year ended 30.06.20	Half year ended 30.06.19
New home loan completions (£m)	9,977	11,097
New home loans proportion > 90% LTV (%)	3.7	3.9
Average LTV on new home loans: balance weighted (%)	68.4	67.1
Average LTV on new home loans: valuation weighted (%)	60.0	58.9

Home loans principal portfolios – distribution of balances by LTV1,2

	Distribution of balances				Distribution of impairment allowance				Coverage ratio
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Barclays UK	%	%	%	%	%	%	%	%	%	%	%	%
As at 30.06.20
<=75%	73.3	12.3	0.6	86.2	10.4	22.4	32.0	64.8	-	0.1	2.5	-
>75% and <=90%	11.5	1.0	-	12.5	3.0	13.7	9.0	25.7	-	0.7	14.6	0.1
>90% and <=100%	1.1	0.1	-	1.2	0.4	1.6	2.0	4.0	-	1.0	26.5	0.2
>100%	0.1	-	-	0.1	0.1	1.3	4.1	5.5	0.1	2.8	39.6	3.0
As at 31.12.19
<=75%	76.0	10.7	0.7	87.4	4.2	15.4	28.5	48.1	-	0.1	2.2	-
>75% and <=90%	10.4	0.7	-	11.1	2.7	11.5	12.6	26.8	-	0.9	19.7	0.1
>90% and <=100%	1.3	0.1	-	1.4	0.8	2.5	4.9	8.2	-	1.8	54.4	0.3
>100%	0.1	-	-	0.1	0.2	4.1	12.6	16.9	0.2	8.7	107.4	9.0

1	Portfolio mark to market based on the most updated valuation including recovery book balances. Updated valuations reflect the application of the latest HPI available as at 30 June 2020.
2
The average LTV of the customers taking payment holidays is 57%. Of the customers taking payment holidays, 35% of customers are in less than 60% LTV bucket, 40% in 60%-80% LTV bucket and 25% in greater than 80% LTV bucket.

The change in impairment coverage by loan to value ratio in the period is due to the impact of the change in economic assumptions and scenario weights, reflecting the COVID-19 crisis. This has resulted in a redistribution of the impairment stock by loan to value segment for the UK Mortgage portfolio with no change in overall impairment coverage for this portfolio.

During H120, a total of 120k payment holidays were provided to customers. At 30 June 2020, the book value of the portfolio where payment holidays have been granted was £14.9bn, representing 10.3% of the portfolio.

Head Office: Italian home loans and advances at amortised cost remained broadly stable at £6.1bn (2019: £6.0bn). The portfolio is secured on residential property with an average balance weighted mark to market LTV of 63.1% (2019: 64.4%). 90-day arrears remained broadly stable at 1.9% (2019: 1.8%), gross charge-off rates increased slightly to 1.1% (2019: 0.8%).

Credit cards, unsecured loans and other retail lending

The principal portfolios listed below accounted for 86% (December 2019: 87%) of the Group’s total credit cards, unsecured loans and other retail lending.

Principal portfolios	Gross exposure	30 day arrears rate, excluding recovery book	90 day arrears rate, excluding recovery book	Annualised gross write-off rate	Annualised net write-off rate
As at 30.06.20	£m	%	%	%	%
Barclays UK
UK cards	13,639	2.0	1.0	2.6	2.6
UK personal loans	5,526	2.4	1.4	2.9	2.7
Barclays Partner Finance1	2,286	0.8	0.4	1.2	1.2
Barclays International
US cards	19,505	2.4	1.4	5.1	5.1
Germany consumer lending	3,570	1.6	0.8	1.0	0.9

As at 31.12.19
Barclays UK
UK cards	16,457	1.7	0.8	1.6	1.6
UK personal loans	6,139	2.1	1.0	3.2	2.9
Barclays International
US cards	22,041	2.7	1.4	4.5	4.4
Barclays Partner Finance1	4,134	0.9	0.3	1.7	1.7
Germany consumer lending	3,558	1.7	0.7	2.1	1.3

1	On 1 April 2020, the Barclays Partner Finance business moved from Barclays International to Barclays UK. The 2019 comparative figures have not been restated.

UK cards: 30 and 90 day arrears rates increased by 0.3% and 0.2% respectively. The majority of the increase was driven by a £2.8bn reduction in balances, and prior to payment holidays being initiated, lower collections capacity in the first few weeks of the COVID-19 related lockdown. During H120, a total of 151k payment holidays were provided to customers. At 30 June 2020, the book value of the portfolio where payment holidays have been granted was £664m, representing 4.9% of the portfolio.

UK personal loans: 30 and 90 day arrears rates increased by 0.3% and 0.4% respectively, driven by a 10% reduction in overall balances, coupled with lower collections capacity prior to payment holidays being initiated in the first few weeks of the COVID-19 related lockdown. During H120, a total of 74k payment holidays were provided to customers. At 30 June 2020, the book value of the portfolio where payment holidays have been granted was £609m, representing 11.0% of the portfolio.

Barclays Partner Finance: The marginal improvement in the 30 day arrears rate was primarily a result of the sale of the motor financing business, and since the introduction of payment holidays, lower flows into delinquency. 90 day arrears rate slightly worsened as prior to payment holidays being initiated, there was lower collections capacity in the first few weeks of the COVID-19 related lockdown. During H120, a total of 13k payment holidays were provided to customers. At 30 June 2020, the book value of the portfolio where payment holidays have been granted was £43m, representing 1.9% of the portfolio.

US cards: 30 day arrears rate decreased due to payment holidays granted to customers impacted by COVID-19 which reduced the delinquency entrance rate and overall flow through delinquency. During H120, a total of 213k payment holidays were provided to customers. At 30 June 2020, the book value of the portfolio where payment holidays have been granted was £567m, representing 2.9% of the portfolio.

Germany consumer lending: The improvement in the 30 day arrears rate was primarily driven by payment deferrals offered by Germany in Q220. During H120, a total of 8k payment holidays were provided to customers. At 30 June 2020, the book value of the portfolio where payment holidays have been granted was £98m, representing 2.7% of the portfolio.

Market Risk

Analysis of management value at risk (VaR)

The table below shows the total management VaR on a diversified basis by risk factor. Total management VaR includes all trading positions in CIB and Treasury and it is calculated with a one-day holding period.

Limits are applied against each risk factor VaR as well as total management VaR, which are then cascaded further by risk managers to each business.

Management VaR (95%) by asset class

	Half year ended 30.06.20			Half year ended 31.12.19			Half year ended 30.06.19
	Average	High1	Low1	Average	High1	Low1	Average	High1	Low1
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Credit risk	22	38	10	13	17	11	11	14	8
Interest rate risk	9	17	6	7	11	5	5	9	3
Equity risk	15	35	6	11	22	5	9	16	5
Basis risk	10	16	7	9	11	7	8	9	6
Spread risk	5	9	3	4	5	3	4	5	3
Foreign exchange risk	5	7	2	3	5	2	3	5	2
Commodity risk	1	1	-	1	2	-	1	1	-
Inflation risk	1	2	1	1	2	1	2	3	2
Diversification effect1	(33)	n/a	n/a	(24)	n/a	n/a	(22)	n/a	n/a
Total management VaR	35	57	18	25	29	18	21	26	17

1
Diversification effects recognise that forecast losses from different assets or businesses are unlikely to occur concurrently, hence the expected aggregate loss is lower than the sum of the expected losses from each area. Historical correlations between losses are taken into account in making these assessments. The high and low VaR figures reported for each category did not necessarily occur on the same day as the high and low VaR reported as a whole. Consequently, a diversification effect balance for the high and low VaR figures would not be meaningful and is therefore omitted from the above table.

Average management VaR increased 40% to £35m in H120 (H219: £25m) as elevated market volatility resulted in an increase in credit and equity risk.

Treasury and Capital Risk

The Group has a comprehensive Key Risk Control Framework for managing its liquidity risk. The Liquidity Framework meets the PRA standards and is designed to maintain liquidity resources that are sufficient in amount and quality, and a funding profile that is appropriate to meet the Group’s Liquidity Risk Appetite (LRA). The Liquidity Framework is delivered via a combination of policy formation, review and governance, analysis, stress testing, limit setting and monitoring.

Liquidity risk stress testing

The liquidity risk stress assessment measures the potential contractual and contingent stress outflows under a range of scenarios, which are then used to determine the size of the liquidity pool that is immediately available to meet anticipated outflows if a stress occurs. The short-term scenarios include a 30 day Barclays-specific stress event, a 90 day market-wide stress event and a 30 day combined scenario consisting of both a Barclays specific and market-wide stress event. The Group also runs a long-term liquidity stress test, which measures the anticipated outflows over a 12 month market-wide scenario.

The CRR (as amended by CRR II) Liquidity Coverage ratio (LCR) requirement takes into account the relative stability of different sources of funding and potential incremental funding requirements in a stress. The LCR is designed to promote short-term resilience of a bank’s liquidity risk profile by holding sufficient high quality liquid assets to survive an acute stress scenario lasting for 30 days.

As at 30 June 2020, the Group held eligible liquid assets in excess of 100% of net stress outflows to its internal and external regulatory requirements.

Liquidity coverage ratio
	As at 30.06.20	As at 31.12.19
	£bn	£bn
Eligible liquidity buffer	291	206
Net stress outflows	(156)	(128)
Surplus	135	78

Liquidity coverage ratio	186%	160%

The Group plans to maintain its surplus to the internal and regulatory stress requirements at an efficient level, while considering risks to market funding conditions and its liquidity position. The continuous reassessment of these risks may lead to execution of appropriate actions to resize the liquidity pool. Given the heightened uncertainty in the current environment, the Group has taken actions to maintain its liquidity surplus at an elevated level. Over time, and as risks dissipate, it is likely the liquidity surplus will fall back from its current elevated level.

Composition of the Group liquidity pool
	As at 30.06.20				As at 31.12.19
	Liquidity pool	Liquidity pool of which CRR LCR eligible3			Liquidity pool
		Cash	Level 1	Level 2A
	£bn	£bn	£bn	£bn	£bn
Cash and deposits with central banks1	200	196	-	-	153

Government bonds2
AAA to AA-	41	-	39	1	31
A+ to A-	23	-	17	6	2
BBB+ to BBB-	5	-	5	-	3
Total government bonds	69	-	61	7	36

Other
Government guaranteed issuers, PSEs and GSEs	11	-	9	1	9
International organisations and MDBs	9	-	9	-	7
Covered bonds	8	-	6	2	6
Other	1	-	-	-	-
Total other	29	-	24	3	22

Total as at 30 June 2020	298	196	85	10	211
Total as at 31 December 2019	211	150	50	3

1
Includes cash held at central banks and surplus cash at central banks related to payment schemes. Over 99% (December 2019: over 98%) was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.

2	Of which over 80% (December 2019: over 67%) comprised UK, US, French, German, Japanese, Swiss and Dutch securities.
3
The LCR eligible liquidity pool is adjusted for trapped liquidity and other regulatory deductions. It also incorporates other CRR (as amended by CRR II) qualifying assets that are not eligible under Barclays’ internal risk appetite.

The Group liquidity pool increased to £298bn as at 30 June 2020 (December 2019: £211bn) driven by a 12% growth in customer deposit and actions to maintain a prudent funding and liquidity position in the current environment. During H120, the month-end liquidity pool ranged from £218bn to £306bn (H219: £211bn to £256bn), and the month-end average balance was £257bn (H219: £235bn). The liquidity pool is held unencumbered and is not used to support payment or clearing requirements. Such requirements are treated as part of our regular business funding. The liquidity pool is intended to offset stress outflows, and comprises the above cash and unencumbered assets.

As at 30 June 2020, 65% (December 2019: 67%) of the liquidity pool was located in Barclays Bank PLC, 21% (December 2019: 20%) in Barclays Bank UK PLC and 6% (December 2019: 6%) in Barclays Bank Ireland PLC. The residual portion of the liquidity pool is held outside of these entities, predominantly in US subsidiaries, to meet entity-specific stress outflows and local regulatory requirements. To the extent the use of this residual portion of the liquidity pool is restricted due to local regulatory requirements, it is assumed to be unavailable to the rest of the Group in calculating the LCR.

The composition of the pool is subject to limits set by the Board and the independent liquidity risk, credit risk and market risk functions. In addition, the investment of the liquidity pool is monitored for concentration by issuer, currency and asset type. Given returns generated by these highly liquid assets, the risk and reward profile is continuously managed.

Deposit funding
	As at 30.06.20			As at 31.12.19
	Loans and advances at amortised cost	Deposits at amortised cost	Loan: deposit ratio1	Loan: deposit ratio1
Funding of loans and advances	£bn	£bn	%	%
Barclays UK	208	226	92%	96%
Barclays International	138	241	57%	63%
Head Office	9	-
Barclays Group	355	467	76%	82%

1	The loan: deposit ratio is calculated as loans and advances at amortised cost divided by deposits at amortised cost.

Funding structure and funding relationships

The basis for liquidity risk management is a funding structure that reduces the probability of a liquidity stress leading to an inability to meet funding obligations as they fall due. The Group’s overall funding strategy is to develop a diversified funding base (geographically, by type and by counterparty) and maintain access to a variety of alternative funding sources, to provide protection against unexpected fluctuations, while minimising the cost of funding.

Within this, the Group aims to align the sources and uses of funding. As such, retail and corporate loans and advances are largely funded by deposits in the relevant entities, with the surplus primarily funding the liquidity pool. The majority of reverse repurchase agreements are matched by repurchase agreements. Derivative liabilities and assets are largely matched. A substantial proportion of balance sheet derivative positions qualify for counterparty netting and the remaining portions are largely offset when netted against cash collateral received and paid. Wholesale debt and equity is used to fund residual assets.

These funding relationships as at 30 June 2020 are summarised below:

	As at 30.06.20	As at 31.12.19		As at 30.06.20	As at 31.12.19
Assets	£bn	£bn	Liabilities and equity	£bn	£bn
Loans and advances at amortised cost1	347	335	Deposits at amortised cost	467	416
Group liquidity pool	298	211	<1 Year wholesale funding	70	41
			>1 Year wholesale funding	112	106
Reverse repurchase agreements, trading portfolio assets, cash collateral and settlement balances	383	298	Repurchase agreements, trading portfolio liabilities, cash collateral and settlement balances	306	247
Derivative financial instruments	307	229	Derivative financial instruments	308	229
Other assets2	50	67	Other liabilities	52	35
			Equity	70	66
Total assets	1,385	1,140	Total liabilities and equity	1,385	1,140

1	Adjusted for liquidity pool debt securities reported at amortised cost of £8bn (December 2019: £4bn).
2	Other assets include fair value assets that are not part of reverse repurchase agreements or trading portfolio assets, and other asset categories.

Composition of wholesale funding

Wholesale funding outstanding (excluding repurchase agreements) was £181.9bn (December 2019: £147.1bn). In H120, the Group issued £4.8bn of MREL eligible instruments from Barclays PLC (the Parent company) in a range of tenors and currencies.

Our operating companies also access wholesale funding markets to maintain their stable and diversified funding bases. Barclays Bank PLC continued to issue in the shorter-term and medium-term notes markets, and also issued a $1.75bn two-year senior bond in May. In addition, Barclays Bank UK PLC continued to issue in the shorter-term markets.

Wholesale funding of £69.6bn (December 2019: £40.6bn) matures in less than one year, representing 38% (December 2019: 28%) of total wholesale funding outstanding. This includes £25.0bn (December 2019: £16.3bn) related to term funding2. Although not a requirement, the liquidity pool exceeded wholesale funding maturing in less than one year by £228bn (December 2019: £170bn).

Maturity profile of wholesale funding1,2
	<1	1-3	3-6	6-12	<1	1-2	2-3	3-4	4-5	>5
	month	months	months	months	year	years	years	years	years	years	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays PLC (the Parent company)
Senior unsecured (public benchmark)	-	0.3	-	2.6	2.9	2.8	5.2	7.2	6.3	14.0	38.4
Senior unsecured (privately placed)	-	-	-	0.1	0.1	0.2	-	0.3	-	0.5	1.1
Subordinated liabilities	-	-	-	-	-	-	-	-	1.0	7.6	8.6
Barclays Bank PLC (including subsidiaries)
Certificates of deposit and commercial paper	3.9	9.8	10.4	6.2	30.3	0.9	0.4	0.1	-	-	31.7
Asset backed commercial paper	3.2	3.9	1.6	0.3	9.0	-	-	-	-	-	9.0
Senior unsecured (public benchmark)	-	-	-	3.1	3.1	1.6	0.1	1.2	-	1.7	7.7
Senior unsecured (privately placed)3	0.6	3.2	2.5	4.6	10.9	6.8	6.6	4.6	5.8	22.8	57.5
Asset backed securities	0.5	-	0.1	-	0.6	0.6	1.1	0.4	0.3	1.6	4.6
Subordinated liabilities	-	0.2	0.9	4.9	6.0	1.3	2.4	-	0.1	1.5	11.3
Barclays Bank UK PLC (including subsidiaries)
Certificates of deposit and commercial paper	3.7	1.3	0.2	0.1	5.3	-	-	-	-	-	5.3
Covered bonds	-	-	-	0.9	0.9	2.3	1.7	-	-	1.3	6.2
Asset backed securities	0.5	-	-	-	0.5	-	-	-	-	-	0.5
Total as at 30 June 2020	12.4	18.7	15.7	22.8	69.6	16.5	17.5	13.8	13.5	51.0	181.9
Of which secured	4.2	3.9	1.7	1.2	11.0	2.9	2.8	0.4	0.3	2.9	20.3
Of which unsecured	8.2	14.8	14.0	21.6	58.6	13.6	14.7	13.4	13.2	48.1	161.6

Total as at 31 December 2019	4.5	11.6	9.4	15.1	40.6	19.8	12.1	15.1	11.6	47.9	147.1
Of which secured	1.6	5.3	2.3	0.5	9.7	0.9	2.5	2.4	0.9	3.2	19.6
Of which unsecured	2.9	6.3	7.1	14.6	30.9	18.9	9.6	12.7	10.7	44.7	127.5

1
The composition of wholesale funds comprises the balance sheet reported financial liabilities at fair value, debt securities in issue and subordinated liabilities. It does not include participation in the central bank facilities reported within repurchase agreements and other similar secured borrowing.

2
Term funding comprises public benchmark and privately placed senior unsecured notes, covered bonds, asset-backed securities and subordinated debt where the original maturity of the instrument is more than 1 year.

3	Includes structured notes of £48.5bn, of which £8.9bn matures within one year.

Credit ratings

In addition to monitoring and managing key metrics related to the financial strength of the Group, Barclays also solicits independent credit ratings from Standard & Poor’s Global (S&P), Moody’s, Fitch, and Rating and Investment Information (R&I). These ratings assess the creditworthiness of the Group, its subsidiaries and its branches, and are based on reviews of a broad range of business and financial attributes including capital strength, profitability, funding, liquidity, asset quality, strategy and governance.

Barclays Bank PLC	Standard & Poor's	Moody's	Fitch
Long-term	A / Negative	A1 / Stable	A+ / RWN1
Short-term	A-1	P-1	F1

Barclays Bank UK PLC
Long-term	A / Negative	A1 / Negative	A+ / Negative
Short-term	A-1	P-1	F1

Barclays PLC
Long-term	BBB / Negative	Baa2 /Stable	A / RWN1
Short-term	A-2	P-2	F1

1	Rating Watch Negative.

In January 2020, Moody’s upgraded the long-term ratings of Barclays PLC and Barclays Bank PLC by one notch to Baa2 and A1 respectively, due to their view that the earnings profile of the entities has improved. This followed the positive outlooks that had been placed on these entities in May 2019 and the outlooks reverted to stable in the most recent action. In November 2019, Moody’s revised the outlook on Barclays Bank UK PLC to negative from stable, alongside other UK peers following a negative revision to the UK sovereign outlook.

In April 2020, Fitch revised the outlooks of Barclays PLC and Barclays Bank PLC to Rating Watch Negative (RWN) from stable, while the outlook for Barclays Bank UK PLC was revised to negative from stable, alongside UK peers, to reflect the downside risks to their credit profiles resulting from the economic and financial market implications of the COVID-19 outbreak. In May 2020, Fitch maintained the ratings of Barclays PLC and Barclays Bank PLC on RWNs whilst affirming the rating of Barclays Bank UK PLC.

In April 2020, S&P affirmed all ratings for Barclays PLC, Barclays Bank PLC and Barclays Bank UK PLC, whilst revising the outlooks for Barclays and its subsidiaries to negative from stable, alongside many European peers, to reflect economic and market stress triggered by the COVID-19 pandemic.

Barclays also solicits issuer ratings from R&I and the ratings of A- for Barclays PLC and A for Barclays Bank PLC were affirmed in November 2019 with stable outlooks.

A credit rating downgrade could result in outflows to meet collateral requirements on existing contracts. Outflows related to credit rating downgrades are included in the LRA stress scenarios and a portion of the liquidity pool is held against this risk. Credit ratings downgrades could also result in reduced funding capacity and increased funding costs.

The contractual collateral requirement following one- and two-notch long-term and associated short-term downgrades across all credit rating agencies, would result in outflows of £2bn and £5bn respectively, and are provided for in determining an appropriate liquidity pool size given the Group’s liquidity risk appetite. These numbers do not assume any management or restructuring actions that could be taken to reduce posting requirements. These outflows do not include the potential liquidity impact from loss of unsecured funding, such as from money market funds, or loss of secured funding capacity. However, unsecured and secured funding stresses are included in the LRA stress scenarios and a portion of the liquidity pool is held against these risks.

Capital

The Group’s Overall Capital Requirement for CET1 is 11.2% comprising a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.7% Pillar 2A requirement and a 0.0% Countercyclical Capital Buffer (CCyB).

The Group’s CCyB is based on the buffer rate applicable for each jurisdiction in which the Group has exposures. On 11 March 2020, the Financial Policy Committee set the CCyB rate for UK exposures at 0% with immediate effect. The buffer rates set by other national authorities for non-UK exposures are not currently material. Overall, this results in a 0.0% CCyB for the Group.

The Group’s Pillar 2A requirement as per the PRA’s Individual Capital Requirement applicable from 23 July 2020 has been revised to 4.8% of which at least 56.25% needs to be met with CET1 capital, equating to approximately 2.7% of RWAs. The Pillar 2A requirement is subject to at least annual review and has been set as a nominal capital amount. This is based on a point in time assessment and the requirement (when expressed as a proportion of RWAs) will change depending on the total RWAs at each reporting period.

On 27 June 2019, CRR II came into force amending CRR. As an amending regulation, the existing provisions of CRR apply unless they are amended by CRR II. Certain aspects of CRR II are dependent on final technical standards to be issued by the European Banking Authority (EBA) and adopted by the European Commission as well as UK implementation of the rules.

On 27 June 2020, CRR was further amended to accelerate specific CRR II measures and implement a new IFRS 9 transitional relief calculation. Previously due to be implemented in June 2021, the accelerated measures primarily relate to the CRR leverage calculation to include additional settlement netting and limited changes to the calculation of RWAs. For UK leverage calculations, the PRA early adopted the CRR II settlement netting measure in April 2020.

The IFRS 9 transitional arrangements have been extended by two years and a new modified calculation has been introduced. 100% relief will be applied to increases in stage 1 and stage 2 provisions from 1 January 2020 throughout 2020 and 2021; 75% in 2022; 50% in 2023; 25% in 2024 with no relief applied from 2025. The phasing out of transitional relief on the “day 1” impact of IFRS 9 as well as increases in stage 1 and stage 2 provisions between 1 January 2018 and 31 December 2019 under the modified calculation remain unchanged and continue to be subject to 70% transitional relief throughout 2020; 50% for 2021; 25% for 2022 and with no relief applied from 2023.

Also impacting own funds from 30 June 2020 until 31 December 2020 inclusive are amendments to the regulatory technical standards on prudential valuation which include an increase to diversification factors applied to certain additional valuation adjustments.

The disclosures in the following section reflect Barclays’ interpretation of the current rules and guidance.

Capital ratios1,2,3	As at	As at	As at
	30.06.20	31.03.20	31.12.19
CET1	14.2%	13.1%	13.8%
Tier 1 (T1)	17.8%	16.6%	17.7%
Total regulatory capital	21.7%	20.4%	21.6%

Capital resources	£m	£m	£m
Total equity excluding non-controlling interests per the balance sheet	68,304	68,369	64,429
Less: other equity instruments (recognised as AT1 capital)	(10,871)	(10,871)	(10,871)
Adjustment to retained earnings for foreseeable dividends	(44)	(49)	(1,096)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1,517)	(1,847)	(1,746)
Goodwill and intangible assets	(8,154)	(8,197)	(8,109)
Deferred tax assets that rely on future profitability excluding temporary differences	(444)	(294)	(479)
Fair value reserves related to gains or losses on cash flow hedges	(1,914)	(1,709)	(1,002)
Gains or losses on liabilities at fair value resulting from own credit	(233)	(389)	260
Defined benefit pension fund assets	(2,094)	(3,603)	(1,594)
Direct and indirect holdings by an institution of own CET1 instruments	(50)	(50)	(50)
Adjustment under IFRS 9 transitional arrangements	2,459	1,215	1,126
Other regulatory adjustments	(62)	(57)	(55)
CET1 capital	45,380	42,518	40,813

AT1 capital
Capital instruments and related share premium accounts	10,871	10,871	10,871
Qualifying AT1 capital (including minority interests) issued by subsidiaries	691	753	687
Other regulatory adjustments and deductions	(80)	(130)	(130)
AT1 capital	11,482	11,494	11,428

T1 capital	56,862	54,012	52,241

T2 capital
Capital instruments and related share premium accounts	9,028	8,423	7,650
Qualifying T2 capital (including minority interests) issued by subsidiaries	3,396	4,013	3,984
Credit risk adjustments (excess of impairment over expected losses)	36	196	16
Other regulatory adjustments and deductions	(160)	(250)	(250)
Total regulatory capital	69,162	66,394	63,641

Total RWAs	318,987	325,631	295,131

1
CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II applicable as at the reporting date. This includes IFRS 9 transitional arrangements and the grandfathering of CRR and CRR II non-compliant capital instruments.

2
The fully loaded CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays PLC AT1 securities, was 13.5%, with £42.9bn of CET1 capital and £318.0bn of RWAs calculated without applying the transitional arrangements of the CRR as amended by CRR II applicable as at the reporting date.

3
The Barclays PLC CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays Bank PLC T2 Contingent Capital Notes, was 14.2%. For this calculation CET1 capital and RWAs are calculated applying the transitional arrangements under the CRR, including the IFRS 9 transitional arrangements. The benefit of the Financial Services Authority (FSA) October 2012 interpretation of the transitional provisions, relating to the implementation of CRD IV, expired in December 2017.

Movement in CET1 capital	Three months	Six months
	ended	ended
	30.06.20	30.06.20
	£m	£m
Opening CET1 capital	42,518	40,813

Profit for the period attributable to equity holders	296	1,122
Own credit relating to derivative liabilities	172	3
Dividends paid and foreseen	(201)	625
Increase in retained regulatory capital generated from earnings	267	1,750

Net impact of share schemes	344	288
Fair value through other comprehensive income reserve	399	(378)
Currency translation reserve	223	1,220
Other reserves	3	(3)
Increase in other qualifying reserves	969	1,127

Pension remeasurements within reserves	(1,345)	645
Defined benefit pension fund asset deduction	1,509	(500)
Net impact of pensions	164	145

Additional value adjustments (PVA)	330	229
Goodwill and intangible assets	43	(45)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	(150)	35
Adjustment under IFRS 9 transitional arrangements	1,244	1,333
Other regulatory adjustments	(5)	(7)
Increase in regulatory capital due to adjustments and deductions	1,462	1,545

Closing CET1 capital	45,380	45,380

CET1 capital increased £4.6bn to £45.4bn (December 2019: £40.8bn).

£1.1bn of capital generated from profits, and a £1.0bn increase due to the cancellation of the full year 2019 dividend were partially offset by £0.4bn of AT1 coupons paid. Other movements in the period were:

●	A £0.4bn decrease in the fair value through other comprehensive income reserve driven by a decrease in the Absa Group Limited share price
●	A £1.2bn increase in the currency translation reserve mainly driven by the appreciation of period end USD against GBP
●	A £0.1bn increase as a result of movements in pensions, largely due to an additional £250m investment by the UKRF in non-transferrable listed senior fixed rate notes, backed by UK gilts
●	A £0.2bn increase due to a reduction in PVA which includes the temporary increase to diversification factors applied to certain additional valuation adjustments
●
A £1.3bn increase in the IFRS 9 transitional relief after tax which was driven by £1.2bn in Q220 following new impairment charges and the implementation of new regulatory measures which allow for 100% relief on increases in stage 1 and stage 2 impairment throughout 2020 and 2021

RWAs by risk type and business
	Credit risk		Counterparty credit risk				Market risk		Operational risk	Total RWAs
	Std	IRB	Std	IRB	Settlement risk	CVA	Std	IMA
As at 30.06.20	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	7,428	58,048	359	-	-	48	122	-	11,851	77,856
Corporate and Investment Bank	27,032	77,983	11,879	20,472	218	3,871	12,830	22,638	21,387	198,310
Consumer, Cards and Payments	21,901	3,168	157	46	-	27	-	95	7,539	32,933
Barclays International	48,933	81,151	12,036	20,518	218	3,898	12,830	22,733	28,926	231,243
Head Office	3,578	6,183	-	-	-	-	-	-	127	9,888
Barclays Group	59,939	145,382	12,395	20,518	218	3,946	12,952	22,733	40,904	318,987

As at 31.03.20
Barclays UK	5,835	59,451	311	-	-	28	202	-	11,851	77,678
Corporate and Investment Bank	30,620	71,993	15,611	19,756	1,022	3,309	14,036	24,010	21,390	201,747
Consumer, Cards and Payments	25,205	3,085	132	31	-	21	-	151	7,536	36,161
Barclays International	55,825	75,078	15,743	19,787	1,022	3,330	14,036	24,161	28,926	237,908
Head Office	3,706	6,212	-	-	-	-	-	-	127	10,045
Barclays Group	65,366	140,741	16,054	19,787	1,022	3,358	14,238	24,161	40,904	325,631

As at 31.12.19
Barclays UK	5,189	57,455	235	-	-	23	178	-	11,821	74,901
Corporate and Investment Bank	25,749	62,177	12,051	16,875	276	2,470	12,854	17,626	21,475	171,553
Consumer, Cards and Payments	27,209	2,706	92	37	-	11	-	103	7,532	37,690
Barclays International	52,958	64,883	12,143	16,912	276	2,481	12,854	17,729	29,007	209,243
Head Office	5,104	5,754	-	-	-	-	-	-	129	10,987
Barclays Group	63,251	128,092	12,378	16,912	276	2,504	13,032	17,729	40,957	295,131

Movement analysis of RWAs
	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£m	£m	£m	£m	£m
Opening RWAs (as at 31.12.19)	191,343	32,070	30,761	40,957	295,131
Book size	(1,161)	3,786	10,064	(53)	12,636
Acquisitions and disposals	(33)	-	-	-	(33)
Book quality	6,502	491	-	-	6,993
Model updates	1,846	182	-	-	2,028
Methodology and policy	1,881	548	(5,140)	-	(2,711)
Foreign exchange movements1	4,943	-	-	-	4,943
Closing RWAs (as at 30.06.20)	205,321	37,077	35,685	40,904	318,987

1	Foreign exchange movements does not include foreign exchange for counterparty credit risk or market risk.

RWA increased £23.9bn to £319.0bn:

●	Book size increased RWAs £12.6bn primarily due to higher market volatility and an increase in client activity compared to year-end 2019
●	Book quality increased RWAs £7.0bn due to a reduction in credit quality primarily within CIB
●	Model updates increased RWAs £2.0bn primarily due to modelled risk weights recalibrations
●	Methodology and policy decreased RWAs £2.7bn primarily due to the removal of a Risk Not In VaR (RNIV) and the reduction in capital requirements related to VaR backtesting exceptions
●	Foreign exchange movements increased RWAs £4.9bn due to the appreciation of period end USD against GBP

Leverage ratio and exposures

The Group is subject to a leverage ratio requirement of 3.8% as at 30 June 2020. This comprises the 3.25% minimum requirement, a G-SII additional leverage ratio buffer (G-SII ALRB) of 0.53% and a countercyclical leverage ratio buffer (CCLB) of 0.0%. Although the leverage ratio is expressed in terms of T1 capital, 75% of the minimum requirement, equating to 2.4375%, needs to be met with CET1 capital. In addition, the G-SII ALRB must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £6.0bn.

The Group is required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter. The Group is also required to disclose a UK leverage ratio based on capital and exposure on the last day of the quarter. Both approaches exclude qualifying claims on central banks from the leverage exposures and include the PRA’s early adoption of CRR II settlement netting.

Leverage ratios1,2	As at 30.06.20	As at 31.03.20	As at 31.12.19
	£m	£m	£m
Average UK leverage ratio	4.7%	4.5%	4.5%
Average T1 capital3	54,548	53,274	51,823
Average UK leverage exposure	1,148,720	1,176,198	1,142,819

UK leverage ratio	5.2%	4.5%	5.1%

CET1 capital	45,380	42,518	40,812
AT1 capital	10,791	10,741	10,741
T1 capital3	56,171	53,259	51,553

UK leverage exposure	1,071,138	1,178,708	1,007,721

UK leverage exposure
Accounting assets
Derivative financial instruments	307,258	342,120	229,236
Derivative cash collateral	77,063	85,321	56,589
Securities financing transactions (SFTs)	160,015	185,725	111,307
Loans and advances and other assets	840,781	831,130	743,097
Total IFRS assets	1,385,117	1,444,296	1,140,229

Regulatory consolidation adjustments	(1,982)	(4,841)	(1,170)

Derivatives adjustments
Derivatives netting	(279,151)	(309,585)	(207,756)
Adjustments to cash collateral	(67,718)	(70,758)	(48,464)
Net written credit protection	14,442	19,994	13,784
Potential future exposure (PFE) on derivatives	123,468	126,503	119,118
Total derivatives adjustments	(208,959)	(233,846)	(123,318)

SFTs adjustments	21,226	34,271	18,339

Regulatory deductions and other adjustments	(18,297)	(14,615)	(11,984)

Weighted off-balance sheet commitments	108,436	102,499	105,289

Qualifying central bank claims	(173,033)	(149,056)	(119,664)

Settlement netting	(41,370)	-	-

UK leverage exposure2	1,071,138	1,178,708	1,007,721

1
Fully loaded average UK leverage ratio was 4.6%, with £53.0bn of T1 capital and £1,147bn of leverage exposure. Fully loaded UK leverage ratio was 5.0%, with £53.7bn of T1 capital and £1,069bn of leverage exposure. Fully loaded UK leverage ratios are calculated without applying the transitional arrangements of the CRR as amended by CRR II applicable as at the reporting date.

2	Capital and leverage measures are calculated applying the transitional arrangements of the CRR as amended by CRR II applicable as at the reporting date.
3	T1 capital is calculated in line with the PRA Handbook.

The average UK leverage ratio increased to 4.7% (December 2019: 4.5%), driven by an increase in T1 capital. The leverage exposure increased by £6bn to £1,149bn, primarily driven by SFTs and loans and advances and other assets, partially offset by the PRA’s early adoption of CRR II settlement netting.

The UK leverage ratio increased to 5.2% (December 2019: 5.1%), driven by an increase in T1 capital. The UK leverage exposure increased by £63bn to £1,071bn, primarily driven by SFTs and loans and advances and other assets, partially offset by the PRA’s early adoption of CRR II settlement netting.

The Group also discloses a CRR leverage ratio1 within its additional regulatory disclosures prepared in accordance with EBA guidelines on disclosure under Part Eight of the CRR (see Barclays PLC Pillar 3 Report H1 2020, expected to be published on 14 August 2020 and which will be available at home.barclays/investor-relations/reports-and-events/latest-financial-results).

1	CRR leverage ratio as amended by CRR II applicable as at the reporting date.

MREL

CRR II requirements relating to own funds and eligible liabilities came into effect from 27 June 2019. Eligible liabilities have been calculated reflecting the Group’s interpretation of the current rules and guidance. Certain aspects of CRR II are dependent on final technical standards to be issued by the EBA and adopted by the European Commission as well as UK implementation of the rules.

The Group is required to meet the higher of: (i) the MREL set by the Bank of England; and (ii) the requirements in CRR II, both of which have RWA and leverage based requirements. MREL is subject to phased implementation and will be fully implemented by 1 January 2022, at which time the Group’s indicative MREL is expected to be two times the sum of its Pillar 1 and Pillar 2A requirements, as set by the Bank of England. In addition, CET1 capital cannot be counted towards both MREL and the capital buffers, meaning that the buffers will effectively be applied above both the Pillar 1 and Pillar 2A requirements relating to own funds and eligible liabilities. The Bank of England will review the MREL calibration by the end of 2020, including assessing the proposal for Pillar 2A recapitalisation, which may drive a different 1 January 2022 MREL than currently proposed.

Own funds and eligible liabilities ratios1	As at 30.06.20	As at 31.03.20	As at 31.12.19
CET1 capital	14.2%	13.1%	13.8%
AT1 capital instruments and related share premium accounts2	3.4%	3.3%	3.6%
T2 capital instruments and related share premium accounts2	2.8%	2.6%	2.5%
Eligible liabilities	12.0%	10.3%	11.2%
Total Barclays PLC (the Parent company) own funds and eligible liabilities	32.4%	29.3%	31.2%
Qualifying AT1 capital (including minority interests) issued by subsidiaries	0.2%	0.2%	0.2%
Qualifying T2 capital (including minority interests) issued by subsidiaries	1.1%	1.2%	1.3%
Total own funds and eligible liabilities, including eligible Barclays Bank PLC instruments	33.7%	30.7%	32.8%

Own funds and eligible liabilities1	£m	£m	£m
CET1 capital	45,380	42,518	40,813
AT1 capital instruments and related share premium accounts2	10,791	10,741	10,741
T2 capital instruments and related share premium accounts2	8,904	8,369	7,416
Eligible liabilities	38,308	33,674	33,025
Total Barclays PLC (the Parent company) own funds and eligible liabilities	103,383	95,302	91,995
Qualifying AT1 capital (including minority interests) issued by subsidiaries	691	753	687
Qualifying T2 capital (including minority interests) issued by subsidiaries	3,396	4,013	3,984
Total own funds and eligible liabilities, including eligible Barclays Bank PLC instruments	107,470	100,068	96,666

Total RWAs1	318,987	325,631	295,131

1
CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II applicable as at the reporting date. This includes IFRS 9 transitional arrangements and the grandfathering of CRR and CRR II non-compliant capital instruments.

2	Includes other AT1 capital regulatory adjustments and deductions of £80m (December 2019: £130m), and other T2 credit risk adjustments and deductions of £124m (December 2019: £234m).

Statement of Directors’ Responsibilities

The Directors (the names of whom are set out below) are required to prepare the financial statements on a going concern basis unless it is not appropriate to do so. In making this assessment, the directors have considered information relating to present and future conditions. Each of the Directors confirm that to the best of their knowledge, the condensed consolidated interim financial statements set out on pages 57 to 62 have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union (EU), and that the interim management report herein includes a fair review of the information required by Disclosure and Transparency Rules 4.2.7R and 4.2.8R namely:

●
an indication of important events that have occurred during the six months ended 30 June 2020 and their impact on the condensed consolidated interim financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year

●
any related party transactions in the six months ended 30 June 2020 that have materially affected the financial position or performance of Barclays during that period and any changes in the related party transactions described in the last Annual Report that could have a material effect on the financial position or performance of Barclays in the six months ended 30 June 2020

Signed on 28 July 2020 on behalf of the Board by

James E Staley	Tushar Morzaria
Group Chief Executive	Group Finance Director

Barclays PLC Board of Directors:

Chairman Nigel Higgins	Executive Directors James E Staley Tushar Morzaria	Non-executive Directors Mike Ashley Tim Breedon CBE Sir Ian Cheshire Mary Anne Citrino Mohamed A. El-Erian Dawn Fitzpatrick Mary Francis CBE Crawford Gillies Brian Gilvary Diane Schueneman

Independent Review Report to Barclays PLC

Conclusion

We have been engaged by the company to review the condensed set of financial statements in the Interim Results Announcement for the six months ended 30 June 2020 which comprises:

●	the condensed consolidated income statement and condensed consolidated statement of comprehensive income for the period then ended;
●	the condensed consolidated balance sheet as at 30 June 2020;
●	the condensed consolidated statement of changes in equity for the period then ended;
●	the condensed consolidated cash flow statement for the period then ended; and
●	the related explanatory notes

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the Interim Results Announcement for the six months ended 30 June 2020 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting as adopted by the EU and the Disclosure Guidance and Transparency Rules (“the DTR”) of the UK’s Financial Conduct Authority (“the UK FCA”).

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. We read the other information contained in the Interim Results Announcement and consider whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Directors’ responsibilities

The Interim Results Announcement is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Interim Results Announcement in accordance with the DTR of the UK FCA.

As disclosed in Note 1, Basis of preparation, the annual financial statements of the Barclays Group are prepared in accordance with International Financial Reporting Standards as adopted by the EU. The directors are responsible for preparing the condensed set of financial statements included in the Interim Results Announcement in accordance with IAS 34 as adopted by the EU.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the Interim Results Announcement based on our review.

The purpose of our review work and to whom we owe our responsibilities

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the DTR of the UK FCA. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Michelle Hinchliffe

for and on behalf of KPMG LLP

Chartered Accountants
15 Canada Square
London, E14 5GL

28 July 2020

Condensed Consolidated Financial Statements

Condensed consolidated income statement (unaudited)
		Half year ended	Half year ended
		30.06.20	30.06.19
	Notes1	£m	£m
Interest and similar income		6,437	7,496
Interest and similar expense		(2,214)	(2,878)
Net interest income		4,223	4,618
Fee and commission income	3	4,399	4,484
Fee and commission expense	3	(1,090)	(1,150)
Net fee and commission income	3	3,309	3,334
Net trading income		4,198	2,124
Net investment income		(136)	662
Other income		27	52
Total income		11,621	10,790
Credit impairment charges		(3,738)	(928)
Net operating income		7,883	9,862

Staff costs	4	(4,053)	(4,264)
Infrastructure, administration and general expenses	5	(2,510)	(2,494)
Litigation and conduct		(30)	(114)
Operating expenses		(6,593)	(6,872)

Share of post-tax results of associates and joint ventures		(31)	14
Profit on disposal of subsidiaries, associates and joint ventures		13	10
Profit before tax		1,272	3,014
Tax charge	6	(113)	(545)
Profit after tax		1,159	2,469

Attributable to:
Equity holders of the parent		695	2,072
Other equity instrument holders		427	363
Total equity holders of the parent		1,122	2,435
Non-controlling interests	7	37	34
Profit after tax		1,159	2,469

Earnings per share		p	p
Basic earnings per ordinary share	8	4.0	12.1
Diluted earnings per ordinary share	8	3.9	11.9

1	For notes to the Financial Statements see pages 63 to 87.

Condensed consolidated statement of comprehensive income (unaudited)

		Half year ended	Half year ended
		30.06.20	30.06.19
	Notes1	£m	£m
Profit after tax		1,159	2,469

Other comprehensive income/(loss) that may be recycled to profit or loss:2
Currency translation reserve	18	1,220	177
Fair value through other comprehensive income reserve	18	137	380
Cash flow hedging reserve	18	912	528
Other	18	(6)	-
Other comprehensive income that may be recycled to profit		2,263	1,085

Other comprehensive income/(loss) not recycled to profit or loss:2
Retirement benefit remeasurements	15	645	(140)
Fair value through other comprehensive income reserve	18	(515)	125
Own credit	18	496	44
Other comprehensive income not recycled to profit		626	29

Other comprehensive income for the period		2,889	1,114

Total comprehensive income for the period		4,048	3,583

Attributable to:
Equity holders of the parent		4,011	3,549
Non-controlling interests		37	34
Total comprehensive income for the period		4,048	3,583

1	For notes to the Financial Statements see pages 63 to 87.
2	Reported net of tax.

Condensed consolidated balance sheet (unaudited)
		As at	As at
		30.06.20	31.12.19
Assets	Notes1	£m	£m
Cash and balances at central banks		194,452	150,258
Cash collateral and settlement balances		134,945	83,256
Loans and advances at amortised cost	12	354,912	339,115
Reverse repurchase agreements and other similar secured lending		22,224	3,379
Trading portfolio assets		110,062	114,195
Financial assets at fair value through the income statement		158,975	133,086
Derivative financial instruments	10	307,258	229,236
Financial assets at fair value through other comprehensive income		79,764	65,750
Investments in associates and joint ventures		720	721
Goodwill and intangible assets		8,163	8,119
Property, plant and equipment		4,239	4,215
Current tax assets		556	412
Deferred tax assets	6	2,671	3,290
Retirement benefit assets	15	2,848	2,108
Other assets		3,328	3,089
Total assets		1,385,117	1,140,229

Liabilities
Deposits at amortised cost	12	466,913	415,787
Cash collateral and settlement balances		112,907	67,341
Repurchase agreements and other similar secured borrowing		19,144	14,517
Debt securities in issue		103,970	76,369
Subordinated liabilities	13	19,886	18,156
Trading portfolio liabilities		51,606	36,916
Financial liabilities designated at fair value		221,460	204,326
Derivative financial instruments	10	307,891	229,204
Current tax liabilities		322	313
Deferred tax liabilities	6	23	23
Retirement benefit liabilities	15	371	348
Other liabilities		8,471	8,505
Provisions	14	2,612	2,764
Total liabilities		1,315,576	1,074,569

Equity
Called up share capital and share premium	16	4,620	4,594
Other reserves	18	6,996	4,760
Retained earnings		45,817	44,204
Shareholders' equity attributable to ordinary shareholders of the parent		57,433	53,558
Other equity instruments	17	10,871	10,871
Total equity excluding non-controlling interests		68,304	64,429
Non-controlling interests	7	1,237	1,231
Total equity		69,541	65,660

Total liabilities and equity		1,385,117	1,140,229

1	For notes to the Financial Statements see pages 63 to 87.

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium1	Other equity instruments1	Other reserves1	Retained earnings	Total	Non-controlling interests2	Total equity
Half year ended 30.06.20	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2020	4,594	10,871	4,760	44,204	64,429	1,231	65,660
Profit after tax	-	427	-	695	1,122	37	1,159
Currency translation movements	-	-	1,220	-	1,220	-	1,220
Fair value through other comprehensive income reserve	-	-	(378)	-	(378)	-	(378)
Cash flow hedges	-	-	912	-	912	-	912
Retirement benefit remeasurements	-	-	-	645	645	-	645
Own credit	-	-	496	-	496	-	496
Other	-	-	-	(6)	(6)	-	(6)
Total comprehensive income for the period	-	427	2,250	1,334	4,011	37	4,048
Equity settled share schemes	26	-	-	603	629	-	629
Other equity instruments coupons paid	-	(427)	-	-	(427)	-	(427)
Vesting of shares under employee share schemes	-	-	(14)	(327)	(341)	-	(341)
Dividends paid	-	-	-	-	-	(37)	(37)
Other movements	-	-	-	3	3	6	9
Balance as at 30 June 2020	4,620	10,871	6,996	45,817	68,304	1,237	69,541

Half year ended 31.12.19
Balance as at 1 July 2019	4,494	12,123	6,403	44,556	67,576	1,221	68,797
Profit after tax	-	450	-	389	839	46	885
Currency translation movements	-	-	(721)	-	(721)	-	(721)
Fair value through other comprehensive income reserve	-	-	(434)	-	(434)	-	(434)
Cash flow hedges	-	-	(186)	-	(186)	-	(186)
Retirement benefit remeasurements	-	-	-	(54)	(54)	-	(54)
Own credit	-	-	(296)	-	(296)	-	(296)
Other	-	-	-	16	16	-	16
Total comprehensive income for the period	-	450	(1,637)	351	(836)	46	(790)
Issue of new ordinary shares	23	-	-	-	23	-	23
Equity settled share schemes	77	-	-	237	314	-	314
Issue and exchange of other equity instruments	-	(1,266)	-	(406)	(1,672)	-	(1,672)
Other equity instruments coupons paid	-	(450)	-	-	(450)	-	(450)
Vesting of shares under employee share schemes	-	-	(6)	(20)	(26)	-	(26)
Dividends paid	-	-	-	(517)	(517)	(46)	(563)
Other movements	-	14	-	3	17	10	27
Balance as at 31 December 2019	4,594	10,871	4,760	44,204	64,429	1,231	65,660

1	Details of share capital, other equity instruments and other reserves are shown on pages 78 to 80.
2	Details of non-controlling interests are shown on page 67.

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium1	Other equity instruments1	Other reserves1	Retained earnings	Total	Non-controlling interests2	Total equity
Half year ended 30.06.19	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2019	4,311	9,632	5,153	43,460	62,556	1,223	63,779
Profit after tax	-	363	-	2,072	2,435	34	2,469
Currency translation movements	-	-	177	-	177	-	177
Fair value through other comprehensive income reserve	-	-	505	-	505	-	505
Cash flow hedges	-	-	528	-	528	-	528
Retirement benefit remeasurements	-	-	-	(140)	(140)	-	(140)
Own credit	-	-	44	-	44	-	44
Total comprehensive income for the period	-	363	1,254	1,932	3,549	34	3,583
Issue of new ordinary shares	159	-	-	-	159	-	159
Equity settled share schemes	24	-	-	241	265	-	265
Issue and exchange of other equity instruments	-	2,504	-	-	2,504	-	2,504
Other equity instruments coupons paid	-	(363)	-	-	(363)	-	(363)
Vesting of shares under employee share schemes	-	-	(4)	(384)	(388)	-	(388)
Dividends paid	-	-	-	(684)	(684)	(34)	(718)
Other movements	-	(13)	-	(9)	(22)	(2)	(24)
Balance as at 30 June 2019	4,494	12,123	6,403	44,556	67,576	1,221	68,797

1	Details of share capital, other equity instruments and other reserves are shown on pages 78 to 80.
2	Details of non-controlling interests are shown on page 67.

Condensed consolidated cash flow statement (unaudited)
	Half year ended	Half year ended
	30.06.20	30.06.19
	£m	£m
Profit before tax	1,272	3,014
Adjustment for non-cash items	(1,112)	(297)
Net increase in loans and advances at amortised cost	(19,431)	(11,333)
Net increase in deposits at amortised cost	51,126	18,758
Net increase in debt securities in issue	24,183	8,529
Changes in other operating assets and liabilities	4,757	(15,487)
Corporate income tax paid	(351)	(260)
Net cash from operating activities	60,444	2,924
Net cash from investing activities	(11,599)	(17,075)
Net cash from financing activities	3,133	(610)
Effect of exchange rates on cash and cash equivalents	7,814	652
Net increase/(decrease) in cash and cash equivalents	59,792	(14,109)
Cash and cash equivalents at beginning of the period	183,387	211,166
Cash and cash equivalents at end of the period	243,179	197,057

Financial Statement Notes

1.
Basis of preparation

These condensed consolidated interim financial statements for the six months ended 30 June 2020 have been prepared in accordance with the DTR of the UK FCA and with IAS 34, Interim Financial Reporting, as published by the International Accounting Standards Board (IASB) and adopted by the EU. The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2019, which have been prepared in accordance with IFRSs as published by the IASB and as adopted by the EU.

The accounting policies and methods of computation used in these condensed consolidated interim financial statements are the same as those used in the Barclays PLC Annual Report 2019.

1.
Going concern

The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows, capital requirements and capital resources. The future conditions considered included an assessment of internally generated stress scenarios assuming a prolonged economic stress and impact on the future operational and financial performance of the Group.

2.
Other disclosures

The Credit risk disclosures on pages 25 to 39 form part of these interim financial statements.

2.
Segmental reporting

Analysis of results by business
	Barclays UK	Barclays International	Head Office	Barclays Group
Half year ended 30.06.20	£m	£m	£m	£m
Total income	3,171	8,654	(204)	11,621
Credit impairment charges	(1,064)	(2,619)	(55)	(3,738)
Net operating income/(expenses)	2,107	6,035	(259)	7,883
Operating expenses	(2,041)	(4,405)	(117)	(6,563)
Litigation and conduct	(11)	(11)	(8)	(30)
Total operating expenses	(2,052)	(4,416)	(125)	(6,593)
Other net income/(expenses)1	13	10	(41)	(18)
Profit/(loss) before tax	68	1,629	(425)	1,272

As at 30.06.20	£bn	£bn	£bn	£bn
Total assets	287.6	1,075.8	21.7	1,385.1

	Barclays UK	Barclays International	Head Office	Barclays Group
Half year ended 30.06.19	£m	£m	£m	£m
Total income	3,548	7,473	(231)	10,790
Credit impairment charges	(421)	(492)	(15)	(928)
Net operating income/(expenses)	3,127	6,981	(246)	9,862
Operating expenses	(2,021)	(4,641)	(96)	(6,758)
Litigation and conduct	(44)	(30)	(40)	(114)
Total operating expenses	(2,065)	(4,671)	(136)	(6,872)
Other net income/(expenses)1	-	31	(7)	24
Profit/(loss) before tax	1,062	2,341	(389)	3,014

As at 31.12.19	£bn	£bn	£bn	£bn
Total assets	257.8	861.4	21.0	1,140.2

1
Other net income/(expenses) represents the share of post-tax results of associates and joint ventures, profit (or loss) on disposal of subsidiaries, associates and joint ventures and gains on acquisitions.

On 1 April 2020, assets of £2.2bn relating to the Barclays Partner Finance business were moved from Barclays International to Barclays UK, with net operating income of £19m and loss before tax of £5m subsequently recognised in Barclays UK in Q220. In the half year ended 30 June 2019, Barclays Partner Finance generated net operating income of £76m and profit before tax of £23m. The 2019 comparative figures have not been restated.

Split of income by geographic region1	Half year ended	Half year ended
	30.06.20	30.06.19
	£m	£m
UK	5,989	5,873
Europe	1,199	788
Americas	3,776	3,591
Africa and Middle East	20	40
Asia	637	498
Total	11,621	10,790

1
The geographical analysis is now based on the location of office where the transactions are recorded, whereas in the prior year it was based on counterparty location. The approach was changed at year-end 2019 and is better aligned to the geographical view of the business following the implementation of structural reform. Prior year comparatives have been restated.

3.
Net fee and commission income

Fee and commission income is disaggregated below and includes a total for fees in scope of IFRS 15, Revenue from Contracts with Customers:

	Barclays UK	Barclays International	Head Office	Total
Half year ended 30.06.20	£m	£m	£m	£m
Fee type
Transactional	386	1,157	-	1,543
Advisory	79	306	1	386
Brokerage and execution	102	685	-	787
Underwriting and syndication	-	1,468	-	1,468
Other	38	115	2	155
Total revenue from contracts with customers	605	3,731	3	4,339
Other non-contract fee income	-	60	-	60
Fee and commission income	605	3,791	3	4,399
Fee and commission expense	(148)	(940)	(2)	(1,090)
Net fee and commission income	457	2,851	1	3,309

	Barclays UK	Barclays International	Head Office	Total
Half year ended 30.06.19	£m	£m	£m	£m
Fee type
Transactional	523	1,353	-	1,876
Advisory	88	406	-	494
Brokerage and execution	101	536	-	637
Underwriting and syndication	-	1,240	-	1,240
Other	45	131	7	183
Total revenue from contracts with customers	757	3,666	7	4,430
Other non-contract fee income	-	54	-	54
Fee and commission income	757	3,720	7	4,484
Fee and commission expense	(187)	(957)	(6)	(1,150)
Net fee and commission income	570	2,763	1	3,334

Transactional fees are service charges on deposit accounts, cash management services and transactional processing fees. This includes interchange and merchant fee income generated from credit and bank card usage.

Advisory fees are generated from asset management services and advisory services related to mergers, acquisitions and financial restructuring.

Brokerage and execution fees are earned for executing client transactions with exchanges and over-the-counter markets and assisting clients in clearing transactions.

Underwriting and syndication fees are earned for the distribution of client equity or debt securities and the arrangement and administration of a loan syndication. This includes commitment fees to provide loan financing.

4.
Staff costs

	Half year ended	Half year ended
	30.06.20	30.06.19
Compensation costs	£m	£m
Current year bonus charges	476	456
Deferred bonus charge	269	226
Commissions and other incentives	4	34
Performance costs	749	716
Salaries	2,153	2,195
Social security costs	317	315
Post-retirement benefits	268	251
Other compensation costs	254	232
Total compensation costs	3,741	3,709

Other resourcing costs
Outsourcing	175	257
Redundancy and restructuring	39	49
Temporary staff costs	58	173
Other	40	76
Total other resourcing costs	312	555

Total staff costs	4,053	4,264

Barclays Group compensation costs as a % of total income	32.2	34.4

No material awards have yet been granted in relation to the 2020 bonus pool as decisions regarding incentive awards are not taken by the Remuneration Committee until the performance for the full year can be assessed. The current year bonus charge for the first six months represents an accrual for estimated costs in accordance with accounting requirements.

5.
Infrastructure, administration and general expenses

	Half year ended	Half year ended
	30.06.20	30.06.19
Infrastructure costs	£m	£m
Property and equipment	757	691
Depreciation and amortisation	751	729
Lease payments	26	21
Impairment of property, equipment and intangible assets	32	29
Total infrastructure costs	1,566	1,470

Administration and general expenses
Consultancy, legal and professional fees	270	284
Marketing and advertising	158	212
Other administration and general expenses	516	528
Total administration and general expenses	944	1,024

Total infrastructure, administration and general expenses	2,510	2,494

6.
Tax

The tax charge for H120 was £113m (H119: £545m), representing an effective tax rate of 8.9% (H119: 18.1%). The effective tax rate for H120 was lower than H119, reflecting the tax benefit recognised for the re-measurement of UK deferred tax assets through the income statement as a result of the UK corporation tax rate being maintained at 19%.

Included in the tax charge is a credit of £112m (H119: £96m) in respect of payments made on AT1 instruments that are classified as equity for accounting purposes.

	As at	As at
	30.06.20	31.12.19
Deferred tax assets and liabilities	£m	£m
USA	2,168	2,052
UK	-	818
Other territories	503	420
Deferred tax assets	2,671	3,290
Deferred tax liabilities	(23)	(23)

Analysis of deferred tax assets
Temporary differences	2,174	2,767
Tax losses	497	523
Deferred tax assets	2,671	3,290

7.
Non-controlling interests

	Profit attributable to non-controlling interests		Equity attributable to non-controlling interests
	Half year ended	Half year ended	As at	As at
	30.06.20	30.06.19	30.06.20	31.12.19
	£m	£m	£m	£m
Barclays Bank PLC issued:
- Preference shares	28	27	529	529
- Upper T2 instruments	9	7	691	691
Other non-controlling interests	-	-	17	11
Total	37	34	1,237	1,231

8.
Earnings per share

	Half year ended	Half year ended
	30.06.20	30.06.19
	£m	£m
Profit attributable to ordinary equity holders of the parent	695	2,072

	m	m
Basic weighted average number of shares in issue	17,294	17,178
Number of potential ordinary shares	319	200
Diluted weighted average number of shares	17,613	17,378

	p	p
Basic earnings per ordinary share	4.0	12.1
Diluted earnings per ordinary share	3.9	11.9

9.
Dividends on ordinary shares

In response to a request from the PRA, and to preserve additional capital for use in serving Barclays customers and clients through the extraordinary challenges presented by the COVID-19 pandemic, the Board agreed to cancel the 6.0p per ordinary share full year 2019 dividend. The Board also decided that for 2020 Barclays would suspend its current capital returns policy and accordingly will not undertake any interim ordinary share dividend payments, regulatory accruals of ordinary share dividends, or share buybacks. The Board will decide on future dividends and its capital returns policy at year-end 2020.

	Half year ended 30.06.20		Half year ended 30.06.19
	Per share	Total	Per share	Total
Dividends paid during the period	p	£m	p	£m
Full year dividend paid during period	-	-	4.0	684

10. Derivative financial instruments
	Contract notional amount	Fair value
		Assets	Liabilities
As at 30.06.20	£m	£m	£m
Foreign exchange derivatives	5,730,348	67,755	(68,502)
Interest rate derivatives	44,652,771	199,378	(191,435)
Credit derivatives	906,573	6,739	(6,955)
Equity and stock index and commodity derivatives	1,072,400	33,186	(40,120)
Derivative assets/(liabilities) held for trading	52,362,092	307,058	(307,012)

Derivatives in hedge accounting relationships
Derivatives designated as cash flow hedges	57,497	55	(10)
Derivatives designated as fair value hedges	126,692	145	(822)
Derivatives designated as hedges of net investments	709	-	(47)
Derivative assets/(liabilities) designated in hedge accounting relationships	184,898	200	(879)

Total recognised derivative assets/(liabilities)	52,546,990	307,258	(307,891)

As at 31.12.19
Foreign exchange derivatives	4,999,865	56,576	(57,021)
Interest rate derivatives	35,098,216	142,325	(135,759)
Credit derivatives	825,516	8,215	(8,086)
Equity and stock index and commodity derivatives	1,187,513	21,947	(27,751)
Derivative assets/(liabilities) held for trading	42,111,110	229,063	(228,617)

Derivatives in hedge accounting relationships
Derivatives designated as cash flow hedges	67,773	7	(1)
Derivatives designated as fair value hedges	112,457	136	(586)
Derivatives designated as hedges of net investments	1,145	30	-
Derivative assets/(liabilities) designated in hedge accounting relationships	181,375	173	(587)

Total recognised derivative assets/(liabilities)	42,292,485	229,236	(229,204)

The IFRS netting posted against derivative assets was £67bn including £8bn of cash collateral netted (December 2019: £37bn including £4bn cash collateral netted) and £67bn for liabilities including £11bn of cash collateral netted (December 2019: £37bn including £5bn of cash collateral netted). Derivative asset exposures would be £283bn (December 2019: £209bn) lower than reported under IFRS if netting were permitted for assets and liabilities with the same counterparty or for which the Group holds cash collateral of £46bn (December 2019: £33bn). Similarly, derivative liabilities would be £286bn (December 2019: £212bn) lower reflecting counterparty netting and cash collateral placed of £49bn (December 2019: £36bn). In addition, non-cash collateral of £5bn (December 2019: £6bn) was held in respect of derivative assets and £4bn (December 2019: £3bn) was placed in respect of derivative liabilities. Collateral amounts are limited to net on balance sheet exposure so as to not include over-collateralisation.

11.
Fair value of financial instruments

This section should be read in conjunction with Note 17, Fair value of financial instruments of the Barclays PLC Annual Report 2019 and Note 1, Basis of preparation on page 63, which provides more detail about accounting policies adopted, valuation methodologies used in calculating fair value and the valuation control framework which governs oversight of valuations. There have been no changes in the accounting policies adopted or the valuation methodologies used.

Valuation

The following table shows the Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

	Valuation technique using
	Quoted market prices	Observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
As at 30.06.20	£m	£m	£m	£m
Trading portfolio assets	49,460	57,524	3,078	110,062
Financial assets at fair value through the income statement	1,877	148,046	9,052	158,975
Derivative financial instruments	8,761	290,749	7,748	307,258
Financial assets at fair value through other comprehensive income	20,657	58,760	347	79,764
Investment property	-	-	10	10
Total assets	80,755	555,079	20,235	656,069

Trading portfolio liabilities	(32,411)	(19,195)	-	(51,606)
Financial liabilities designated at fair value	(123)	(220,968)	(369)	(221,460)
Derivative financial instruments	(8,445)	(290,514)	(8,932)	(307,891)
Total liabilities	(40,979)	(530,677)	(9,301)	(580,957)

As at 31.12.19
Trading portfolio assets	60,352	51,579	2,264	114,195
Financial assets at fair value through the income statement	10,445	114,141	8,500	133,086
Derivative financial instruments	5,439	220,642	3,155	229,236
Financial assets at fair value through other comprehensive income	18,755	46,566	429	65,750
Investment property	-	-	13	13
Total assets	94,991	432,928	14,361	542,280

Trading portfolio liabilities	(20,977)	(15,939)	-	(36,916)
Financial liabilities designated at fair value	(82)	(203,882)	(362)	(204,326)
Derivative financial instruments	(5,305)	(219,910)	(3,989)	(229,204)
Total liabilities	(26,364)	(439,731)	(4,351)	(470,446)

The following table shows the Group’s Level 3 assets and liabilities that are held at fair value disaggregated by product type:

	As at 30.06.20		As at 31.12.19
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m
Interest rate derivatives	4,153	(3,772)	605	(812)
Foreign exchange derivatives	655	(588)	291	(298)
Credit derivatives	193	(456)	539	(342)
Equity derivatives	2,730	(4,099)	1,711	(2,528)
Commodity derivatives	17	(17)	9	(9)
Corporate debt	516	-	521	-
Reverse repurchase and repurchase agreements	-	(175)	-	(167)
Non-asset backed loans	8,271	-	6,811	-
Asset backed securities	740	-	756	-
Equity cash products	1,146	-	1,228	-
Private equity investments	880	(15)	899	(19)
Other1	934	(179)	991	(176)
Total	20,235	(9,301)	14,361	(4,351)

1	Other includes commercial real estate loans, funds and fund-linked products, asset backed loans, issued debt, commercial paper, government sponsored debt and investment property.

Assets and liabilities reclassified between Level 1 and Level 2

During the period, there were no material transfers between Level 1 and Level 2 (period ended December 2019: no material transfers between Level 1 and Level 2).

Level 3 movement analysis.

The following table summarises the movements in the balances of Level 3 assets and liabilities during the period. The table shows gains and losses and includes amounts for all financial assets and liabilities that are held at fair value transferred to and from Level 3 during the period. Transfers have been reflected as if they had taken place at the beginning of the year

Asset and liability moves between Level 2 and Level 3 are primarily due to i) an increase or decrease in observable market activity related to an input or ii) a change in the significance of the unobservable input, with assets and liabilities classified as Level 3 if an unobservable input is deemed significant.

Level 3 movement analysis
	As at 01.01.20	Purchases	Sales	Issues	Settle- ments	Total gains and losses in the period recognised in the income statement		Total gains or losses recognised in OCI	Transfers		As at 30.06.20
						Trading income	Other income		In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate debt	120	25	-	-	-	(26)	-	-	4	(17)	106
Non-asset backed loans	974	1,926	(740)	-	(4)	(111)	-	-	97	(320)	1,822
Asset backed securities	656	249	(224)	-	(76)	(12)	-	-	41	(11)	623
Equity cash products	392	2	(4)	-	-	(67)	-	-	28	(4)	347
Other	122	48	-	-	-	2	-	-	8	-	180
Trading portfolio assets	2,264	2,250	(968)	-	(80)	(214)	-	-	178	(352)	3,078

Non-asset backed loans	5,494	1,050	(270)	-	(410)	381	-	-	-	(58)	6,187
Equity cash products	835	14	-	-	-	(22)	(28)	-	-	-	799
Private equity investments	900	19	(6)	-	(2)	2	(44)	-	23	(12)	880
Other	1,271	1,870	(2,017)	-	(18)	(8)	64	-	24	-	1,186
Financial assets at fair value through the income statement	8,500	2,953	(2,293)	-	(430)	353	(8)	-	47	(70)	9,052

Non-asset backed loans	343	79	-	-	(157)	-	-	(3)	-	-	262
Asset backed securities	86	-	(1)	-	-	1	-	(1)	-	-	85
Assets at fair value through other comprehensive income	429	79	(1)	-	(157)	1	-	(4)	-	-	347

Investment property	13	-	(1)	-	-	-	(2)	-	2	(2)	10

Trading portfolio liabilities	-	-	-	-	-	-	-	-	-	-	-

Issued debt	(146)	-	-	(3)	-	-	-	-	(22)	14	(157)
Other	(216)	-	1	-	-	(10)	2	-	-	11	(212)
Financial liabilities designated at fair value	(362)	-	1	(3)	-	(10)	2	-	(22)	25	(369)

Interest rate derivatives	(206)	18	-	-	10	268	1	-	300	(10)	381
Foreign exchange derivatives	(7)	-	-	-	(12)	89	-	-	5	(8)	67
Credit derivatives	198	(258)	11	-	(376)	151	1	-	2	8	(263)
Equity derivatives	(819)	(448)	(1)	-	17	(90)	-	-	(5)	(23)	(1,369)
Commodity derivatives	-	-	-	-	-	-	-	-	-	-	-
Net derivative financial instruments1	(834)	(688)	10	-	(361)	418	2	-	302	(33)	(1,184)

Total	10,010	4,594	(3,252)	(3)	(1,028)	548	(6)	(4)	507	(432)	10,934

1	Derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets were £7,748m and derivative financial liabilities were £8,932m.

Level 3 movement analysis
	As at 01.01.19	Purchases	Sales	Issues	Settle- ments	Total gains and losses in the period recognised in the income statement		Transfers		As at 30.06.19
						Trading income	Other income	In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government and government sponsored debt	14	2	-	-	-	-	-	-	(14)	2
Corporate debt	388	70	(24)	-	(31)	14	-	32	(74)	375
Non-asset backed loans	2,263	1,235	(1,260)	-	(19)	12	-	19	(90)	2,160
Asset backed securities	664	81	(127)	-	-	5	-	16	(29)	610
Equity cash products	136	48	(13)	-	-	(2)	-	116	(20)	265
Other	148	-	-	-	(1)	(10)	-	-	(1)	136
Trading portfolio assets	3,613	1,436	(1,424)	-	(51)	19	-	183	(228)	3,548

Non-asset backed loans	5,688	2	-	-	(295)	248	-	-	(9)	5,634
Equity cash products	559	9	-	-	(10)	4	178	-	-	740
Private equity investments	1,071	21	(73)	-	(1)	-	43	-	(148)	913
Other	2,064	2,334	(2,619)	-	(2)	17	9	24	(840)	987
Financial assets at fair value through the income statement	9,382	2,366	(2,692)	-	(308)	269	230	24	(997)	8,274

Non-asset backed loans	353	48	-	-	(55)	-	-	-	(218)	128
Asset backed securities	-	40	-	-	-	-	-	-	-	40
Equity cash products	2	-	-	-	-	-	-	-	-	2
Financial assets at fair value through other comprehensive income	355	88	-	-	(55)	-	-	-	(218)	170

Investment property	9	-	-	-	-	-	(1)	-	-	8

Trading portfolio liabilities	(3)	-	-	-	-	2	-	(5)	-	(6)

Certificates of deposit, commercial paper and other money market instruments	(10)	-	-	-	1	-	(1)	(11)	-	(21)
Issued debt	(251)	-	-	(16)	1	5	-	(3)	1	(263)
Other	(19)	-	-	-	-	-	(1)	-	-	(20)
Financial liabilities designated at fair value	(280)	-	-	(16)	2	5	(2)	(14)	1	(304)

Interest rate derivatives	22	(3)	-	-	76	116	-	(107)	145	249
Foreign exchange derivatives	7	-	-	-	(12)	(41)	-	(51)	17	(80)
Credit derivatives	1,050	(63)	4	-	(3)	86	-	2	3	1,079
Equity derivatives	(607)	(122)	(5)	-	23	89	-	(16)	292	(346)
Net derivative financial instruments1	472	(188)	(1)	-	84	250	-	(172)	457	902

Total	13,548	3,702	(4,117)	(16)	(328)	545	227	16	(985)	12,592

1	Derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets were £5,701m and derivative financial liabilities were £4,799m.

Unrealised gains and losses on Level 3 financial assets and liabilities

The following table discloses the unrealised gains and losses recognised in the period arising on Level 3 financial assets and liabilities held at the period end.

	Half year ended 30.06.20				Half year ended 30.06.19
	Income statement		Other compre- hensive income	Total	Income statement		Other compre- hensive income	Total
	Trading income	Other income			Trading income	Other income
	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	(177)	-	-	(177)	21	-	-	21
Financial assets at fair value through the income statement	397	(53)	-	344	253	205	-	458
Financial assets at fair value through other comprehensive income	-	-	(2)	(2)	-	-	-	-
Investment properties	-	(2)	-	(2)	-	(1)	-	(1)
Trading portfolio liabilities	-	-	-	-	2	-	-	2
Financial liabilities designated at fair value	(16)	(1)	-	(17)	6	-	-	6
Net derivative financial instruments	248	-	-	248	212	-	-	212
Total	452	(56)	(2)	394	494	204	-	698

Valuation techniques and sensitivity analysis

Sensitivity analysis is performed on products with significant unobservable inputs (Level 3) to generate a range of reasonably possible alternative valuations. The sensitivity methodologies applied take account of the nature of valuation techniques used, as well as the availability and reliability of observable proxy and historical data and the impact of using alternative models.

Current year valuation and sensitivity methodologies are consistent with those described within Note 17, Fair value of financial instruments in the Barclays PLC Annual Report 2019.

Sensitivity analysis of valuations using unobservable inputs

	As at 30.06.20				As at 31.12.19
	Favourable changes		Unfavourable changes		Favourable changes		Unfavourable changes
	Income statement	Equity	Income statement	Equity	Income statement	Equity	Income statement	Equity
	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate derivatives	138	-	(255)	-	44	-	(127)	-
Foreign exchange derivatives	7	-	(11)	-	5	-	(7)	-
Credit derivatives	127	-	(109)	-	73	-	(47)	-
Equity derivatives	151	-	(158)	-	114	-	(119)	-
Commodity derivatives	-	-	-	-	-	-	-	-
Corporate debt	23	-	(23)	-	11	-	(16)	-
Non-asset backed loans	253	4	(558)	(4)	214	8	(492)	(8)
Equity cash products	164	-	(206)	-	123	-	(175)	-
Private equity investments	236	-	(269)	-	205	-	(235)	-
Other1	2	-	(2)	-	1	-	(1)	-
Total	1,101	4	(1,591)	(4)	790	8	(1,219)	(8)

1	Derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets were £5,701m and derivative financial liabilities were £4,799m.
1	Other includes commercial real estate loans, funds and fund-linked products, asset backed loans, issued debt, commercial paper, government sponsored debt and investment property.

The effect of stressing unobservable inputs to a range of reasonably possible alternatives, alongside considering the impact of using alternative models, would be to increase fair values by up to £1,105m (December 2019: £798m) or to decrease fair values by up to £1,595m (December 2019: £1,227m) with substantially all the potential effect impacting profit and loss rather than reserves.

Significant unobservable inputs

The valuation techniques and significant unobservable inputs for assets and liabilities recognised at fair value and classified as Level 3 are consistent with Note 17, Fair value of financial instruments in the Barclays PLC Annual Report 2019. The description of the significant unobservable inputs and the sensitivity of fair value measurement of the instruments categorised as Level 3 assets or liabilities to increases in significant unobservable inputs is also found in Note 17, Fair value of financial instruments of the Barclays PLC Annual Report 2019.

Fair value adjustments

Key balance sheet valuation adjustments are quantified below:

	As at	As at
	30.06.20	31.12.19
	£m	£m
Exit price adjustments derived from market bid-offer spreads	(575)	(429)
Uncollateralised derivative funding	(181)	(57)
Derivative credit valuation adjustments	(378)	(135)
Derivative debit valuation adjustments	149	155

●	Exit price adjustments derived from market bid-offer spreads increased by £146m to £575m as a result of movements in market bid offer spreads
●	Uncollateralised derivative funding increased by £124m to £181m as a result of widening input funding spreads and an update to methodology
●	Derivative credit valuation adjustments increased by £243m to £378m as a result of widening input counterparty credit spreads
●	Derivative debit valuation adjustments decreased by £6m to £149m as a result of widening input Barclays Bank PLC credit spreads and an update to methodology

Portfolio exemption

The Group uses the portfolio exemption in IFRS 13, Fair Value Measurement to measure the fair value of groups of financial assets and liabilities. Instruments are measured using the price that would be received to sell a net long position (i.e. an asset) for a particular risk exposure or to transfer a net short position (i.e. a liability) for a particular risk exposure in an orderly transaction between market participants at the balance sheet date under current market conditions. Accordingly, the Group measures the fair value of the group of financial assets and liabilities consistently with how market participants would price the net risk exposure at the measurement date.

Unrecognised gains as a result of the use of valuation models using unobservable inputs

The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, is £114m (December 2019: £113m) for financial instruments measured at fair value and £254m (December 2019: £255m) for financial instruments carried at amortised cost. There are additions of £12m (December 2019: £41m) and amortisation and releases of £11m (December 2019: £69m) for financial instruments measured at fair value and additions of £6m (December 2019: £7m) and amortisation and releases of £7m (December 2019: £14m) for financial instruments carried at amortised cost.

Third party credit enhancements

Structured and brokered certificates of deposit issued by the Group are insured up to $250,000 per depositor by the Federal Deposit Insurance Corporation (FDIC) in the United States. The FDIC is funded by premiums that Barclays and other banks pay for deposit insurance coverage. The carrying value of these issued certificates of deposit that are designated under the IFRS 9 fair value option includes this third party credit enhancement. The on balance sheet value of these brokered certificates of deposit amounted to £3,162m (December 2019: £3,218m).

Comparison of carrying amounts and fair values for assets and liabilities not held at fair value

Valuation methodologies employed in calculating the fair value of financial assets and liabilities measured at amortised cost are consistent with the Barclays PLC Annual Report 2019 disclosure.

The following table summarises the fair value of financial assets and liabilities measured at amortised cost on the Group’s balance sheet.

	As at 30.06.20		As at 31.12.19
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets	£m	£m	£m	£m
Loans and advances at amortised cost	354,912	353,369	339,115	337,510
Reverse repurchase agreements and other similar secured lending	22,224	22,224	3,379	3,379

Financial liabilities
Deposits at amortised cost	(466,913)	(466,986)	(415,787)	(415,807)
Repurchase agreements and other similar secured borrowing	(19,144)	(19,144)	(14,517)	(14,517)
Debt securities in issue	(103,970)	(104,576)	(76,369)	(78,512)
Subordinated liabilities	(19,886)	(21,422)	(18,156)	(18,863)

12. Loans and advances and deposits at amortised cost
	As at	As at
	30.06.20	31.12.19
	£m	£m
Loans and advances at amortised cost to banks	10,013	9,624
Loans and advances at amortised cost to customers	320,582	311,739
Debt securities at amortised cost	24,317	17,752
Total loans and advances at amortised cost	354,912	339,115

Deposits at amortised cost from banks	17,390	15,402
Deposits at amortised cost from customers	449,523	400,385
Total deposits at amortised cost	466,913	415,787

13. Subordinated liabilities
	Half year ended	Year ended
	30.06.20	31.12.19
	£m	£m
Opening balance as at 1 January	18,156	20,559
Issuances	580	1,352
Redemptions	(296)	(3,248)
Other	1,446	(507)
Closing balance	19,886	18,156

Issuances of £580m comprises £500m 3.75% Fixed Rate Resetting Subordinated Callable Notes issued externally by Barclays PLC and £80m USD Floating Rate Notes issued externally by a Barclays subsidiary.

Redemptions of £296m comprises £266m USD Floating Rate Notes and £30m USD Fixed Rate Notes issued externally by Barclays subsidiaries.

Other movements predominantly include foreign exchange movements and fair value hedge adjustments.

14. Provisions
	As at	As at
	30.06.20	31.12.19
	£m	£m
PPI redress	774	1,155
Other customer redress	372	420
Legal, competition and regulatory matters	269	376
Redundancy and restructuring	104	143
Undrawn contractually committed facilities and guarantees	741	322
Onerous contracts	23	42
Sundry provisions	329	306
Total	2,612	2,764

PPI redress

As at 30 June 2020, Barclays had recognised cumulative provisions totalling £11bn (December 2019: £11bn). Utilisation of the cumulative provisions to date is £10.2bn (December 2019: £9.8bn), leaving a residual provision of £0.8bn (December 2019: £1.2bn). This represents Barclays best estimate as at 30 June 2020 based on the information available.

The current provision reflects the estimated cost of PPI redress attributable to claims and information requests from customers, Claims Management Companies and the Official Receiver in relation to bankrupt individuals.

Q3 2019 saw an exceptional level of claims and information requests received in advance of the complaint deadline of 29 August 2019. All the items outstanding at Q3 2019, greater than two million in total, have now been processed into Barclays’ systems. 70% of these have been resolved including invalid items.

It is possible that the eventual cumulative provision will differ from the current estimate. The table below shows the predicted level of valid claims and the impact of a 1% increase or decrease in the percentage of valid volumes on the outstanding claims at 30 June 2020:

Validity assumptions1	Total volumes assumed valid2	Sensitivity on the remaining volumes
	%	£m
Claims received	21%	1% = £3m
Information requests received	7%	1% = £2m

Final agreement has yet to be reached in relation to claims received from the Official Receiver, however we do not expect any further exposure from these claims to be material in the context of the total provision.

1
Total valid claims and information requests received, excluding those for which no PPI policy exists, claims from the Official Receiver in relation to bankrupt individuals and responses to proactive mailing. The sensitivity has been calculated to show the impact a 1% increase or decrease in the volume of unresolved valid claims would have on the provision level.

2	Based on the observed data from September 2019 to June 2020.

15.
Retirement benefits

As at 30 June 2020, the Group’s IAS 19 pension surplus across all schemes was £2.5bn (December 2019: £1.8bn). The UK Retirement Fund (UKRF), which is the Group’s main scheme, had an IAS 19 pension surplus of £2.8bn (December 2019: £2.1bn). The movement for the UKRF was driven by higher than assumed asset returns and lower than expected long-term price inflation, partially offset by a decrease in the discount rate.

UKRF funding valuations

The last triennial actuarial valuation of the UKRF had an effective date of 30 September 2019 and was completed in February 2020. This valuation showed a funding deficit of £2.3bn and a funding level of 94.0%. A revised deficit recovery plan was agreed with deficit reduction contributions required from Barclays Bank PLC of £500m in 2019, £500m in 2020, £700m in 2021, £294m in 2022 and £286m in 2023. The deficit reduction contributions are in addition to the regular contributions to meet the Group’s share of the cost of benefits accruing over each year.

On 12 June 2020, Barclays Bank PLC paid the £500m deficit reduction contribution agreed for 2020 and at the same time the UKRF subscribed for non-transferrable listed senior fixed rate notes for £750m, backed by UK gilts (the Senior Notes). These Senior Notes entitle the UKRF to semi-annual coupon payments for five years, and full repayment in cash in three equal tranches in 2023, 2024, and at final maturity in 2025. The Senior Notes were issued by Heron Issuer Number 2 Limited (Heron 2), an entity that is consolidated within the Group under IFRS 10. As a result of the investment in Senior Notes, the regulatory capital impact of the £500m deficit reduction contribution paid on 12 June 2020 takes effect in 2023, 2024 and 2025 on maturity of the notes. The £250m additional investment by the UKRF in the Senior Notes has a positive capital impact in 2020 which is reduced equally in 2023, 2024 and 2025 on the maturity of the notes. Heron 2 acquired a total of £750m of gilts from Barclays Bank PLC for cash to support payments on the Senior Notes.

The next triennial actuarial valuation of the UKRF is due to be completed in 2023 with an effective date of 30 September 2022.

16.
Called up share capital

Called up share capital comprised 17,345m (December 2019: 17,322m) ordinary shares of 25p each. The increase was due to the issuance of shares under employee share schemes.

	Ordinary share capital	Share premium	Total share capital and share premium
Half year ended 30.06.20	£m	£m	£m
Opening balance as at 1 January	4,331	263	4,594
Movement	5	21	26
Closing balance	4,336	284	4,620

17. Other equity instruments
	Half year ended	Year ended
	30.06.20	31.12.19
	£m	£m
Opening balance as at 1 January	10,871	9,632
Issuances	-	3,500
Redemptions	-	(2,262)
Other	-	1
Closing balance	10,871	10,871

Other equity instruments of £10,871m (December 2019: £10,871m) include AT1 securities issued by Barclays PLC. There have been no issuances or redemptions in the period.

The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under prevailing capital rules applicable as at the relevant issue date. AT1 securities are undated and are redeemable, at the option of Barclays PLC, in whole at the initial call date, or on any fifth anniversary after the initial call date. In addition, the AT1 securities are redeemable, at the option of Barclays PLC, in whole in the event of certain changes in the tax or regulatory treatment of the securities. Any redemptions require the prior consent of the PRA.

All Barclays PLC AT1 securities will be converted into ordinary shares of Barclays PLC, at a pre-determined price, should the fully loaded CET1 ratio of the Group fall below 7%.

18. Other reserves
	As at	As at
	30.06.20	31.12.19
	£m	£m
Currency translation reserve	4,564	3,344
Fair value through other comprehensive income reserve	(565)	(187)
Cash flow hedging reserve	1,914	1,002
Own credit reserve	123	(373)
Other reserves and treasury shares	960	974
Total	6,996	4,760

Currency translation reserve

The currency translation reserve represents the cumulative gains and losses on the retranslation of the Group’s net investment in foreign operations, net of the effects of hedging.

As at 30 June 2020, there was a credit balance of £4,564m (December 2019: £3,344m credit) in the currency translation reserve. The £1,220m credit movement principally reflects the strengthening of period end USD exchange rate against GBP.

Fair value through other comprehensive income reserve

The fair value through other comprehensive income reserve represents the unrealised change in the fair value through other comprehensive income investments since initial recognition.

As at 30 June 2020, there was a debit balance of £565m (December 2019: £187m debit) in the fair value through other comprehensive income reserve. The loss of £378m is principally driven by a loss of £515m due to a decrease in the Absa Group Limited share price and £150m of net gains transferred to the income statement. This is partially offset by a gain of £307m from the increase in fair value of bonds due to decreasing bond yields.

Cash flow hedging reserve

The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.

As at 30 June 2020, there was a credit balance of £1,914m (December 2019: £1,002m credit) in the cash flow hedging reserve. The increase of £912m principally reflects a £1,458m increase in the fair value of interest rate swaps held for hedging purposes as major interest rate forward curves decreased. This is partially offset by £197m of gains transferred to the income statement and a tax charge of £358m.

Own credit reserve

The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities at fair value. Amounts in the own credit reserve are not recycled to profit or loss in future periods.

As at 30 June 2020, there was a credit balance of £123m (December 2019: £373m debit) in the own credit reserve. The movement of £496m principally reflects a £845m gain from the widening of Barclays’ funding spreads. This is partially offset by other activity of £209m and a tax charge of £144m.

Other reserves and treasury shares

Other reserves relate to redeemed ordinary and preference shares issued by the Group. Treasury shares relate to Barclays PLC shares held principally in relation to the Group’s various share schemes.

As at 30 June 2020, there was a credit balance of £960m (December 2019: £974m credit) in other reserves and treasury shares. The decrease of £14m is due to an increase in treasury shares held in relation to employee share schemes.

19. Contingent liabilities and commitments
	As at	As at
	30.06.20	31.12.19
Contingent liabilities	£m	£m
Guarantees and letters of credit pledged as collateral security	16,225	17,606
Performance guarantees, acceptances and endorsements	6,739	6,921
Total	22,964	24,527

Commitments
Documentary credits and other short-term trade related transactions	1,162	1,291
Standby facilities, credit lines and other commitments	332,969	333,164
Total	334,131	334,455

In addition to the above, Note 20, Legal, competition and regulatory matters details out further contingent liabilities where it is not practicable to disclose an estimate of the potential financial effect on Barclays.

20.
Legal, competition and regulatory matters

Members of the Group face legal, competition and regulatory challenges, many of which are beyond our control. The extent of the impact of these matters cannot always be predicted but may materially impact our operations, financial results, condition and prospects. Matters arising from a set of similar circumstances can give rise to either a contingent liability or a provision, or both, depending on the relevant facts and circumstances.

The recognition of provisions in relation to such matters involves critical accounting estimates and judgments in accordance with the relevant accounting policies as described in Note 14, Provisions. We have not disclosed an estimate of the potential financial impact or effect on the Group of contingent liabilities where it is not currently practicable to do so. Various matters detailed in this note seek damages of an unspecified amount. While certain matters specify the damages claimed, such claimed amounts do not necessarily reflect the Group’s potential financial exposure in respect of those matters.

Matters are ordered under headings corresponding to the financial statements in which they are disclosed.

1.
Barclays PLC and Barclays Bank PLC

Investigations into certain advisory services agreements and other matters and civil action

FCA proceedings

In 2008, Barclays Bank PLC and Qatar Holdings LLC entered into two advisory service agreements (the Agreements). The Financial Conduct Authority (FCA) conducted an investigation into whether the Agreements may have related to Barclays PLC’s capital raisings in June and November 2008 (the Capital Raisings) and therefore should have been disclosed in the announcements or public documents relating to the Capital Raisings. In 2013, the FCA issued warning notices (the Notices) finding that Barclays PLC and Barclays Bank PLC acted recklessly and in breach of certain disclosure-related listing rules, and that Barclays PLC was also in breach of Listing Principle 3. The financial penalty provided in the Notices is £50m. Barclays PLC and Barclays Bank PLC continue to contest the findings. Following the conclusion of the Serious Fraud Office (SFO) proceedings against certain former Barclays executives resulting in their acquittals, the FCA proceedings, which were stayed, have resumed. All charges brought by the SFO against Barclays PLC and Barclays Bank PLC in relation to the Agreements were dismissed in 2018.

Civil action

PCP Capital Partners LLP and PCP International Finance Limited (PCP) are seeking damages of approximately £1.6bn from Barclays Bank PLC for fraudulent misrepresentation and deceit, arising from alleged statements made by Barclays Bank PLC to PCP in relation to the terms on which securities were to be issued to potential investors, allegedly including PCP, in the November 2008 capital raising. Barclays Bank PLC is defending the claim and trial commenced in June 2020.

Investigations into LIBOR and other benchmarks and related civil actions

Regulators and law enforcement agencies, including certain competition authorities, from a number of governments have conducted investigations relating to Barclays Bank PLC’s involvement in allegedly manipulating certain financial benchmarks, such as LIBOR. The SFO has closed its investigation with no action to be taken against the Group. Various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group and other banks in relation to the alleged manipulation of LIBOR and/or other benchmarks. Certain actions remain pending.

USD LIBOR civil actions

The majority of the USD LIBOR cases, which have been filed in various US jurisdictions, have been consolidated for pre-trial purposes in the US District Court in the Southern District of New York (SDNY). The complaints are substantially similar and allege, among other things, that Barclays PLC, Barclays Bank PLC, Barclays Capital Inc. (BCI) and other financial institutions individually and collectively violated provisions of the US Sherman Antitrust Act (Antitrust Act), the US Commodity Exchange Act (CEA), the US Racketeer Influenced and Corrupt Organizations Act (RICO), the Securities Exchange Act of 1934 and various state laws by manipulating USD LIBOR rates.

Putative class actions and individual actions seek unspecified damages with the exception of three lawsuits, in which the plaintiffs are seeking a combined total of approximately $900m in actual damages and additional punitive damages against all defendants, including Barclays Bank PLC. Some of the lawsuits also seek trebling of damages under the Antitrust Act and RICO. Barclays has previously settled certain claims. Two of the class action settlements where Barclays has paid $20m and $7.1m, respectively, remain subject to final court approval and/or the right of class members to opt out of the settlement to file their own claims.

Sterling LIBOR civil actions

In 2016, two putative class actions filed in the SDNY against Barclays Bank PLC, BCI and other Sterling LIBOR panel banks alleging, among other things, that the defendants manipulated the Sterling LIBOR rate in violation of the Antitrust Act, CEA and RICO, were consolidated. The defendants’ motion to dismiss the claims was granted in December 2018. The plaintiffs have appealed the dismissal.

Japanese Yen LIBOR civil actions

In 2012, a putative class action was filed in the SDNY against Barclays Bank PLC and other Japanese Yen LIBOR panel banks by a lead plaintiff involved in exchange-traded derivatives and members of the Japanese Bankers Association’s Euroyen Tokyo Interbank Offered Rate (Euroyen TIBOR) panel. The complaint alleges, among other things, manipulation of the Euroyen TIBOR and Yen LIBOR rates and breaches of the CEA and the Antitrust Act. In 2014, the court dismissed the plaintiff’s antitrust claims in full, but the plaintiff’s CEA claims remain pending.

In 2015, a second putative class action, making similar allegations to the above class action, was filed in the SDNY against Barclays PLC, Barclays Bank PLC and BCI. In 2017, this action was dismissed in full and the plaintiffs appealed the dismissal. The appellate court reversed the dismissal and the matter has been remanded to the lower court.

SIBOR/SOR civil action

In 2016, a putative class action was filed in the SDNY against Barclays PLC, Barclays Bank PLC, BCI and other defendants, alleging manipulation of the Singapore Interbank Offered Rate (SIBOR) and Singapore Swap Offer Rate (SOR). In October 2018, the court dismissed all claims against Barclays PLC, Barclays Bank PLC and BCI. The plaintiffs have appealed the dismissal.

ICE LIBOR civil actions

In 2019, several putative class actions have been filed in the SDNY against Barclays PLC, Barclays Bank PLC, BCI, other financial institution defendants and Intercontinental Exchange Inc. and certain of its affiliates (ICE), asserting antitrust claims that defendants manipulated USD LIBOR through defendants’ submissions to ICE. These actions have been consolidated. The defendants’ motion to dismiss was granted in March 2020. The plaintiffs have appealed the dismissal.

Non-US benchmarks civil actions

Legal proceedings (which include the claims referred to below in ‘Local authority civil actions concerning LIBOR’) have been brought or threatened against Barclays Bank PLC (and, in certain cases, Barclays Bank UK PLC) in the UK in connection with alleged manipulation of LIBOR, EURIBOR and other benchmarks. Proceedings have also been brought in a number of other jurisdictions in Europe and Israel. Additional proceedings in other jurisdictions may be brought in the future.

Foreign Exchange investigations and related civil actions

In 2015, the Group reached settlements totalling approximately $2.38bn with various US federal and state authorities and the FCA in relation to investigations into certain sales and trading practices in the Foreign Exchange market. Under the related plea agreement with the US Department of Justice (DoJ), which received final court approval in January 2017, the Group agreed to a term of probation of three years, which expired in January 2020. The Group also continues to provide relevant information to certain authorities.

The European Commission is one of a number of authorities still conducting an investigation into certain trading practices in Foreign Exchange markets. The European Commission announced two settlements in May 2019 and the Group paid penalties totalling approximately €210m. In June 2019, the Swiss Competition Commission announced two settlements and the Group paid penalties totalling approximately CHF 27m. The financial impact of the ongoing matters is not expected to be material to the Group’s operating results, cash flows or financial position.

A number of individuals and corporates in a range of jurisdictions have also threatened or brought civil actions against the Group and other banks in relation to alleged manipulation of Foreign Exchange markets, and may do so in the future. Certain actions remain pending.

FX opt out civil action

In 2018, Barclays Bank PLC and BCI settled a consolidated action filed in the SDNY, alleging manipulation of Foreign Exchange markets (Consolidated FX Action), for a total amount of $384m. Also in 2018, a group of plaintiffs who opted out of the Consolidated FX Action filed a complaint in the SDNY against Barclays PLC, Barclays Bank PLC, BCI and other defendants. Some of the plaintiff’s claims were dismissed in May 2020.

Retail basis civil action

In 2015, a putative class action was filed against several international banks, including Barclays PLC and BCI, on behalf of a proposed class of individuals who exchanged currencies on a retail basis at bank branches (Retail Basis Claims). The SDNY has ruled that the Retail Basis Claims are not covered by the settlement agreement in the Consolidated FX Action. The Court subsequently dismissed all Retail Basis Claims against the Group and all other defendants. The plaintiffs have filed an amended complaint.

State law FX civil action

In 2017, the SDNY dismissed consolidated putative class actions brought under federal and various state laws on behalf of proposed classes of (i) stockholders of Exchange Traded Funds and others who purportedly were indirect investors in FX instruments, and (ii) investors who traded FX instruments through FX dealers or brokers not alleged to have manipulated Foreign Exchange Rates. Barclays Bank PLC and BCI have settled the claim, which is subject to court approval.

Non-US FX civil actions

In addition to the actions described above, legal proceedings have been brought or are threatened against Barclays PLC, Barclays Bank PLC, BCI and Barclays Execution Services Limited (BX) in connection with alleged manipulation of Foreign Exchange in the UK, a number of other jurisdictions in Europe, Israel and Australia and additional proceedings may be brought in the future.

Metals investigations and related civil actions

Barclays Bank PLC previously provided information to the DoJ, the US Commodity Futures Trading Commission and other authorities in connection with investigations into metals and metals-based financial instruments.

A number of US civil complaints, each on behalf of a proposed class of plaintiffs, have been consolidated and transferred to the SDNY. The complaints allege that Barclays Bank PLC and other members of The London Gold Market Fixing Ltd. manipulated the prices of gold and gold derivative contracts in violation of US antitrust and other federal laws. This consolidated putative class action remains pending. A separate US civil complaint by a proposed class of plaintiffs against a number of banks, including Barclays Bank PLC, BCI and BX, alleging manipulation of the price of silver in violation of the CEA, the Antitrust Act and state antitrust and consumer protection laws, has been dismissed as against the Barclays entities. The plaintiffs have the option to seek the court’s permission to appeal.

Civil actions have also been filed in Canadian courts against Barclays PLC, Barclays Bank PLC, Barclays Capital Canada Inc. and BCI on behalf of proposed classes of plaintiffs alleging manipulation of gold and silver prices.

US residential mortgage related civil actions

There are various pending civil actions relating to US Residential Mortgage-Backed Securities (RMBS), including four actions arising from unresolved repurchase requests submitted by Trustees for certain RMBS, alleging breaches of various loan-level representations and warranties (R&Ws) made by Barclays Bank PLC and/or a subsidiary acquired in 2007 (the Acquired Subsidiary). The unresolved repurchase requests received as at 31 December 2019 had an original unpaid principal balance of approximately $2.1bn. The Trustees have also alleged that the relevant R&Ws may have been breached with respect to a greater (but unspecified) amount of loans than previously stated in the unresolved repurchase requests.

These repurchase actions are ongoing. In one repurchase action, the New York Court of Appeals held that claims related to certain R&Ws are time-barred. Barclays Bank PLC has reached a settlement to resolve two of the repurchase actions, which is subject to final court approval. The financial impact of the settlement is not expected to be material to the Group’s operating results, cash flows or financial position. The remaining two repurchase actions are pending.

Government and agency securities civil actions and related matters

Certain governmental authorities are conducting investigations into activities relating to the trading of certain government and agency securities in various markets. The Group provided information in cooperation with such investigations. Civil actions have also been filed on the basis of similar allegations, as described below.

Treasury auction securities civil actions

Consolidated putative class action complaints filed in US federal court against Barclays Bank PLC, BCI and other financial institutions under the Antitrust Act and state common law allege that the defendants (i) conspired to manipulate the US Treasury securities market and/or (ii) conspired to prevent the creation of certain platforms by boycotting or threatening to boycott such trading platforms. The defendants have filed a motion to dismiss.

In addition, certain plaintiffs have filed a related, direct action against BCI and certain other financial institutions, alleging that defendants conspired to fix and manipulate the US Treasury securities market in violation of the Antitrust Act, the CEA and state common law.

Supranational, Sovereign and Agency bonds civil actions

Civil antitrust actions have been filed in the SDNY and Federal Court of Canada in Toronto against Barclays Bank PLC, BCI, BX, Barclays Capital Securities Limited and, with respect to the civil action filed in Canada only, Barclays Capital Canada, Inc. and other financial institutions alleging that the defendants conspired to fix prices and restrain competition in the market for US dollar-denominated Supranational, Sovereign and Agency bonds.

In one of the actions filed in the SDNY, the court granted the defendants’ motion to dismiss the plaintiffs’ complaint, which the plaintiffs have appealed. The plaintiffs have voluntarily dismissed the other SDNY action.

Variable Rate Demand Obligations civil actions

Civil actions have been filed against Barclays Bank PLC and BCI and other financial institutions alleging the defendants conspired or colluded to artificially inflate interest rates set for Variable Rate Demand Obligations (VRDOs). VRDOs are municipal bonds with interest rates that reset on a periodic basis, most commonly weekly. Two actions in state court have been filed by private plaintiffs on behalf of the states of Illinois and California. Two putative class action complaints, which have been consolidated, have been filed in the SDNY.

Government bond civil actions

In a putative class action filed in the SDNY in 2019, plaintiffs alleged that BCI and certain other bond dealers conspired to fix the prices of US government sponsored entity bonds in violation of US antitrust law. BCI agreed to a settlement of $87m, which received final court approval in June 2020. Separately, various entities in Louisiana, including the Louisiana Attorney General and the City of Baton Rouge, have filed complaints against Barclays Bank PLC and other financial institutions making similar allegations as the class action plaintiffs.

In 2018, a separate putative class action against various financial institutions including Barclays PLC, Barclays Bank PLC, BCI, Barclays Bank Mexico, S.A., and certain other subsidiaries of the Group was consolidated in the SDNY. The plaintiffs asserted antitrust and state law claims arising out of an alleged conspiracy to fix the prices of Mexican Government bonds. Barclays PLC has settled the claim for $5.7m, which is subject to court approval.

BDC Finance L.L.C.

In 2008, BDC Finance L.L.C. (BDC) filed a complaint in the NY Supreme Court, demanding damages of $298m, alleging that Barclays Bank PLC had breached a contract in connection with a portfolio of total return swaps governed by an ISDA Master Agreement (collectively, the Agreement). Following a trial on certain liability issues, the court ruled in December 2018 that Barclays Bank PLC was not a defaulting party, which was affirmed on appeal. Barclays Bank PLC’s counterclaim against BDC remains pending.

In 2011, BDC’s investment advisor, BDCM Fund Adviser, L.L.C. and its parent company, Black Diamond Capital Holdings, L.L.C. also sued Barclays Bank PLC and BCI in Connecticut State Court for unspecified damages allegedly resulting from Barclays Bank PLC’s conduct relating to the Agreement, asserting claims for violation of the Connecticut Unfair Trade Practices Act and tortious interference with business and prospective business relations. This case is currently stayed.

Civil actions in respect of the US Anti-Terrorism Act

There are a number of civil actions, on behalf of more than 4,000 plaintiffs, filed in US federal courts in the US District Court in the Eastern District of New York (EDNY) and SDNY against Barclays Bank PLC and a number of other banks. The complaints generally allege that Barclays Bank PLC and those banks engaged in a conspiracy to facilitate US dollar-denominated transactions for the Government of Iran and various Iranian banks, which in turn funded acts of terrorism that injured or killed plaintiffs or plaintiffs’ family members. The plaintiffs seek to recover damages for pain, suffering and mental anguish under the provisions of the US Anti-Terrorism Act, which allow for the trebling of any proven damages.

The court granted the defendants’ motion to dismiss three actions in the EDNY. Plaintiffs have appealed in one action. The court also granted the defendants’ motion to dismiss another action in the SDNY. The remaining actions are stayed pending decisions in these cases.

Interest rate swap and credit default swap US civil actions

Barclays PLC, Barclays Bank PLC and BCI, together with other financial institutions that act as market makers for interest rate swaps (IRS) are named as defendants in several antitrust class actions which were consolidated in the SDNY in 2016. The complaints allege the defendants conspired to prevent the development of exchanges for IRS and demand unspecified money damages.

In 2018, trueEX LLC filed an antitrust class action in the SDNY against a number of financial institutions including Barclays PLC, Barclays Bank PLC and BCI based on similar allegations with respect to trueEX LLC’s development of an IRS platform. In 2017, Tera Group Inc. filed a separate civil antitrust action in the SDNY claiming that certain conduct alleged in the IRS cases also caused the plaintiff to suffer harm with respect to the Credit Default Swaps market. In November 2018 and July 2019, respectively, the court dismissed certain claims in both cases for unjust enrichment and tortious interference but denied motions to dismiss the federal and state antitrust claims, which remain pending.

Odd-lot corporate bonds antitrust class action

In 2020, BCI, together with other financial institutions, were named as defendants in a putative class action. The complaint alleges a conspiracy to boycott developing electronic trading platforms for odd-lots and price fixing. Plaintiffs demand unspecified money damages.

2.
Barclays PLC, Barclays Bank PLC and Barclays Bank UK PLC

Investigation into collections and recoveries relating to unsecured lending

Since February 2018, the FCA has been investigating whether the Group implemented effective systems and controls with respect to collections and recoveries and whether it paid due consideration to the interests of customers in default and arrears. The FCA investigation is at an advanced stage.

HM Revenue & Customs (HMRC) assessments concerning UK Value Added Tax

In 2018, HMRC issued notices that have the effect of removing certain overseas subsidiaries that have operations in the UK from Barclays’ UK VAT group, in which group supplies between members are generally free from VAT. The notices have retrospective effect and correspond to assessments of £181m (inclusive of interest), of which Barclays would expect to attribute an amount of approximately £128m to Barclays Bank UK PLC and £53m to Barclays Bank PLC. HMRC’s decision has been appealed to the First Tier Tribunal (Tax Chamber).

Local authority civil actions concerning LIBOR

Following settlement by Barclays Bank PLC of various governmental investigations concerning certain benchmark interest rate submissions referred to above in ‘Investigations into LIBOR and other benchmarks and related civil actions’, in the UK, certain local authorities have brought claims against Barclays Bank PLC (and, in certain cases, Barclays Bank UK PLC) asserting that they entered into loans in reliance on misrepresentations made by Barclays Bank PLC in respect of its conduct in relation to LIBOR. Barclays has applied to strike out the claims.

General

The Group is engaged in various other legal, competition and regulatory matters in the UK, the US and a number of other overseas jurisdictions. It is subject to legal proceedings brought by and against the Group which arise in the ordinary course of business from time to time, including (but not limited to) disputes in relation to contracts, securities, debt collection, consumer credit, fraud, trusts, client assets, competition, data management and protection, money laundering, financial crime, employment, environmental and other statutory and common law issues.

The Group is also subject to enquiries and examinations, requests for information, audits, investigations and legal and other proceedings by regulators, governmental and other public bodies in connection with (but not limited to) consumer protection measures, compliance with legislation and regulation, wholesale trading activity and other areas of banking and business activities in which the Group is or has been engaged. The Group is cooperating with the relevant authorities and keeping all relevant agencies briefed as appropriate in relation to these matters and others described in this note on an ongoing basis.

At the present time, Barclays PLC does not expect the ultimate resolution of any of these other matters to have a material adverse effect on the Group’s financial position. However, in light of the uncertainties involved in such matters and the matters specifically described in this note, there can be no assurance that the outcome of a particular matter or matters (including formerly active matters or those matters arising after the date of this note) will not be material to Barclays PLC’s results, operations or cash flow for a particular period, depending on, among other things, the amount of the loss resulting from the matter(s) and the amount of profit otherwise reported for the reporting period.

21.
Related party transactions

Related party transactions in the half year ended 30 June 2020 were similar in nature to those disclosed in the Barclays PLC Annual Report 2019. No related party transactions that have taken place in the half year ended 30 June 2020 have materially affected the financial position or the performance of the Group during this period.

22.
Barclays PLC parent company balance sheet

	As at	As at
	30.06.20	31.12.19
Assets	£m	£m
Investment in subsidiaries	61,488	59,546
Loans and advances to subsidiaries	28,254	28,850
Financial assets at fair value through the income statement	16,246	10,348
Derivative financial instruments	116	58
Other assets	37	2
Total assets	106,141	98,804

Liabilities
Deposits at amortised cost	534	500
Debt securities in issue	31,417	30,564
Subordinated liabilities	8,669	7,656
Financial liabilities designated at fair value	8,206	3,498
Other liabilities	112	119
Total liabilities	48,938	42,337

Equity
Called up share capital	4,336	4,331
Share premium account	284	263
Other equity instruments	10,865	10,865
Other reserves	394	394
Retained earnings	41,324	40,614
Total equity	57,203	56,467

Total liabilities and equity	106,141	98,804

Investment in subsidiaries

The investment in subsidiaries of £61,488m (December 2019: £59,546m) predominantly relates to investments in Barclays Bank PLC and Barclays Bank UK PLC, as well as holdings of their AT1 securities of £10,843m (December 2019: £10,843m). The increase of £1,942m during the period was predominantly driven by capital contributions into Barclays Bank PLC totalling £1,500m and Barclays Bank UK PLC totalling £220m. Barclays PLC considers the carrying value of its investment in subsidiaries to be fully recoverable.

Financial assets and liabilities designated at fair value

Financial liabilities designated at fair value of £8,206m (December 2019: £3,498m) comprises issuances during the period of $300m Zero Coupon Callable Notes, $1,750m Fixed-to-Floating Rate Senior Notes, $1,000m Fixed Rate Resetting Senior Callable Notes and €2,000m Reset Notes. The proceeds raised through these transactions were used to invest in subsidiaries of Barclays PLC which are included within the financial assets designated at fair value through the income statement balance of £16,246m (December 2019: £10,348m).

Subordinated liabilities

During H120, Barclays PLC issued £500m of Fixed Rate Resetting Subordinated Callable Notes, which is included within the subordinated liabilities balance of £8,669m (December 2019: £7,656m).

Other equity instruments

Other equity instruments comprises AT1 securities issued by Barclays PLC. There have been no new issuances or redemptions during the period.

Management of internal investments, loans and advances

Barclays PLC retains the discretion to manage the nature of its internal investments in subsidiaries according to their regulatory and business needs. Barclays PLC may invest capital and funding into Barclays Bank PLC, Barclays Bank UK PLC and other Group subsidiaries such as Barclays Execution Services Limited and the US Intermediate Holding Company (IHC).

Appendix: Non-IFRS Performance Measures

The Group’s management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by management.

However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Non-IFRS performance measures glossary

Measure	Definition
Loan: deposit ratio	Loans and advances at amortised cost divided by deposits at amortised cost. The components of the calculation have been included on page 44.
Period end allocated tangible equity
Allocated tangible equity is calculated as 13.0% (2019: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Group’s tangible shareholders’ equity and the amounts allocated to businesses.

Average tangible shareholders’ equity
Calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.

Average allocated tangible equity
Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.

Return on average tangible shareholders’ equity
Annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The components of the calculation have been included on page 89.

Return on average allocated tangible equity
Annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average allocated tangible equity. The components of the calculation have been included on page 89.

Cost: income ratio	Total operating expenses divided by total income.
Loan loss rate
Quoted in basis points and represents total annualised impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date. The components of the calculation have been included on page 25.

Net interest margin	Annualised net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 22.
Tangible net asset value per share
Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 97.

Performance measures excluding litigation and conduct	Calculated by excluding litigation and conduct charges from performance measures. The components of the calculations have been included on pages 90 to 97.
Pre-provision profits	Calculated by excluding credit impairment charges from profit before tax. The components of the calculation have been included on pages 90 to 92.
Pre-provision profits excluding litigation and conduct	Calculated by excluding credit impairment charges, and litigation and conduct charges from profit before tax. The components of the calculation have been included on pages 90 to 92.

Returns

Return on average tangible equity is calculated as profit after tax attributable to ordinary equity holders of the parent as a proportion of average tangible equity, excluding non-controlling and other equity interests for businesses. Allocated tangible equity has been calculated as 13.0% (2019: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office average allocated tangible equity represents the difference between the Group’s average tangible shareholders’ equity and the amounts allocated to businesses.

	Profit/(loss) attributable to ordinary equity holders of the parent	Average tangible equity	Return on average tangible equity
Half year ended 30.06.20	£m	£bn	%
Barclays UK	52	10.2	1.0
Corporate and Investment Bank	1,514	27.7	11.0
Consumer, Cards and Payments	(517)	4.7	(21.9)
Barclays International	997	32.4	6.2
Head Office	(354)	6.0	n/m
Barclays Group	695	48.6	2.9

Half year ended 30.06.19
Barclays UK	750	10.3	14.5
Corporate and Investment Bank	1,178	25.5	9.3
Consumer, Cards and Payments	442	5.3	16.6
Barclays International	1,620	30.8	10.5
Head Office	(298)	4.6	n/m
Barclays Group	2,072	45.7	9.1

Performance measures excluding litigation and conduct

	Half year ended 30.06.20
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
Cost: income ratio	£m	£m	£m	£m	£m	£m
Total operating expenses	(2,052)	(3,373)	(1,043)	(4,416)	(125)	(6,593)
Impact of litigation and conduct	11	3	8	11	8	30
Operating expenses	(2,041)	(3,370)	(1,035)	(4,405)	(117)	(6,563)

Total income	3,171	6,933	1,721	8,654	(204)	11,621

Cost: income ratio excluding litigation and conduct	64%	49%	60%	51%	n/m	56%

Profit before tax
Profit/(loss) before tax	68	2,243	(614)	1,629	(425)	1,272
Impact of litigation and conduct	11	3	8	11	8	30
Profit/(loss) before tax excluding litigation and conduct	79	2,246	(606)	1,640	(417)	1,302

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	52	1,514	(517)	997	(354)	695
Post-tax impact of litigation and conduct	8	2	6	8	(1)	15
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	60	1,516	(511)	1,005	(355)	710

Return on average tangible shareholders' equity	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	13.8	27.7	5.4	33.1	9.9	56.8
Average goodwill and intangibles	(3.6)	-	(0.7)	(0.7)	(3.9)	(8.2)
Average tangible shareholders' equity	10.2	27.7	4.7	32.4	6.0	48.6

Return on average tangible shareholders' equity excluding litigation and conduct	1.2%	11.0%	(21.7%)	6.2%	n/m	2.9%

Basic earnings per ordinary share
Basic weighted average number of shares (m)						17,294

Basic earnings per ordinary share excluding litigation and conduct						4.1p

Pre-provision profits

Profit before tax excluding credit impairment charges and litigation and conduct						£m
Profit before tax						1,272
Impact of credit impairment charges						3,738
Profit before tax excluding credit impairment charges						5,010
Impact of litigation and conduct						30
Profit before tax excluding credit impairment charges and litigation and conduct						5,040

	Half year 30.06.19
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
Cost: income ratio	£m	£m	£m	£m	£m	£m
Total operating expenses	(2,065)	(3,505)	(1,166)	(4,671)	(136)	(6,872)
Impact of litigation and conduct	44	26	4	30	40	114
Operating expenses	(2,021)	(3,479)	(1,162)	(4,641)	(96)	(6,758)

Total income	3,548	5,300	2,173	7,473	(231)	10,790

Cost: income ratio excluding litigation and conduct	57%	66%	53%	62%	n/m	63%

Profit before tax
Profit/(loss) before tax	1,062	1,714	627	2,341	(389)	3,014
Impact of litigation and conduct	44	26	4	30	40	114
Profit/(loss) before tax excluding litigation and conduct	1,106	1,740	631	2,371	(349)	3,128

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	750	1,178	442	1,620	(298)	2,072
Post-tax impact of litigation and conduct	32	21	3	24	30	86
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	782	1,199	445	1,644	(268)	2,158

Return on average tangible shareholders' equity	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	13.9	25.5	6.4	31.9	7.9	53.7
Average goodwill and intangibles	(3.6)	-	(1.1)	(1.1)	(3.3)	(8.0)
Average tangible shareholders' equity	10.3	25.5	5.3	30.8	4.6	45.7

Return on average tangible shareholders' equity excluding litigation and conduct	15.1%	9.4%	16.7%	10.7%	n/m	9.4%

Basic earnings per ordinary share
Basic weighted average number of shares (m)						17,178

Basic earnings per ordinary share excluding litigation and conduct						12.6p

Pre-provision profits

Profit before tax excluding credit impairment charges and litigation and conduct						£m
Profit before tax						3,014
Impact of credit impairment charges						928
Profit before tax excluding credit impairment charges						3,942
Impact of litigation and conduct						114
Profit before tax excluding credit impairment charges and litigation and conduct						4,056

Barclays Group
	Q220	Q120	Q419	Q319	Q219	Q119	Q418	Q318
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(3,330)	(3,263)	(3,701)	(4,861)	(3,554)	(3,318)	(4,093)	(3,434)
Impact of litigation and conduct	20	10	167	1,568	53	61	60	105
Operating expenses	(3,310)	(3,253)	(3,534)	(3,293)	(3,501)	(3,257)	(4,033)	(3,329)

Total income	5,338	6,283	5,301	5,541	5,538	5,252	5,073	5,129

Cost: income ratio excluding litigation and conduct	62%	52%	67%	59%	63%	62%	79%	65%

Profit before tax
Profit before tax	359	913	1,097	246	1,531	1,483	374	1,461
Impact of litigation and conduct	20	10	167	1,568	53	61	60	105
Profit before tax excluding litigation and conduct	379	923	1,264	1,814	1,584	1,544	434	1,566

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	90	605	681	(292)	1,034	1,038	(14)	1,050
Post-tax impact of litigation and conduct	16	(1)	122	1,525	40	46	62	85
Profit attributable to ordinary equity holders of the parent excluding litigation and conduct	106	604	803	1,233	1,074	1,084	48	1,135

Return on average tangible shareholders' equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	58.4	55.2	54.5	56.4	54.0	53.2	52.2	52.5
Average goodwill and intangibles	(8.2)	(8.2)	(8.1)	(8.0)	(7.8)	(8.0)	(7.9)	(7.9)
Average tangible shareholders' equity	50.2	47.0	46.4	48.4	46.2	45.2	44.3	44.6

Return on average tangible shareholders' equity excluding litigation and conduct	0.8%	5.1%	6.9%	10.2%	9.3%	9.6%	0.4%	10.2%

Basic earnings per ordinary share
Basic weighted average number of shares (m)	17,294	17,278	17,200	17,192	17,178	17,111	17,075	17,074

Basic earnings per ordinary share excluding litigation and conduct	0.6p	3.5p	4.7p	7.2p	6.3p	6.3p	0.3p	6.6p

Pre-provision profits

Profit before tax excluding credit impairment charges and litigation and conduct	Q220	Q120	Q419	Q319	Q219	Q119	Q418	Q318
	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	359	913	1,097	246	1,531	1,483	374	1,461
Impact of credit impairment charges	1,623	2,115	523	461	480	448	643	254
Profit before tax excluding credit impairment charges	1,982	3,028	1,620	707	2,011	1,931	1,017	1,715
Impact of litigation and conduct	20	10	167	1,568	53	61	60	105
Profit before tax excluding credit impairment charges and litigation and conduct	2,002	3,038	1,787	2,275	2,064	1,992	1,077	1,820

Barclays UK
	Q220	Q120	Q419	Q319	Q219	Q119	Q418	Q318
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(1,024)	(1,028)	(1,122)	(2,432)	(1,063)	(1,002)	(1,175)	(1,042)
Impact of litigation and conduct	6	5	58	1,480	41	3	15	54
Operating expenses	(1,018)	(1,023)	(1,064)	(952)	(1,022)	(999)	(1,160)	(988)

Total income	1,467	1,704	1,959	1,846	1,771	1,777	1,863	1,896

Cost: income ratio excluding litigation and conduct	69%	60%	54%	52%	58%	56%	62%	52%

Profit before tax
(Loss)/profit before tax	(127)	195	647	(687)	477	585	390	740
Impact of litigation and conduct	6	5	58	1,480	41	3	15	54
(Loss)/profit before tax excluding litigation and conduct	(121)	200	705	793	518	588	405	794

Profit attributable to ordinary equity holders of the parent
Attributable (loss)/profit	(123)	175	438	(907)	328	422	241	510
Post-tax impact of litigation and conduct	5	3	43	1,457	30	2	12	48
(Loss)/profit attributable to ordinary equity holders of the parent excluding litigation and conduct	(118)	178	481	550	358	424	253	558

Return on average allocated tangible equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	13.9	13.7	13.8	13.9	13.8	13.9	13.6	13.7
Average goodwill and intangibles	(3.6)	(3.6)	(3.5)	(3.5)	(3.5)	(3.5)	(3.5)	(3.6)
Average allocated tangible equity	10.3	10.1	10.3	10.4	10.3	10.4	10.1	10.1

Return on average allocated tangible equity excluding litigation and conduct	(4.6%)	7.0%	18.7%	21.2%	13.9%	16.4%	10.1%	22.0%

Barclays International
	Q220	Q120	Q419	Q319	Q219	Q119	Q418	Q318
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(2,197)	(2,219)	(2,500)	(2,282)	(2,446)	(2,225)	(2,684)	(2,309)
Impact of litigation and conduct	11	-	86	-	11	19	33	32
Operating expenses	(2,186)	(2,219)	(2,414)	(2,282)	(2,435)	(2,206)	(2,651)	(2,277)

Total income	4,010	4,644	3,452	3,750	3,903	3,570	3,221	3,290

Cost: income ratio excluding litigation and conduct	55%	48%	70%	61%	62%	62%	82%	69%

Profit before tax
Profit before tax	807	822	640	1,137	1,223	1,118	215	850
Impact of litigation and conduct	11	-	86	-	11	19	33	32
Profit before tax excluding litigation and conduct	818	822	726	1,137	1,234	1,137	248	882

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	468	529	397	799	832	788	(21)	687
Post-tax impact of litigation and conduct	8	-	64	2	8	16	34	26
Profit attributable to ordinary equity holders of the parent excluding litigation and conduct	476	529	461	801	840	804	13	713

Return on average allocated tangible equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	34.2	31.9	31.9	33.3	32.1	31.6	32.4	32.5
Average goodwill and intangibles	(0.7)	(0.7)	(1.0)	(1.1)	(1.0)	(1.1)	(1.1)	(1.3)
Average allocated tangible equity	33.5	31.2	30.9	32.2	31.1	30.5	31.3	31.1

Return on average allocated tangible equity excluding litigation and conduct	5.7%	6.8%	6.0%	10.0%	10.8%	10.6%	0.2%	9.2%

Corporate and Investment Bank
	Q220	Q120	Q419	Q319	Q219	Q119	Q418	Q318
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(1,683)	(1,690)	(1,926)	(1,716)	(1,867)	(1,638)	(2,046)	(1,744)
Impact of litigation and conduct	3	-	79	4	7	19	23	32
Operating expenses	(1,680)	(1,690)	(1,847)	(1,712)	(1,860)	(1,619)	(2,023)	(1,712)

Total income	3,316	3,617	2,314	2,617	2,795	2,505	2,151	2,235

Cost: income ratio excluding litigation and conduct	51%	47%	80%	65%	67%	65%	94%	77%

Profit before tax
Profit before tax	1,040	1,203	359	882	887	827	85	498
Impact of litigation and conduct	3	-	79	4	7	19	23	32
Profit before tax excluding litigation and conduct	1,043	1,203	438	886	894	846	108	530

Profit attributable to ordinary equity holders of the parent
Attributable profit/(loss)	694	820	193	609	596	582	(84)	431
Post-tax impact of litigation and conduct	2	-	58	5	5	16	27	25
Profit/(loss) attributable to ordinary equity holders of the parent excluding litigation and conduct	696	820	251	614	601	598	(57)	456

Return on average allocated tangible equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	29.1	26.2	25.9	26.9	25.8	25.2	26.0	26.2
Average goodwill and intangibles	(0.1)	-	(0.1)	-	-	(0.1)	-	(0.2)
Average allocated tangible equity	29.0	26.2	25.8	26.9	25.8	25.1	26.0	25.9

Return on average allocated tangible equity excluding litigation and conduct	9.6%	12.5%	3.9%	9.2%	9.3%	9.5%	(0.9%)	7.0%

Consumer, Cards and Payments
	Q220	Q120	Q419	Q319	Q219	Q119	Q418	Q318
Cost: income ratio	£m	£m	£m	£m	£m	£m	£m	£m
Total operating expenses	(514)	(529)	(574)	(566)	(579)	(587)	(638)	(565)
Impact of litigation and conduct	8	-	7	(4)	4	-	10	-
Operating expenses	(506)	(529)	(567)	(570)	(575)	(587)	(628)	(565)

Total income	694	1,027	1,138	1,133	1,108	1,065	1,070	1,055

Cost: income ratio excluding litigation and conduct	73%	52%	50%	50%	52%	55%	59%	54%

Profit before tax
(Loss)/profit before tax	(233)	(381)	281	255	336	291	130	352
Impact of litigation and conduct	8	-	7	(4)	4	-	10	-
(Loss)/profit before tax excluding litigation and conduct	(225)	(381)	288	251	340	291	140	352

Profit attributable to ordinary equity holders of the parent
Attributable (loss)/profit	(226)	(291)	204	190	236	206	63	256
Post-tax impact of litigation and conduct	6	-	6	(3)	3	-	7	1
(Loss)/profit attributable to ordinary equity holders of the parent excluding litigation and conduct	(220)	(291)	210	187	239	206	70	257

Return on average allocated tangible equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	5.1	5.7	6.0	6.4	6.3	6.4	6.4	6.3
Average goodwill and intangibles	(0.6)	(0.7)	(0.9)	(1.1)	(1.0)	(1.0)	(1.1)	(1.1)
Average allocated tangible equity	4.5	5.0	5.1	5.3	5.3	5.4	5.3	5.2

Return on average allocated tangible equity excluding litigation and conduct	(19.6%)	(23.5%)	16.3%	14.0%	18.0%	15.4%	5.4%	19.9%

Head Office
	Q220	Q120	Q419	Q319	Q219	Q119	Q418	Q318
Profit before tax	£m	£m	£m	£m	£m	£m	£m	£m
Loss before tax	(321)	(104)	(190)	(204)	(169)	(220)	(231)	(129)
Impact of litigation and conduct	3	5	23	88	1	39	12	19
Loss before tax excluding litigation and conduct	(318)	(99)	(167)	(116)	(168)	(181)	(219)	(110)

Profit attributable to ordinary equity holders of the parent
Attributable loss	(255)	(99)	(154)	(184)	(126)	(172)	(234)	(147)
Post-tax impact of litigation and conduct	3	(4)	15	66	2	28	16	11
Attributable loss excluding litigation and conduct	(252)	(103)	(139)	(118)	(124)	(144)	(218)	(136)

Tangible net asset value per share	As at	As at	As at
	30.06.20	31.12.19	31.06.19
	£m	£m	£m
Total equity excluding non-controlling interests	68,304	64,429	67,576
Other equity instruments	(10,871)	(10,871)	(12,123)
Goodwill and intangibles	(8,163)	(8,119)	(7,993)
Tangible shareholders' equity attributable to ordinary shareholders of the parent	49,270	45,439	47,460

	m	m	m
Shares in issue	17,345	17,322	17,245

	p	p	p
Tangible net asset value per share	284	262	275

Shareholder Information

Results timetable1			Date
Q320 Results Announcement			23 October 2020

				% Change3
Exchange rates2	30.06.20	31.12.19	30.06.19	31.12.19	30.06.19
Period end - USD/GBP	1.24	1.33	1.27	(7%)	(2%)
6 month average - USD/GBP	1.26	1.26	1.29	-	(2%)
3 month average - USD/GBP	1.24	1.29	1.29	(4%)	(4%)
Period end - EUR/GBP	1.10	1.18	1.12	(7%)	(2%)
6 month average - USD/GBP	1.14	1.14	1.15	-	(1%)
3 month average - EUR/GBP	1.13	1.16	1.14	(3%)	(1%)

Share price data
Barclays PLC (p)	114.42	179.64	149.80
Barclays PLC number of shares (m)	17,345	17,322	17,245

For further information please contact

Investor relations	Media relations
Chris Manners +44 (0) 20 7773 2136	Tom Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays.

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.
Tel: 0371 384 20554 from the UK or +44 121 415 7004 from overseas.

American Depositary Receipts (ADRs)
J.P.Morgan Chase Bank, N.A
StockTransfer@equiniti.com
Tel: +1 800 990 1135 (toll free in US and Canada), +1 651 453 2128 (outside the US and Canada) or +1 866 700 1652 (for the hearing impaired).
J.P.Morgan Chase Bank N.A., Shareowner Services, PO Box 64504, St Paul, MN 55164-0504, USA.

Delivery of ADR certificates and overnight mail
J.P.Morgan Chase Bank N.A., Shareowner Services, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120, USA.

1	Note that these dates are provisional and subject to change.
2	The average rates shown above are derived from daily spot rates during the year.
3	The change is the impact to GBP reported information.
4	Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.